     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 1998

                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           NETWORKS ASSOCIATES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

              DELAWARE                               7372                              77-0316593
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                               2805 BOWERS AVENUE
                             SANTA CLARA, CA 95051
                                 (408) 988-3832
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               WILLIAM L. LARSON
                            CHIEF EXECUTIVE OFFICER
                               2805 BOWERS AVENUE
                             SANTA CLARA, CA 95051
                                 (408) 988-3832
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

       JEFFREY D. SAPER, ESQ.                 STEPHEN T. WALKER                  EDWIN M. MARTIN, ESQ.
        KURT J. BERNEY, ESQ.            PRESIDENT AND CHIEF EXECUTIVE           JAY G. FINKELSTEIN, ESQ.
    JAN-MARC VAN DER SCHEE, ESQ.                   OFFICER                       PIPER & MARBURY L.L.P.
  WILSON SONSINI GOODRICH & ROSATI    TRUSTED INFORMATION SYSTEMS, INC.        1200 NINETEENTH STREET, NW
      PROFESSIONAL CORPORATION               3060 WASHINGTON ROAD                WASHINGTON, D.C. 20036
         650 PAGE MILL ROAD                GLENWOOD, MARYLAND 21738                  (202) 861-3900
        PALO ALTO, CA 94304                     (301) 854-6889
           (650) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As soon as practicable after the effective date of this Registration Statement and certain other conditions under the Reorganization Agreement are met or waived.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================================
                                                                   PROPOSED             PROPOSED
                                               AMOUNT               MAXIMUM              MAXIMUM
   TITLE OF EACH CLASS OF SECURITIES            TO BE           OFFERING PRICE          AGGREGATE            AMOUNT OF
           TO BE REGISTERED                 REGISTERED(1)          PER SHARE        OFFERING PRICE(2)   REGISTRATION FEE(3)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, Par Value $0.01 per
  share................................   5,035,140 shares          $20.531           $320,050,983            $94,415
===========================================================================================================================

(1) Represents the number of shares of the Common Stock of the Registrant which may be issued to former stockholders of Trusted Information Systems, Inc. ("TIS") pursuant to the Merger described herein giving effect to the exercise of outstanding and exercisable options and shares expected to be issued pursuant to TIS's Amended and Restated Employee Stock Option Plan, TIS's Amended and Restated 1996 Directors Stock Option Plan and TIS's Amended and Restated 1996 Stock Option Plan.
(2) Each share of TIS Common Stock will be converted into the right to receive
    0.323 of a share of Common Stock of the Registrant pursuant to the Merger described herein. Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, the registration fee has been calculated as of March 20, 1998. Pursuant to Rule 457(f)(1), the maximum aggregate offering price is the product of (i) $20.531, representing the average high and low price of TIS Common Stock as reported on the Nasdaq National Market ("Nasdaq") on March 20, 1998, and (ii) up to 15,588,670 shares of TIS Common Stock to be converted into shares of the Common Stock of Registrant.
(3) The amount of the registration fee includes $58,836 previously paid pursuant to Section 14(g) of the Securities Exchange Act of 1934, as amended, in connection with the filing by the Registrant and TIS of a preliminary Proxy Statement/ Prospectus related to the proposed.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                       TRUSTED INFORMATION SYSTEMS, INC.
                                PROXY STATEMENT

                            ------------------------

                           NETWORKS ASSOCIATES, INC.
                                   PROSPECTUS
                            ------------------------

     Networks Associates, Inc., a Delaware corporation ("Network Associates"), and Trusted Information Systems, Inc., a Delaware corporation ("TIS"), have entered into an Agreement and Plan of Reorganization, dated as of February 22, 1998, (the "Reorganization Agreement"), among Network Associates, Thor Acquisition Corp., a wholly-owned subsidiary of Network Associates ("Merger Sub"), and TIS. Pursuant to the Reorganization Agreement, Merger Sub will merge with and into TIS, TIS will continue as the surviving corporation and will become a wholly-owned subsidiary of Network Associates, and each outstanding share of common stock of TIS, $0.01 par value ("TIS Common Stock"), will be converted into the right to receive 0.323 of a share (the "Exchange Ratio") of the common stock of Network Associates (all such actions collectively, the "Merger").

     This Proxy Statement/Prospectus is being furnished to stockholders of TIS in connection with the solicitation of proxies by the TIS Board of Directors (the "TIS Board") for use at the Special Meeting of TIS stockholders to be held
on                , 1998, at the offices of Piper & Marbury L.L.P., 1200
Nineteenth Street, N.W., Washington, D.C. 20036, commencing at 8:00 a.m., local time, and at any adjournment or postponement thereof (the "TIS Special Meeting").

     This Proxy Statement/Prospectus also constitutes the Prospectus of Network Associates with respect to the common stock of Network Associates, par value $0.01 (the "Network Associates Common Stock"), to be issued in the Merger in exchange for outstanding shares of TIS Common Stock.

                            ------------------------

     THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS (INCLUDING THE ANNEXES HERETO) HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS PROXY STATEMENT/ PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. THE STOCKHOLDERS OF TIS ARE URGED TO READ AND CONSIDER CAREFULLY THIS PROXY STATEMENT/ PROSPECTUS (INCLUDING THE ANNEXES HERETO) IN ITS ENTIRETY, INCLUDING THE MATTERS REFERRED TO BEGINNING ON PAGE 11 UNDER "RISK FACTORS."

                            ------------------------

     This Proxy Statement/Prospectus and the accompanying proxy cards are first being mailed to stockholders of TIS on or about March [ ], 1998.

    The date of this Proxy Statement/Prospectus is [               ], 1998.

     Upon consummation of the Merger, each issued and outstanding share of TIS Common Stock (other than shares owned by Network Associates, Merger Sub, or any subsidiary of Network Associates) will be converted into the right to receive
0.323 of a share of Network Associates Common Stock and each outstanding option to purchase TIS Common Stock under the stock option plans of TIS will be assumed by Network Associates and will become an option to purchase that number of shares of the Network Associates Common Stock as is equal (subject to rounding) to the number of shares of TIS Common Stock that were subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. Upon consummation of the Merger, all shares of TIS Common Stock will cease to be outstanding and will be canceled and retired and will cease to exist, and each holder of a certificate formerly representing shares of TIS Common Stock will thereafter cease to have any rights with respect thereto, except the right to receive shares of Network Associates Common Stock.

     Network Associates Common Stock is listed on the Nasdaq National Market ("Nasdaq") under the symbol NETA. It is a condition of the obligations of Network Associates and TIS to the consummation of the Merger that the shares to be issued in the Merger be approved for quotation on Nasdaq. Following consummation of the Merger, TIS Common Stock will be removed from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will no longer be listed for quotation on Nasdaq.

     On February 20, 1998, the last full trading day prior to the public announcement of the execution and delivery of the Reorganization Agreement, the closing sale prices of the Network Associates Common Stock and TIS Common Stock on Nasdaq were $62.50 per share and $12.63 per share, respectively. On March 23, 1998, the closing sale prices of the Network Associates Common Stock and TIS Common Stock were $64.06 per share and $20 per share, respectively.

     Because the Exchange Ratio is fixed, changes in the market price of Network Associates Common Stock will affect the dollar value of the Network Associates Common Stock to be received by stockholders of TIS in the Merger. Stockholders of TIS are encouraged to obtain current market quotations for Network Associates Common Stock and TIS Common Stock prior to the TIS Special Meeting.

                            ------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY, AND, IF GIVEN, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NETWORK ASSOCIATES, TIS OR ANY OTHER PERSON. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NETWORK ASSOCIATES OR TIS SINCE THE DATE HEREOF, OR THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

     Network Associates and TIS are subject to the information reporting requirements of the Exchange Act, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison

Street, Suite 1400, Chicago, Illinois 60611-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. Network Associates Common Stock and TIS Common Stock are quoted on Nasdaq, and such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc. located at 9513 Key West Avenue, Rockville, Maryland 20850. After the consummation of the Merger, TIS will no longer file reports, proxy statements or other information with the SEC or Nasdaq. Instead such information will be provided, to the extent required, in filings made by the Network Associates.

     Under the rules and regulations of the SEC, the solicitation of proxies from stockholders of TIS to approve and adopt the Reorganization Agreement and to approve the Merger constitutes an offering of Network Associates Common Stock to be issued in connection with the Merger. Accordingly, Network Associates has filed with the SEC a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the SEC or through the Commission's Electronic Data Gathering and Retrieval System ("EDGAR") at http://www.sec.gov, or obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the SEC by Network Associates (File No. 0-20558) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

          1. Network Associates' Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

          2. Network Associates' Current Reports on Form 8-K filed on February 10, 1998, February 12, 1998 and February 25, 1998; and

          3. The description of Network Associates' Common Stock set forth in Network Associates' registration statements filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

     The following documents previously filed with the SEC by TIS (File No. 0-21067) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

          1. TIS's Annual Report on Form 10-K for the fiscal year ended December 26, 1997, as amended on Form 10-K/A; and

          2. TIS's Current Reports on Form 8-K filed on October 24, 1997, October 27, 1997, December 24, 1997, and February 25, 1998.

     All documents and reports subsequently filed by Network Associates and by TIS pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus prior to the date of the TIS Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/ Prospectus and to be part hereof from the dates of filing of such documents and reports.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

     All information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Network Associates and Merger Sub has been supplied by Network Associates and all such information relating to TIS has been supplied by TIS.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, UPON ORAL OR WRITTEN REQUEST BY ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, IN THE CASE OF DOCUMENTS RELATING TO NETWORK ASSOCIATES, FROM NETWORK ASSOCIATES, 2805 BOWERS AVENUE, SANTA CLARA, CALIFORNIA 95051, ATTENTION: INVESTOR RELATIONS; TELEPHONE NUMBER: (408) 988-3832, AND IN THE CASE OF DOCUMENTS RELATING TO TIS, FROM TIS, 3060 WASHINGTON ROAD, GLENWOOD, MARYLAND 21738, ATTENTION: INVESTOR RELATIONS; TELEPHONE NUMBER: (301) 854-6889. IN ORDER TO ASSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE TIS SPECIAL MEETING, ANY SUCH REQUEST SHOULD BE MADE BY APRIL [--], 1998.

                                   TRADEMARKS

     This Proxy Statement/Prospectus contains trademarks of Network Associates (including Net Tools, McAfee Total Virus Defense, PGP Total Network Security, Sniffer Total Network Security and McAfee Total Service Desk) and TIS (including Gauntlet, RecoverKey and Stalker) and may contain trademarks of others.

                           FORWARD-LOOKING STATEMENTS

     OTHER THAN STATEMENTS OF HISTORICAL FACT, STATEMENTS MADE IN THIS PROXY STATEMENT/PROSPECTUS, INCLUDING STATEMENTS AS TO THE BENEFITS EXPECTED TO RESULT FROM THE MERGER AND AS TO FUTURE FINANCIAL PERFORMANCE AND THE ANALYSES PERFORMED BY THE FINANCIAL ADVISORS TO TIS, ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN "RISK FACTORS" BELOW, WHICH TIS STOCKHOLDERS SHOULD CAREFULLY REVIEW.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
SELECTED HISTORICAL AND SELECTED PRO FORMA COMBINED
  FINANCIAL DATA............................................    9
RISK FACTORS................................................   11
COMPARATIVE PER SHARE DATA..................................   27
COMPARATIVE MARKET PRICE DATA...............................   28
TIS SPECIAL MEETING.........................................   29
  Date, Time and Place of TIS Special Meeting...............   29
  Purpose...................................................   29
  Record Date and Outstanding Shares........................   29
  Vote Required.............................................   29
  Proxies...................................................   30
  Solicitation of Proxies; Expenses.........................   30
  No Appraisal Rights.......................................   30
APPROVAL OF THE MERGER AND RELATED TRANSACTIONS.............   31
  Background of the Merger..................................   31
  Reasons for the Merger; TIS's Board Recommendation........   34
  Opinion of Financial Advisor..............................   36
  Certain Federal Income Tax Considerations.................   39
  Governmental and Regulatory Approvals.....................   41
  Accounting Treatment......................................   41
  No Appraisal Rights.......................................   41
TERMS OF THE MERGER.........................................   42
  Effective Time............................................   42
  Manner and Basis of Converting Securities.................   42
  Stock Ownership Following the Merger......................   43
  Conduct Following the Merger..............................   43
  Conduct of TIS's and Network Associates' Business Prior to
     the Merger.............................................   44
  Representations and Warranties............................   46
  No Solicitation...........................................   46
  Termination Fee...........................................   47
  Stock Options and Employee Benefits.......................   48
  Interests of Certain Persons..............................   48
  Stock Option Agreement....................................   49
  Affiliate Agreements......................................   50
  Voting Agreements.........................................   51
  Noncompetition Agreement..................................   51
  Conditions to the Merger..................................   51
  Termination of the Reorganization Agreement...............   53
COMPARISON OF CAPITAL STOCK.................................   54
  Description of Network Associates Capital Stock...........   54
  Description of TIS Capital Stock..........................   55
  Comparison of Rights of TIS and Network Associates
     Stockholders...........................................   55
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION..........   58

                                                              PAGE
                                                              ----
NETWORKS ASSOCIATES, INC....................................   64
  Business..................................................   64
  Recent Developments.......................................   64
TRUSTED INFORMATION SYSTEMS, INC............................   66
  Business..................................................   66
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................   67
  Overview..................................................   67
  The Commercial Division...................................   67
  The Advanced Research and Engineering Division............   67
  Results of Operations.....................................   68
  Quarterly Results of Operations...........................   70
  Liquidity and Capital Resources...........................   71
  Year 2000 Compliance Matters..............................   72
ADDITIONAL MATTER BEING SUBMITTED TO A VOTE OF THE TIS
  STOCKHOLDERS..............................................   73
  Proposal Two--Election of TIS Directors...................   73
  TIS Directors to be Elected at the Special Meeting........   73
  TIS Directors Whose Terms Expire in 1999..................   73
  TIS Director Whose Term Expires in 2000...................   74
  Recommendation of the TIS Board...........................   74
  TIS Board of Directors and Committees.....................   74
  TIS Executive Officers....................................   75
  TIS Executive Compensation................................   76
  Compensation Committee Report on TIS Executive
     Compensation...........................................   77
  TIS Compensation Committee Interlocks and Insider
     Participation..........................................   78
  TIS Performance Graph.....................................   79
  TIS Section 16(a) Beneficial Ownership Reporting
     Compliance.............................................   79
  TIS Principal Stockholders................................   80
LEGAL MATTERS...............................................   81
EXPERTS.....................................................   81
STOCKHOLDER PROPOSALS.......................................   81
INDEX TO TIS FINANCIAL STATEMENTS...........................  F-1

ANNEX A  AGREEMENT AND PLAN OF REORGANIZATION
ANNEX B  OPINION OF J.P MORGAN SECURITIES INC.
ANNEX C  STOCK OPTION AGREEMENT

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/ Prospectus. This summary does not contain a complete statement of all material elements of the proposals to be voted on and is qualified in its entirety by the more detailed information appearing elsewhere in this Proxy Statement/Prospectus and in the information and documents annexed hereto.

THE COMPANIES

  Networks Associates, Inc.

     Network Associates is a leading developer and provider of network security and management software products. Network Associates has historically derived a significant majority of its revenues from the licensing of its flagship McAfee anti-virus products and Sniffer network fault and performance management products. Network Associates is currently focusing its efforts on broadening its revenue base by providing network security and management solutions to enterprise customers, targeting in particular the Windows NT/Intel platform. In furtherance of this strategy, Network Associates recently organized its products into four product suites -- McAfee Total Virus Defense and PGP Total Network Security and Sniffer Total Network Visibility and McAfee Total Service Desk. These four product suites together form an integrated solution called "Net Tools."

     Networks Associates was formed in December 1997 as a result of the strategic business combination of McAfee Associates, Inc. ("McAfee") and Network General Corporation ("Network General"). Pursuant to this strategic combination, Network General merged with a wholly owned subsidiary of McAfee, and McAfee changed its legal name to "Networks Associates, Inc." and has since conducted business using the name "Network Associates, Inc.," marketing products using, among other names, Network Associates, McAfee and Network General. Network Associates' principal executive offices are located at 2805 Bowers Avenue, Santa Clara, California 95051. Its telephone number at that address is (408) 988-3832.

     The proposed Merger will, among other things, broaden Network Associates' suite of network security products. Similarly, Network Associates has agreed to acquire Magic Solutions International, Inc. ("Magic Solutions"), a privately held provider of internal help desk and asset management solutions. If consummated, the Magic Solutions acquisition will broaden the McAfee Total Service Desk suite of products. The Magic Solutions acquisition, which is subject to customary conditions to closing (including Magic Solutions stockholder approval), is expected to close early in the second quarter of 1998. See "Networks Associates, Inc. -- Recent Developments" and "Risk
Factors -- Risks Associated with Network Associates Acquisitions Generally."

  Trusted Information Systems, Inc.

     TIS provides comprehensive security solutions for the protection of computer networks, including global Internet-based systems, internal networks and individual workstations and laptops, and is a leading provider of firewall and intrusion detection products. TIS develops, markets, licenses and supports the Gauntlet family of firewall products and the Stalker line of intrusion detection products. These products allow customers to create "trusted" networks that are protected from access, theft and damage by unauthorized users from "untrusted" networks such as the Internet and also enable the creation of virtual private networks through the encrypted transmission of information across untrusted networks. TIS emphasizes the robustness of its security solutions, its long experience with computer security and cryptography issues and its ability to provide comprehensive solutions to customers. TIS also emphasizes its strong reputation with corporate and government computer security professionals in the United States and abroad as a pioneer in the field of computer network security.

     TIS is a Delaware corporation incorporated in May 1996. TIS's principal executive offices are located at 3060 Washington Road, Glenwood, Maryland 21738. Its telephone number at that address is (301) 854-6889.

  Thor Acquisition Corp.

     Merger Sub is a Delaware corporation recently organized by Network Associates for the purpose of effecting the Merger. It has no material assets and has not engaged in any activities except in connection with the Merger. Merger Sub's executive offices are located at 2805 Bowers Avenue, Santa Clara, California 95051, and its telephone number is (408) 988-3832.

SPECIAL MEETING OF STOCKHOLDERS OF TIS

  Date, Time, Place and Purpose

     The TIS Special Meeting will be held at the offices of Piper & Marbury L.L.P., 1200 Nineteenth Street, N.W., Washington, D.C. 20036 on [ ] at 10:00 a.m., local time. The purpose of the TIS Special Meeting is (i) to consider and vote upon a proposal to approve and adopt the Reorganization Agreement and to approve the Merger and (ii) to elect two directors to the TIS Board of Directors with terms expiring in 2001 (the "TIS Board"). If the Merger is approved by the TIS stockholders and the Merger is consummated, each of the directors on the TIS Board immediately prior to the Effective Time will cease to be a director of TIS at the Effective Time. See "TIS Special Meeting -- Date, Time and Place of TIS Special Meeting" and "-- Purpose."

  Record Date and Vote Required

     Only TIS stockholders of record at the close of business on March 12, 1998 (the "TIS Record Date") are entitled to notice of and to vote at the TIS Special Meeting. Under Delaware law, the Certificate of Incorporation of TIS and the Bylaws of TIS, the affirmative vote of the majority of votes entitled to be cast by the holders of TIS Common Stock outstanding as of the TIS Record Date is required to approve and adopt the Reorganization Agreement and to approve the Merger. The two director nominees receiving the highest number of affirmative votes of the shares entitled to vote on such matter shall be elected as TIS directors.

     As of the TIS Record Date, there were approximately 253 stockholders of record of TIS Common Stock and 13,882,789 shares of TIS Common Stock outstanding, with each share entitled to one vote on the matters to be acted upon at the TIS Special Meeting. See "TIS Special Meeting -- Vote Required."

     As of the TIS Record Date, the executive officers and directors of TIS owned approximately 32% of the outstanding shares of TIS Common Stock, representing approximately 32% of the votes entitled to be cast by holders of TIS Common Stock issued and outstanding as of the TIS Record Date. Mr. Stephen
T. Walker and Dr. Martha Branstad, both TIS directors and the two largest stockholders of TIS, have each entered into a Voting Agreement with Network Associates obligating them, among other things, to vote their shares of TIS Common Stock in favor of the Merger. As of the TIS Record Date, Mr. Walker and Dr. Branstad held in the aggregate approximately 31% of the outstanding TIS Common Stock as of the TIS Record Date. Consequently, Stockholder Approval will be obtained if holders of additional shares of TIS Common Stock representing approximately 19% of the outstanding shares of TIS Common Stock vote in favor of the approval and adoption of the Reorganization Agreement and approval of the Merger. See "Terms of the Merger -- Voting Agreements" and "-- Conditions to the Merger."

TIS BOARD RECOMMENDATIONS

     The TIS Board, by unanimous vote of the directors present and voting at a special meeting of the TIS Board on February 22, 1998 (which included all directors except Dr. Gerald J. Popek, who recused himself from all deliberations and votes regarding the Merger) approved the Reorganization Agreement and the transactions contemplated thereby and determined that the Merger is fair to, and in the best interests of, TIS and its stockholders. After careful consideration, the TIS Board has approved the Reorganization Agreement and has determined that the Merger is fair to, and in the best interests of TIS and its stockholders. The TIS Board recommends that holders of shares of TIS Common Stock vote FOR (i) approval and adoption of the Reorganization Agreement and the Merger and (ii) the election of the director nominees named herein. If the Merger is approved by the TIS stockholders and the Merger is consummated, each of the directors on the TIS

Board immediately prior to the Effective Time will cease to be a director of TIS at the Effective Time. Holders of shares of TIS Common Stock should read this Proxy Statement/Prospectus carefully prior to voting.

NETWORK ASSOCIATES' REASONS FOR THE MERGER

     The Board of Directors of Network Associates (the "Network Associates Board") has approved the Reorganization Agreement and has identified several potential benefits of the Merger which they believe will contribute to the success of both Network Associates and TIS following the Merger. As computer networks have proliferated and become more complex, management information systems directors and other information technology professionals are continually seeking integrated solutions for their network security and management needs from a limited number of vendors. The combination of Network Associates and TIS creates a complementary and comprehensive suite of product offerings to serve the enterprise network security market. Following the Merger, the combined company will be able to offer industry-recognized security products that address multiple security needs, including firewalls, encryption, authentication, intrusion detection and anti-virus solutions. Other potential benefits include the opportunity (i) to market Network Associates' broader suite of network security and management products under the Net Tools product umbrella to TIS's existing customer base; (ii) to leverage Network Associates' extensive customer base and channels of distribution in connection with the sales and marketing of TIS's products; (iii) to expand Network Associates' professional services organization; and (iv) to realize other synergies and cost savings following the Merger. See "Approval of the Merger and Related Transactions -- Background of the Merger" and "-- Reasons For the Merger; TIS's Board Recommendation."

TIS'S REASONS FOR THE MERGER

     The TIS Board's decision to approve the Reorganization Agreement and the Merger was based in significant part upon its assessment of the trends developing in the network security software industry, and the changes which may come about in such market as a result of increasing competition, consolidation and customer demands. The TIS Board believes that companies which are able to provide customers with an integrated software security solution, will be better-positioned to compete in such environment in the long term. In addition, the TIS Board believes that TIS will face increased competition as larger network security and management companies expand their suite of product offerings through acquisition and/or internal development to include a broad array of security products and as customers increasingly seek to purchase total solutions from a limited number of vendors.

     The TIS Board identified several other potential strategic benefits of the Merger which TIS believes will contribute to the success of the combined companies including (i) the potential realization of synergies and cost savings associated with combining the underlying organizations and technologies of TIS and Network Associates; (ii) the opportunity for TIS to leverage Network Associates' significantly greater financial resources and marketing capabilities; (iii) the opportunity to greatly increase the available sales force to market TIS's products by marketing such products through Network Associates' extensive direct sales force; (iv) the opportunity to broaden and expand TIS's international distribution channels by using Network Associates' extensive sales and distribution presence internationally; and (v) the opportunity to market TIS's products to Network Associates' larger and generally different installed base of customers.

     TIS further evaluated the merits of the Network Associates Common Stock and concluded that the Network Associates Common Stock may have appreciation potential in the long term and represent a more liquid investment than the TIS Common Stock and is followed by a much greater number of stock analysts. The TIS Board also considered the opinion of its financial advisers, other potential benefits and synergies that may result from Merger and interests that certain persons may have in the Merger. A more complete description of the primary factors considered and relied upon by the TIS Board in reaching its recommendation are referred to in "Approval of the Merger and Related Transactions -- Background of the Merger" and "-- Reasons For the Merger; TIS's Board Recommendation" and "Terms of the Merger -- Interests of Certain Persons."

FAIRNESS OPINION

     J.P. Morgan Securities Inc. ("J.P. Morgan") has delivered to the TIS Board its written opinion, dated February 22, 1998, to the effect that, as of such date, the consideration to be paid to TIS's stockholders in the Merger is fair, from a financial point of view, to such stockholders. The full text of the opinion of J.P. Morgan, which sets forth assumptions made and matters considered, is attached as Annex B to this Proxy Statement/ Prospectus and is incorporated herein by reference. Holders of TIS Common Stock are urged to, and should, read such opinion in its entirety. See "Approval of the Merger and Related Transactions -- Opinion of TIS's Financial Advisor" and Annex B hereto.

RISK FACTORS

     See "Risk Factors" for a discussion of certain factors pertaining to the Merger and the combined businesses of Network Associates and TIS.

INCOME TAX TREATMENT

     The Merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), in which case no gain or loss generally should be recognized by the holders of shares of TIS Common Stock on the exchange of their shares of TIS Common Stock solely for shares of Network Associates Common Stock. As a condition to the consummation of the Merger, each of Network Associates and TIS will have received an opinion from its respective tax counsel to the effect that the Merger will constitute a reorganization under Section 368(a) of the Code. However, all TIS stockholders are urged to consult their own tax advisors. See "Approval of the Merger and Related Transactions -- Certain Federal Income Tax Considerations."

REGULATORY MATTERS

     Consummation of the Merger is subject to compliance with the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"). On March 13, 1998 Network Associates and TIS filed the notifications required under the HSR Act, as well as certain information required to be furnished to the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"). In addition, all material filings, if any, required under foreign antitrust laws in connection with the consummation of the Merger will be made by Network Associates and TIS. The Merger is also subject to satisfaction of the requirements of federal securities laws and applicable securities and "blue sky" laws of the various states. See "Approval of the Merger and Related Transactions -- Governmental and Regulatory Approvals."

ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon receipt by Network Associates of letters at the closing of the Merger from Coopers & Lybrand L.L.P., Network Associates' independent accountants, and Ernst & Young LLP, TIS's independent public accountants, regarding the firms' concurrence with Network Associates management's and TIS management's conclusions, respectively, as to the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16 ("APB No. 16"), if consummated in accordance with the Reorganization Agreement. See "Approval of the Merger and Related Transactions -- Accounting Treatment" and "Terms of the
Merger -- Conditions to the Merger."

THE MERGER

  Terms of the Merger; Exchange Ratio

     At the Effective Time (as defined below) of the Merger and subject to and upon the terms and conditions of the Reorganization Agreement, Merger Sub will merge with and into TIS and TIS will become a wholly-owned subsidiary of Network Associates. Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into TIS with TIS remaining as the surviving corporation. As a result of the Merger, each outstanding share of TIS Common Stock, other than shares owned by Merger Sub, Network Associates or any wholly-owned subsidiary of Network Associates, will be converted into the right to receive 0.323 of a share (the "Exchange Ratio") of Network Associates Common Stock, and each outstanding option to purchase TIS Common Stock under TIS's stock option plans (each, a "TIS Common Stock Option") will be assumed by Network Associates (each, an "Assumed Option") and will become an option to purchase that number of shares of Network Associates Common Stock as is equal (subject to rounding) to the number of shares of TIS Common Stock that were subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of TIS Common Stock at which such TIS Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent.

     On February 20, 1998, the last full trading day prior to the public announcement of the execution and delivery of the Reorganization Agreement, the closing prices per share of Network Associates Common Stock and TIS Common Stock on Nasdaq were $62.50 and $12.63, respectively. On March 23, 1998, the closing prices per share of Network Associates Common Stock and TIS Common Stock on Nasdaq were $64.06 and $20.00, respectively. See "Comparative Market Price Data." Because the Exchange Ratio is fixed, changes in the market price of Network Associates Common Stock will affect the market value of the Network Associates Common Stock to be received by stockholders of TIS in the Merger. TIS stockholders are encouraged to obtain current market quotations for Network Associates Common Stock and TIS Common Stock prior to the TIS Special Meeting.

  Effective Time of the Merger

     The Merger will become effective upon the filing of a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware or at such later time as may be agreed in writing by Network Associates and TIS and specified in the Certificate of Merger (the "Effective Time"). Assuming all conditions to the Merger are met or waived prior thereto, it is anticipated that the Closing Date of the Merger (the "Closing Date") and
Effective Time will be on or about [               ] 1998. See "Terms of the
Merger -- Effective Time."

  Exchange of TIS Stock Certificates; Assumption of TIS Options

     Promptly after the Effective Time, Network Associates, acting through Boston EquiServe as its exchange agent (the "Exchange Agent"), will deliver to each TIS stockholder of record a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of TIS Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF TIS COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. At the Effective Time, each outstanding TIS Common Stock option will be assumed by Network Associates as described above. OPTION AGREEMENTS NEED NOT BE SURRENDERED. See "Terms of the Merger -- Manner and Basis of Converting Shares."

  Form S-8 Registration Statement

     Within five days after the Effective Date, Network Associates will file a registration statement on Form S-8 under the Securities Act covering the shares of Network Associates Common Stock issuable with respect to the Assumed Options. See "Terms of the Merger -- Manner and Basis of Converting Shares."

  Stock Ownership Following the Merger

     Based upon the number of shares of TIS Common Stock outstanding as of February 28, 1998, an aggregate of approximately 4.5 million shares of Network Associates Common Stock will be issued to TIS stockholders in the Merger, and Network Associates will assume TIS options in exchange for options to purchase up to approximately 551,000 additional shares of Network Associates Common Stock. Based upon the number of shares of Network Associates Common Stock issued and outstanding as of February 28, 1998, and after giving effect to the issuance of Network Associates Common Stock as described in the previous sentence, the TIS Common Stock outstanding immediately prior to the Merger would be converted into, and have voting power with respect to, approximately 6.3% of Network Associates' total issued and outstanding shares, the holders of former TIS options would hold options exercisable for less than 0.1% Network Associates' total issued and outstanding shares (assuming the exercise of only such former TIS options). The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either Network Associates or TIS changes subsequent to February 28, 1998 and prior to the Effective Time, and there can be no assurance as to the actual capitalization of Network Associates or TIS at the Effective Time or of Network Associates at any time following the Effective Time. See "Terms of the Merger -- Stock Ownership Following the Merger."

  Conduct of Business Prior to the Merger

     Pursuant to the Reorganization Agreement, until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, TIS (and each of its subsidiaries) has agreed, except (i) as indicated in the disclosure schedule delivered by TIS to Network Associates in connection with the Reorganization Agreement or (ii) to the extent that Network Associates shall otherwise consent in writing, to conduct its business in the usual, regular and ordinary course, in substantially the same manner as previously conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. TIS has agreed to promptly notify Network Associates of any material event involving its business or operations. Furthermore, except as provided in its disclosure schedules, TIS has agreed that it will not, without the prior written consent of Network Associates, perform or engage in certain activities in the conduct of its business and the business of its subsidiaries. Network Associates has agreed that, among other things, it will not, without the prior consent of TIS, enter into certain acquisition transactions. See "Terms of the Merger -- Conduct of TIS's and Network Associates' Business Prior to the Merger."

  No Solicitation

     Under the terms of the Reorganization Agreement, TIS has agreed that it will not engage in certain activities relating to, or which could result in, an acquisition proposal from a third party. See "Terms of the Merger -- No Solicitation."

  Termination; Fees

     The Reorganization Agreement may be terminated by either party under certain circumstances. TIS has agreed that if the Merger is not consummated as a result of certain specified events, it will pay to Network Associates a termination fee of $9 million. See "Terms of the Merger -- Termination of the Reorganization Agreement" and "-- Termination Fee."

  Conditions to the Merger

     Consummation of the Merger is subject to certain conditions, including: (i) certain approvals by the stockholders of TIS in connection with the Merger; (ii) declaration by the SEC of the effectiveness of the Registration Statement; (iii) absence of any law or order prohibiting consummation of the Merger;

(iv) receipt by Network Associates and TIS of tax-law opinions of their respective tax counsel that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (v) receipt by Network Associates of letters from Network Associates' and TIS's independent public accountants regarding the firms' respective concurrence with Network Associates management's and TIS management's conclusions as to the appropriateness of pooling of interests accounting for the Merger under APB No. 16; (vi) approval for listing on Nasdaq of the shares of Network Associates Common Stock to be issued to TIS stockholders pursuant to the Merger; (vii) the continued accuracy in all material respects of the representations and warranties given by each party in the Reorganization Agreement; (viii) performance in all material respects of all covenants required by the Reorganization Agreement; (ix) the absence of a material adverse change or event with regard to either Network Associates or TIS; and (x) receipt by TIS of certain consents, waivers or approvals from third parties as set forth in the disclosure schedules of TIS. See "Terms of the Merger -- Conditions to the Merger."

CERTAIN RELATED ACTIONS

  Stock Option Agreement

     As an inducement to Network Associates to enter into the Merger Agreement, TIS entered into the Stock Option Agreement. A copy of the Stock Option Agreement is attached as Annex C to this Proxy Statement/Prospectus. Pursuant to the Stock Option Agreement, TIS granted to Network Associates an irrevocable option (the "Option") to acquire up to a number of shares of TIS Common Stock equal to 19.9% of the issued and outstanding shares (the "Option Shares") as of the date, if any, upon which an Exercise Event (as defined) occurs, (i) by paying cash at a price of $20.00 per share (the "Exercise Price") and/or, at Network Associates' election, (ii) by exchanging therefor Network Associates Common Stock, at a rate for each Option Share, of a number of shares of Network Associates Common Stock equal to the Exercise Price divided by the average closing sale prices during the previous 30 trading days of Network Associates Common Stock on the Nasdaq National Market immediately preceding the date of the closing of the particular Option exercise. See "Terms of the Merger -- Stock Option Agreement and Annex C hereto."

  Affiliate Agreements

     Each of the members of the TIS Board and certain officers of TIS have entered into an agreement restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of TIS Common Stock held by him or her prior to the Merger and the shares of Network Associates Common Stock received by him or her in the Merger so as to comply with the requirements of applicable federal securities and to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes. See "Terms of the Merger -- Conditions to the Merger' and "-- Affiliate Agreements."

  Voting Agreements

     Mr. Walker and Dr. Branstad, both TIS directors and the two largest TIS stockholders, have entered into Voting Agreements. Pursuant to these Voting Agreements, which are irrevocable, such persons have agreed, among other things, to vote all shares of TIS Common Stock of which they have beneficial ownership or acquire beneficial ownership prior to the termination of the Voting Agreements (i) in favor of approval and adoption of the Reorganization Agreement and approval of the Merger and (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger or certain actions which may impede, delay, discourage or adversely affect the Merger and the transactions contemplated thereby. In addition, Mr. Walker and Dr. Branstad have granted an irrevocable proxy to the Network Associates Board of Directors to vote their shares in favor of approval of the Reorganization Agreement and the Merger. Network Associates has Voting Agreements and proxies in respect of approximately 31% of the outstanding TIS Common Stock. See "Terms of the Merger -- Conditions to the Merger" and "-- Voting Agreements."

  Noncompetition Agreement

     Mr. Walker has entered into a Noncompetition Agreement with Network Associates providing that, for the period of the longer of (i) twenty-four (24) months from the Effective Time and (ii) twelve (12) months after the termination of any employment arrangement with Network Associates or any subsidiary after the Closing Date, he will not directly or indirectly own, manage, control, participate in, consult with, render services for, allow his name to be used in connection with or in any manner engage in any business directly competing with the businesses of TIS or any of its subsidiaries as such businesses exist or are in process of development on the Closing Date or otherwise engage in any network security, firewall, encryption and network security policy management business, in each case in certain geographic areas. Mr. Walker has also agreed to certain restrictions regarding solicitation of employees, customers and other business relations of Network Associates and TIS. See "Terms of the Merger -- Noncompetition Agreement."

  Interests of Certain Persons in the Merger

     In considering the recommendation of the TIS Board with respect to the Reorganization Agreement and the Merger, holders of TIS Common Stock should be aware that certain directors and executive officers of TIS have certain interests in the Merger that are in addition to the interests of holders of TIS Common Stock generally. See "Terms of the Merger -- Interests of Certain Persons."

NO APPRAISAL RIGHTS

     TIS stockholders are not entitled to appraisal rights under the Delaware General Corporation Law (the "DGCL") in connection with the Merger. See "Approval of the Merger and Related Transactions -- No Appraisal Rights." Accordingly, TIS stockholders who do not wish to receive Network Associates Common Stock in exchange for their shares of TIS Common Stock must liquidate their investment by selling their TIS Common Stock prior to the consummation of the Merger.

MARKET AND PRICE DATA

     Network Associates Common Stock is traded on Nasdaq under the symbol NETA. On February 20, 1998, the last trading day before public announcement of the execution of the Reorganization Agreement, the closing price of Network Associates Common Stock as reported on Nasdaq was $62.50 per share. On March 23, 1998, the closing price of Network Associates Common Stock as reported on Nasdaq was $64.06 per share. There can be no assurance as to the actual price of Network Associates Common Stock prior to, at or at any time following the Effective Time of the Merger, or in the event the Merger is not consummated. See "Comparative Market Price Data."

     TIS Common Stock is traded on Nasdaq under the symbol TISX. On February 20, 1998, the last trading day before public announcement of the execution of the Reorganization Agreement, the closing price of TIS Common Stock as reported on Nasdaq was $12.63 per share. On March 23, 1998, the closing price of TIS Common Stock as reported on Nasdaq was $20 per share. There can be no assurance as to the actual price of TIS Common Stock prior to, or at the Effective Time of the Merger, or in the event the Merger is not consummated. See "Comparative Market Price Data." Following the Merger, TIS Common Stock will no longer be traded on Nasdaq. See "Risk Factors" and "Comparison of Capital Stock."

     Because the Exchange Ratio is fixed, changes in the market price of Network Associates Common Stock will affect the market value of the Network Associates Common Stock to be received by stockholders of TIS in the Merger. TIS stockholders are encouraged to obtain current market quotations for Network Associates Common Stock and TIS Common Stock prior to the TIS Special Meeting.

       SELECTED HISTORICAL AND SELECTED PRO FORMA COMBINED FINANCIAL DATA

     The following selected historical annual financial information of Network Associates and TIS has been derived from their respective audited historical financial statements and should be read in conjunction with such consolidated financial statements and notes thereto. The consolidated financial statements for Network Associates for the three years ended December 31, 1997 are incorporated by reference in this Proxy Statement/Prospectus, and the consolidated financial statements for TIS for the years ended, December 29, 1995, December 27, 1996 and December 26, 1997 are included elsewhere in this Proxy Statement/Prospectus. The selected pro forma combined financial information is derived from the unaudited pro forma combined condensed financial statements included in this Proxy Statement/Prospectus, and should be read in conjunction with such unaudited pro forma financial statements and the notes thereto. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of the periods indicated, nor is it necessarily indicative of future operating results or financial position.

          NETWORK ASSOCIATES SELECTED HISTORICAL FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1993       1994       1995       1996       1997
                                              --------   --------   --------   --------   --------
HISTORICAL CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenue.................................  $145,939   $192,692   $278,910   $421,794   $612,193
Income from operations......................    27,265     35,053     59,696    105,846     18,221
Net income (loss)...........................    19,782     28,016     42,341     64,110    (28,356)
Net income (loss) per share -- diluted......  $   0.32   $   0.43   $   0.62   $   0.89   $  (0.41)
Common and common stock equivalent shares
  used in per share
  calculation -- diluted....................    61,768     64,771     68,693     72,221     68,748

          NETWORK ASSOCIATES SELECTED HISTORICAL FINANCIAL INFORMATION
                                 (IN THOUSANDS)

                                                            YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1993       1994       1995       1996       1997
                                              --------   --------   --------   --------   --------
HISTORICAL CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................  $ 88,451   $133,130   $180,673   $246,671   $201,286
Total assets................................   204,941    269,947    327,350    457,756    601,931
Deferred revenue and taxes..................    34,256     48,149     53,584     58,921     82,650
Total equity................................   150,272    202,498    243,659    328,923    359,759

                 TIS SELECTED HISTORICAL FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    YEAR ENDED
                                     ------------------------------------------------------------------------
                                     DECEMBER 31,   DECEMBER 30,   DECEMBER 29,   DECEMBER 27,   DECEMBER 26,
                                         1993           1994           1995           1996           1997
                                     ------------   ------------   ------------   ------------   ------------
HISTORICAL CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
Net revenue........................     $8,791        $13,117        $18,090        $27,375        $42,223
Income (loss) from operations......        192          1,271          2,352         (4,711)       (11,522)
Net income (loss)..................         35            675          1,344         (3,211)        (8,564)
Net income (loss) per
  share -- diluted.................     $ 0.00        $  0.09        $  0.17        $ (0.32)       $ (0.63)
Common and common stock
  equivalent shares used in per
  share calculation -- diluted.....      7,503          7,660          8,019          9,952         13,532

                                     DECEMBER 31,   DECEMBER 30,   DECEMBER 29,   DECEMBER 27,   DECEMBER 26,
                                         1993           1994           1995           1996           1997
                                     ------------   ------------   ------------   ------------   ------------
HISTORICAL CONSOLIDATED BALANCE
  SHEET DATA:
Working capital....................     $  (68)       $   400        $   410         44,364        $34,259
Total assets.......................      4,412          5,229         10,528         59,955         53,768
Deferred revenue and taxes.........         17             12          1,262          2,683          3,447
Total stockholders' equity.........        793          1,467          2,635         49,099         40,733

               SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1995       1996       1997
                                                              --------   --------   --------
PRO FORMA STATEMENT OF OPERATIONS DATA:
Net revenue.................................................  $297,000   $449,169   $654,416
Income from operations......................................    62,048    101,135      6,699
Net income (loss)...........................................    43,685     60,899    (36,920)
Net income (loss) per share -- diluted......................  $   0.61   $   0.81   $  (0.50)
Common and common stock equivalent shares used in per share
  calculation -- diluted....................................    71,283     75,435     73,119

                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
PRO FORMA CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................    $229,146
Total assets................................................     655,699
Deferred revenue and taxes..................................      86,097
Total stockholders' equity..................................     394,092

                                  RISK FACTORS

     The following factors should be considered carefully by holders of TIS Common Stock in evaluating whether to approve and adopt the Reorganization Agreement and to approve the Merger. These factors should be considered in conjunction with the other information included or incorporated by reference in this Proxy Statement/Prospectus. The following discussion contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which can be identified by the use of forward-looking terminology, such as "could," "may," "expect," "anticipate," "estimate," "project," "continue," "potential" or "opportunity" or the negative thereof or other variations thereon or comparable terminology. See "Forward-Looking Statements." The matters set forth below constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

RISKS RELATED TO MERGER

     Difficulties of Integrating Two Companies. The successful combination of Network Associates and TIS will require substantial attention from management. The anticipated benefits of the Merger will not be achieved unless the operations of TIS are successfully combined with those of Network Associates in a timely manner. The difficulties of assimilation may be increased by the need to integrate personnel and to combine different corporate cultures and by Network Associates' limited personnel, management and other resources. The successful combination of the two companies will also require integration of the companies' product offerings and the coordination of their research and development and sales and marketing efforts. In addition, the process of combining the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses and could lead certain customers to defer purchasing decisions. The diversion of the attention of management from the day-to-day operations of Network Associates, or difficulties encountered in the transition and integration process, could have a material adverse effect on the business, financial condition and results of operations of Network Associates. The difficulties of integrating Network Associates and TIS may also be compounded by Network Associates' pending acquisition of Magic Solutions or, subject to the limitations set forth in the Reorganization Agreement, any other acquisition transaction Network Associates may enter into.

     Risks Associated with Fixed Exchange Ratio. As a result of the Merger, each outstanding share of TIS Common Stock will be converted into the right to receive 0.323 of a share of Network Associates Common Stock. Because the Exchange Ratio is fixed, it will not increase or decrease due to fluctuations in the market price of either Network Associates Common Stock or TIS Common Stock. The specific market value of the consideration to be received by TIS stockholders in the Merger will, therefore, depend on the market price of Network Associates Common Stock on and after the Effective Time. In the event that the market price of Network Associates Common Stock decreases or increases prior to the Effective Time, the market value of Network Associates Common Stock to be received by TIS stockholders in the Merger would correspondingly decrease or increase. The market prices of Network Associates Common Stock and TIS Common Stock as of a recent date are set forth herein under "Summary -- Market and Price Data," and "Comparative Market Price Data." TIS stockholders are advised to obtain recent market quotations for Network Associates Common Stock and TIS Common Stock. Network Associates Common Stock and TIS Common Stock historically have been subject to substantial price volatility. No assurance can be given as to the market prices of Network Associates Common Stock or TIS Common Stock at any time before the Effective Time or as to the market price of the common stock of Network Associates at any time thereafter.

     Substantial Expenses Resulting from the Merger. The negotiation and implementation of the Merger will result in significant pre-tax expenses to Network Associates and TIS. Excluding costs associated with combining the operations of the two companies, pre-tax expenses are estimated at approximately $10 million, primarily consisting of fees for investment bankers, attorneys, accountants, financial printing and other related charges. There can be no assurance as to the aggregate amount of such expenses or that unanticipated contingencies will not occur that will substantially increase the costs of combining the operations of the two companies. In any event, costs associated with the Merger are expected to negatively impact results of operations in the quarter ending June 30, 1998 and possibly the quarter ending September 30, 1998.

     Dependence on Retention and Integration of Key Employees. The success of Network Associates and TIS after the Merger is dependent, in part, on the retention and integration of key management, technical, marketing, sales and customer support personnel of TIS. TIS has entered into separation arrangements with certain members of senior management. See "Terms of the Merger -- Interests of Certain Persons." Network Associates and TIS believe that the success of the Merger will depend, in part, upon the retention of these executives during the transitional period following the Merger. There can be no assurance that such executives will remain with Network Associates prior to or for any specified period after the proposed Merger. The loss of such services could adversely affect Network Associates' business, financial condition and results of operations.

RISKS RELATED TO BUSINESS AND OPERATIONS

     Variability of Quarterly Operating Results. Each of Network Associates' and TIS's results of operations have been subject to significant fluctuations, particularly on a quarterly basis, and their future results of operations could fluctuate significantly from quarter to quarter and from year to year.

     Network Associates' and TIS's net revenues and operating results may vary from quarter to quarter due to a number of reasons, including (i) the volume and timing of new orders and renewals, (ii) distributor inventory levels and return rates; (iii) changes in the proportion of revenues attributable to licenses and consulting fees; (iv) the introduction of new products, product upgrades or updates by Network Associates or its competitors; (v) changes in product mix;
(vi) changes in product prices and pricing models; (vii) seasonality; (viii) trends in the computer industry; (ix) general economic conditions (such as the recent economic turbulence in Asia); (x) extraordinary events such as acquisitions or litigation; and (xi) the occurrence of unexpected events. The operating results of many software companies reflect seasonal trends, and Network Associates' and TIS's business, financial condition and results of operations may be affected by such trends in the future. Such trends may include higher net revenue in the fourth quarter as many customers complete annual budgetary cycles, and lower net revenue in the summer months when many businesses experience lower sales, particularly in the European market.

     Although Network Associates has experienced significant growth in net revenue and net income (before acquisition and other related costs) in absolute terms, Network Associates' growth rate has slowed in recent periods. Network Associates has experienced increased price competition for its products and Network Associates expects competition to increase in the near-term, which may result in reduced average selling prices for Network Associates' products in the future. Due to these and other factors (such as a maturing anti-virus market and an increasingly higher base from which to grow), Network Associates' historic revenue growth rate will be difficult to sustain or increase. To the extent these trends continue, Network Associates' results of operations could be materially adversely affected. Renewals have historically accounted for a significant portion of Network Associates' net revenue; however, there can be no assurance that Network Associates will be able to sustain historic renewal rates for its products in the future. Risks related to Network Associates' recent change in business strategies could also cause fluctuations in operating results and could make comparisons with historic operating results and balances difficult or not meaningful. See "-- Risks Related to Certain Network Associates Business Strategies."

     The timing and amount of Network Associates' and TIS's revenues are subject to a number of factors that make estimating operating results prior to the end of a quarter uncertain. Neither Network Associates nor TIS expects to maintain a significant level of backlog and, as a result, product revenues in any quarter will be dependent on contracts entered into or orders booked and shipped in that quarter. During 1997, Network Associates generally experienced a significant level of order receipts toward the end of the last month of a quarter, resulting in a high percentage of revenue shipments during the last month of a quarter, which makes predicting revenues more difficult. The timing of closing larger orders increases the risks of quarter-to-quarter fluctuation. In addition, to the extent that Network Associates is successful in licensing larger product suites under the Net Tools umbrella (particularly to large enterprise and national accounts), the size of its orders and the length of its sales cycle are likely to increase. If orders forecasted for a specific customer for a particular quarter are not realized or revenues are not otherwise recognized in that quarter, operating results for that quarter could be materially adversely affected.

     The trading prices of Network Associates Common Stock and TIS Common Stock have historically been subject to wide fluctuations, with factors such as earnings announcements and litigation developments contributing to this volatility. Failure to achieve periodic revenue, earnings and other operating and financial results as forecasted or anticipated by brokerage firms, industry analysts or investors could result in an immediate and adverse effect on the market price of Network Associates' Common Stock. Network Associates may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in an immediate and adverse effect on the price of Network Associates Common Stock.

     Risk of Inclusion of Network Management and Security Functionality in Hardware and Other Software. In the future, vendors of hardware and of operating system software or other software (such as firewall or electronic mail software) may continue to enhance their products or bundle separate products to include functionality that currently is provided primarily by network security and management software. Such enhancements may be achieved through the addition of functionality to operating system software or other software or the bundling of network security and management software with operating system software or other products. For example, Cisco Systems, Inc. ("Cisco") recently incorporated a firewall in certain of its hardware products and Microsoft Corporation ("Microsoft") introduced limited anti-virus functionality into its MS-DOS versions in 1993. The widespread inclusion of the functionality of Network Associates' and TIS's products as standard features of computer hardware or of operating system software or other software could render Network Associates' and TIS's products obsolete and unmarketable, particularly if the quality of such functionality were comparable to that of Network Associates' or TIS's products. Furthermore, even if network security and/or management functionality provided as standard features by hardware providers or operating systems or other software is more limited than that of Network Associates' or TIS's products, there can be no assurance that a significant number of customers would not elect to accept such functionality in lieu of purchasing additional software. If Network Associates or TIS, as applicable, were unable to develop new network security and management products to further enhance operating systems or other software and to replace successfully any obsolete products, their business, financial condition and results of operations would be materially adversely affected.

     Risks Associated with Network Associates Recent Acquisitions. In addition to risks described under "-- Risks Associated with Network Associates Acquisitions Generally," Network Associates faces significant risks associated with its recent combination with Network General and other recent acquisitions (including the acquisitions in December 1997 of Pretty Good Privacy, Inc. ("PGP") and Helix Software Company ("Helix")). There can be no assurance that Network Associates will realize the desired benefits of these transactions. In order to successfully integrate these companies, Network Associates must, among other things, continue to attract and retain key management and other personnel; integrate, both from an engineering and a sales and marketing perspective, the acquired products (including Network General's Sniffer and CyberCop products, PGP's encryption products and Helix's utilities products) into its suite of product offerings; integrate and develop a cohesive focused direct and indirect sales force for its product offerings; consolidate duplicate facilities; and develop name recognition for its new name. The diversion of the attention of management from the day-to-day operations of Network Associates, or difficulties encountered in the integration process, could have a material adverse effect on Network Associates' business, financial condition and results of operations. See "-- Need to Develop Enterprise and National Accounts Sales Force and Security Products Sales Force; Risks Related to Direct Sales Force."

     During 1997, Network Associates incurred significant non-recurring charges associated with Network General combination and the acquisitions of PGP and Helix. There can be no assurance that Network Associates will not incur additional material charges in subsequent quarters to reflect additional costs associated with these transactions and with respect to its name change and the marketing of its products under the "Network Associates" name.

     Risks Related to Certain Network Associates Business Strategies. Network Associates has historically derived a significant majority of its revenues from the licensing of its flagship anti-virus products and Sniffer products. See
"-- Dependence on Revenue from Flagship Anti-Virus and Sniffer Products." Network Associates is currently focusing its efforts on broadening its revenue base by providing network security and management solutions to enterprise customers, targeting in particular the Windows NT/Intel platform. In furtherance of this strategy, Network Associates recently organized its products into four product suites -- McAfee Total Virus Defense, PGP Total Network Security, and Sniffer Total Network Visibility and McAfee Total Virus Defense. These four product suites together form an integrated solution called "Net Tools" which utilizes a new pricing model. There can be no assurance that potential customers will respond favorably to the modified pricing structure and the lack of a favorable response could materially adversely affect Network Associates' operating results. Although Network Associates will continue to offer perpetual licenses with annual support and maintenance contracts for its Sniffer products, it is currently developing a subscription licensing model for those products. In addition, in an effort to increase total Sniffer unit sales Network Associates intends to develop software only versions of certain Sniffer products -- meaning that Network Associates would no longer sell the hardware components contained in the current Sniffer products. There can be no assurance that Network Associates can produce a software only Sniffer product on a timely basis or at all, that customers will not continue to require that Network Associates provide the associated hardware platform and components, that total unit licenses of Sniffer products will increase over previous levels or that customers will react favorably to the subscription pricing model for Sniffer products. To the extent that customers do license Sniffer products on a two-year subscription basis or license significant amounts of software only Sniffer products, Network Associates' operating results and financial condition would likely be affected. In the case of subscription licenses, Network Associates would, among other things, expect an increase in deferred revenues related to the service portion of the two-year Sniffer license that would be capitalized on Network Associates' balance sheet. In the initial year of the license, the corresponding revenue would be lower than if the license were perpetual. In the case of the software only Sniffer product, for any individual license, Network Associates would expect lower total revenues and a higher overall gross margin related to the transaction, as Network Associates would not be selling the corresponding hardware component. Currently, the hardware component has a lower gross margin than the total product gross margin.

     As part of the Net Tools concept, Network Associates is in the process of designing a centralized console from which the various component suites can be operated, administered and maintained utilizing a common look and feel. Network Associates faces significant engineering challenges related to these efforts. In addition, Network Associates faces significant engineering and other challenges related to the integration of its various security products (such as its recently acquired PGP encryption products, Network General CyberCop product and any products acquired in the Merger) into a marketable suite of products and the development of a software only Sniffer product. Success of Network Associates' Net Tools suite strategy will also depend, in part, upon successful development and coordination of Network Associates' sales force; on successful development of a national accounts sales force and an effective indirect sales channel for Network Associates' Sniffer product and security products; and on the development and expansion of an effective professional services organization. See "-- Risks Associated with Recent Network Associates Acquisitions," "-- Risks Associated with Network Associates Acquisitions Generally," "-- Need to Develop Enterprise and National Accounts Sales Force and Security Products Sales Force; Risks Related to Direct Sales Force."

     The foregoing factors, individually or in the aggregate, could materially adversely affect Network Associates' operating results and could make comparison of historic operating results and balances difficult or not meaningful.

     Risks Associated with Acquisitions Generally. The software industry has experienced and is expected to continue to experience a significant amount of consolidation. In addition, it is expected that Network Associates will grow internally and through strategic acquisitions in order, among other things, to expand the breadth and depth of its product suites and to build its professional services organization. Network Associates continually evaluates potential acquisitions of complementary businesses, products and technologies, and Network Associates currently has an acquisition pending to acquire Magic Solutions. See "Networks Associates, Inc. -- Pending Magic Solutions Acquisition." In addition to the combination with Network

General in December 1997, Network Associates has consummated a series of significant acquisitions since 1994, including the acquisitions of PGP and Helix in December 1997, Cinco Networks, Inc. in August 1997, 3DV Technology, Inc. in March 1997, FSA Corporation of Canada in August 1996, Vycor Corporation in February 1996, Saber Software Corporation, Inc. in August 1995 and ProTools, Inc. in January 1994. In addition, since 1995 Network Associates has acquired a number of its international distributors, including distributors in Australia, Brazil, Japan and The Netherlands and is currently investigating acquisitions of additional foreign distributors. Past acquisitions have consisted of, and future acquisitions will likely include, acquisitions of businesses, interests in businesses and assets of businesses. Any acquisition, depending on its size, could result in the use of a significant portion of Network Associates' available cash or, if such acquisition is made utilizing Network Associates' securities, could result in significant dilution to Network Associates' stockholders, and could result in the incurrence of significant acquisition related charges to earnings. Acquisitions by Network Associates may result in the incurrence or the assumption of liabilities, including liabilities that are unknown or not fully known at the time of acquisition, which could have a material adverse effect on Network Associates. Furthermore, there can be no assurance that any products acquired in connection with any such acquisition will gain acceptance in Network Associates' markets or that Network Associates will obtain the anticipated or desired benefits of such transactions.

     On October 16, 1997, TIS acquired Haystack Laboratories, Inc. ("Haystack"), a privately held company which develops and markets Stalker and WebStalker intrusion detection and monitoring software products. The Haystack acquisition was accounted for as a pooling of interests. In connection with that acquisition, TIS faced many of the risks associated with acquisitions as described herein.

     Achieving the anticipated benefits of an acquisition will depend, in part, upon whether the integration of the acquired business, products or technology is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. Moreover, successful acquisitions in the high technology industry may be more difficult to accomplish than in other industries. Combining a merged or acquired company requires, among other things, integration of product offerings and coordination of sales and marketing and research and development efforts. There can be no assurance that such an integration can be accomplished smoothly or successfully. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures. The integration of operations following an acquisition requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. The inability of management to successfully integrate any acquisition could have a material adverse effect on the business, operating results and financial condition of Network Associates or TIS, as applicable. In addition, as commonly occurs, during the pre-acquisition and integration phases of technology acquisitions, aggressive competitors may undertake initiatives to attract customers and to recruit key employees through various incentives.

     Rapid Technological Change; Risks Associated with Product
Development -- Network Associates. The network security and management market is highly fragmented and is characterized by ongoing technological developments, evolving industry standards and rapid changes in customer requirements. Network Associates' success depends upon its ability to offer a broad range of network security and management software products, to continue to enhance existing products, to develop and introduce in a timely manner new products that take advantage of technological advances, and to respond promptly to new customer requirements. While Network Associates believes that it offers one of the broadest product lines in Network management and security market, this market is continuing to evolve and customer requirements are continuing to change. As the market evolves and competitive pressures increase, Network Associates believes that it will need to further expand its product offerings. There can be no assurance that Network Associates will be successful in developing and marketing, on a timely basis, enhancements to its existing products or new products, or that such enhancements or new products will adequately address the changing needs of the marketplace.

     In addition, from time to time, Network Associates or its competitors may announce new products with new or additional capabilities or technologies. Such announcements of new products could have the potential to replace, or shorten the life cycles of, Network Associates' existing products and to cause customers to defer or cancel purchases of Network Associates' existing products.

     Network Associates has in the past experienced delays in software development, and there can be no assurance that Network Associates will not experience delays in connection with its current or future product development activities. Complex software products such as those offered by Network Associates may contain undetected errors or version compatibility issues, particularly when first introduced or when new versions are released, resulting in loss of or delay in market acceptance. For example, Network Associates experienced compatibility issues in connection with its recent NetShield upgrade, and Network Associates' anti-virus software products have in the past falsely detected viruses that did not actually exist. Delays and difficulties associated with new product introductions, performance or enhancements could have a material adverse effect on Network Associates' business, financial condition and results of operation.

     Network Associates' development efforts are impacted by the adoption or evolution of industry standards related to its products and the environments in which they operate. For example, no uniform industry standard has developed in the market for encryption security products. As industry standards are adopted or evolve, Network Associates may be required to modify existing products or develop and support new versions of existing products. In addition, to the extent that no industry standard develops, Network Associates' products and those of its competitors may be incompatible if they use competing standards, which could prevent or significantly delay overall development of the market for a particular product or products. The failure of Network Associates' products to comply, or delays in compliance, with existing or evolving industry standards could have a material adverse effect on Network Associates' business, financial condition and results of operation.

     Network Associates' long-term success will depend on its ability on a timely and cost-effective basis to develop upgrades and updates to its existing product offerings, to modify and enhance acquired products, and to introduce new products which meet the needs of current and potential customers. Future upgrades and updates may, among other things, include additional functionality, respond to user problems or address issues of compatibility with changing operating systems and environments. Network Associates believes that the ability to provide these upgrades and updates to users frequently and at a low cost is a key to success. For example, the proliferation of new and changing viruses makes it imperative to update anti-virus products frequently in order for the products to avoid obsolescence. Failure to release such upgrades and updates on a timely basis could have a material adverse effect on Network Associates' business, financial condition and results of operations. There can be no assurance that Network Associates will be successful in these efforts. In addition, future changes in Windows 95, Windows NT, NetWare or other popular operating systems may result in compatibility problems with Network Associates' products. Further, delays in the introduction of future versions of operating systems or lack of market acceptance of future versions of operating systems would result in a delay or a reduction in the demand for Network Associates' future products and product versions which are designed to operate with such future versions of operating systems. Network Associates' failure to introduce in a timely manner new products that are compatible with operating systems and environments preferred by desktop computer users would have a material adverse effect on Network Associates' business, financial condition and results of operations.

     Rapid Technological Change; Risks Associated with Product
Development -- TIS. The information security industry is characterized by rapid changes, including frequent new product introductions, continuing advances in technology and changes in customer requirements and preferences. The introduction of new technologies or advances in techniques for gaining unauthorized network access could render TIS's existing products obsolete or unmarketable. The development cycle for TIS's new products may be significantly longer than TIS's historical product development cycle, resulting in higher development costs or a loss in market share. Advances in techniques by individuals and entities seeking to gain unauthorized access to networks could expose TIS's existing products to new and unexpected attacks and require accelerated development of new products or require TIS to invest resources in products that may not become profitable. There can be no assurance that (i) TIS will be able to counter challenges to its current products; (ii) TIS's future product offerings will keep pace with the technological changes implemented by competitors or persons seeking to breach information security; (iii) TIS's products will satisfy evolving preferences of customers and prospects;

or (iv) TIS will be successful in developing and marketing products for any future technology. Failure to develop and introduce new products and product enhancements in a timely fashion could have a material adverse effect on TIS's financial condition or results of operations.

     As a result of the rapid technological changes, described above, the success of TIS's products may depend, in part, on TIS's ability to introduce products which will satisfy the needs of the information security market or achieve market acceptance. Any inability of TIS to develop products on a timely basis that address changing customer requirements may require TIS to substantially increase development expenditures or may result in a loss of market share to a competitor. There can also be no assurance that security-related products or technologies developed by others will not adversely affect TIS's competitive position or render its products or technologies noncompetitive or obsolete.

     Network Associates Dependence on Revenue from Flagship Anti-Virus and Sniffer Products. In recent years, Network Associates has derived a substantial majority of its net revenue from its flagship McAfee anti-virus software products and Sniffer network fault and performance management products. These products are expected to continue to account for a significant portion of Network Associates' net revenue for the foreseeable future. Because of this concentration of revenue, a decline in demand for, or in the prices of, these anti-virus and network management products as a result of competition, technological change, a change in Network Associates' pricing model for such products, the inclusion of anti-virus or network management and analysis functionality in system hardware or operating system software or other software or otherwise, or a maturation in the respective markets for these products could have a material adverse effect on Network Associates' business, financial condition and results of operations.

     Dependence on Emergence of Network Management and Network Security
Markets. The markets for Network Associates' network management and network security products and TIS's network security products are evolving, and their growth depends upon broader market acceptance of network management and network security software. Although the number of LAN-attached personal computers has increased dramatically, network management and network security markets continue to be emerging markets and there can be no assurance that such markets will continue to develop or that further market development will be rapid enough to benefit Network Associates or TIS significantly. In addition, there are a number of potential approaches to network management and network security, including the incorporation of management and security tools into network operating systems or hardware. Therefore, even if network management and network security tools gain broader market acceptance, there can be no assurance that Network Associates' or TIS's products will be chosen by organizations which acquire network management and network security tools. Furthermore, to the extent that either network management or network security market does continue to develop, Network Associates and TIS expect that competition will increase. See
"-- Competition" and "-- Risk of Inclusion of Network Security and Management Functionality in Hardware and Other Software."

       COMPETITION

     Network Associates. The markets for Network Associates' products are intensely competitive and Network Associates expects competition to increase in the near-term. Network Associates believes that the principal competitive factors affecting the markets for its products include performance, functionality, quality, customer support, breadth of product line, frequency of upgrades and updates, integration of products, manageability of products, brand name recognition, Network Associates' reputation and price. Certain of the criteria upon which the performance and quality of Network Associates' anti-virus software products compete include the number and types of viruses detected, the speed at which the products run and ease of use. Certain of Network Associates' competitors have been in Network management market longer than Network Associates, and other competitors, such as Symantec Corporation ("Symantec"), Intel Corporation ("Intel"), Seagate Technology, Inc. ("Seagate") and Hewlett-Packard Company ("HP"), are larger and have greater name recognition than Network Associates. Network Associates will also need to develop name recognition for its new name, "Network Associates." In addition, certain larger competitors such as Intel, Microsoft and Novell have established relationships with hardware vendors related to their other product lines. These relationships may provide them with a competitive advantage in penetrating the OEM market with their network security and management products. As is the case in many segments of the software industry,

Network Associates has been encountering, and expects to further encounter, increasing competition. This increased competition could reduce average selling prices and, therefore, profit margins. Competitive pressures could result not only in sustained price reductions but also in a decline in sales volume, which events would materially adversely affect Network Associates' business, financial condition and results of operations. In addition, competitive pressures may make it difficult for Network Associates to maintain or exceed its growth rate.

     Although there is a trend toward consolidation in the Network security and management market, the market is currently highly fragmented with products offered by many vendors. Network Associates' principal competitor is the Peter Norton Group of Symantec in the network security market and Intel's LanDesk in the network management market. Network Associates' other competitors include Computer Associates/ Cheyenne Software, IBM, Seagate, the Dr. Solomon Group and Trend Micro, Inc., as well as numerous smaller companies and shareware authors that may in the future develop into stronger competitors or be consolidated into larger competitors. In the encryption portion of the security market, Network Associates' principal competitors are Security Dynamics Technologies, Inc., Cylink Corporation, Entrust Technologies and VeriSign, Inc. Network Associates' principal competitors in the help desk market are Remedy Corporation, Software Artistry (recently acquired by Tivoli Systems/IBM) and Magic Solutions, Inc. (which Network Associates has agreed to acquire). Network Associates' principal competitor in the software-based network fault and performance management market is HP, with other competitors including Azure Technologies Incorporated, Concord Communications, DeskTalk Systems, Kaspia Systems, Shomiti Systems, Inc. and Wandel & Goltermann, Inc. Network Associates also faces competition in the security market from Cisco, Security Dynamics Technologies, Inc., Check Point Software and other vendors in the encryption/ firewall market. In addition, Network Associates faces competition from large and established software companies such as Microsoft, Intel, Novell and HP which offer network management products as enhancements to their network operating systems. As the network management market develops, Network Associates may face increased competition from these large companies, as well as other companies seeking to enter the market. The trend toward enterprise-wide network management and security solutions may result in a consolidation of the network management and security markets around a smaller number of vendors who are able to provide the necessary software and support capabilities. In addition, to the extent that Network Associates is successful in developing its Net Tools suite of products designed around a centralized management and administration console for the Windows NT platform, Network Associates will likely compete with large computer systems management companies such as Tivoli Systems (TME) and Computer Associates (Unicenter). There can be no assurance that Network Associates will continue to compete effectively against existing and potential competitors, many of whom have substantially greater financial, technical, marketing and support resources and name recognition than Network Associates. In addition, there can be no assurance that software vendors who currently use traditional distribution methods will not in the future decide to compete more directly with Network Associates by utilizing electronic software distribution.

     The competitive environment for anti-virus software internationally is similar to that in North America, although local competitors in specific foreign markets often present stronger competition and shareware authors control a more significant portion of the European market. The international market for network management software has developed more slowly than the North American market, although larger competitors such as Intel and Symantec have begun to penetrate European markets. Asian markets have lagged significantly behind North America and Europe in their adoption of networking technology. There can be no assurance that Network Associates will be able to compete successfully in international markets.

     TIS. Competition in the information security market is intense and constantly evolving, and TIS expects such competition to increase in the future. In addition, TIS's industry is consolidating at a rapid pace. TIS believes that significant competitive factors affecting this market are depth of product functionality, product quality and performance, product price, customer support, conformance to protocols and industry standards and breadth of platform support. In addition, TIS believes that the ability to rapidly develop and implement new products and features for the market is critical. There can be no assurance that TIS can maintain or enhance its competitive position against current and future competitors. Significant factors such as the emergence of new products, fundamental changes in computing technology and aggressive pricing and marketing strategies may also affect TIS's competitive position. Many of these factors are out of TIS's control.

     The principal competitors for TIS's government-funded research and development are GTE Internetworking (formerly BBN Corporation), The Open Group (formerly known as "Open Software Foundation"), Secure Computing Corporation and SRI International.

     TIS's principal current competitors for its network security products include America Online, Inc.'s Advanced Network and Services subsidiary, Bay Networks Inc., Check Point Software Technologies Ltd., Cisco Systems, Inc., Digital Equipment Corporation, Harris Computer Systems Corporation, IBM, Microsoft, Milkyway Networks Corporation, Axent Technologies, Raptor Systems, Inc. (acquired by Axent), Secure Computing Corporation, Sun Microsystems, Inc. and V-One. Due to the rapid expansion of the network security market, TIS may face competition from new entrants in the network security industry, possibly including TIS's resellers who may sell products of TIS's competitors.

     Many of TIS's competitors and potential competitors have longer operating histories, greater name recognition, a larger customer base and significantly greater financial, marketing, technical and other competitive resources than TIS. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than can TIS. There can be no assurance that TIS's current or potential competitors will not develop products comparable or superior to those developed by TIS or adapt more quickly than TIS to new technologies, evolving industry trends or changing customer requirements. Competition could increase if new companies enter the market or if existing competitors expand their product lines, including the addition by operating system vendors such as Microsoft Corporation of firewalls in their operating system software products. An increase in competition could result in price reductions and loss of market share. Any resulting reduction in gross margins could have a material adverse effect on TIS's financial condition or results of operations. Although TIS believes it has certain technological and other advantages over its competitors, maintaining such advantages will require continued investment by TIS in research and development and sales and marketing. There can be no assurance that TIS will have sufficient resources to make such investments or that TIS will be able to make the technological advances necessary to maintain such competitive advantages. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom TIS has strategic relationships, to increase the ability of their products to address the security needs of TIS's prospective customers. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. If this were to occur, TIS's financial condition or results of operations could be materially adversely affected.

  NEED TO DEVELOP ENTERPRISE AND NATIONAL ACCOUNTS SALES FORCE AND SECURITY PRODUCTS SALES FORCE; RISKS RELATED TO DIRECT SALES FORCE

     Network Associates. In connection with its recent acquisitions and as part of its evolving strategy of offering product suites under the Net Tools umbrella, Network Associates has recently reorganized its direct sales force into three tiers. The first tier focuses on the sale of the full product suite under the Net Tools umbrella to enterprise and national account customers. The second tier consists of four separate sales groups focused on the sale of the individual product suites (i.e., McAfee Total Virus Defense; PGP Total Network Security; Sniffer Total Network Visibility; or McAfee Total Service Desk) to the departmental level. The third tier consists of four separate outbound corporate telesales forces who actively market Network Associates' individual product suites to customers with less than 1,000 nodes. Network Associates historically has not had a large enterprise or national accounts sales force and only recently developed a direct sales group focused on these larger accounts. In addition, Network Associates has not historically had a separate sales force focused on the sale of its suite of security products (many of which were only recently acquired and are currently being engineered into a common suite). To succeed in the direct sales channel for the enterprise and national accounts market and for the sale of the separate security product suite, Network Associates will be required to build a significant direct sales organization and will be required to attract and retain qualified personnel, which personnel will require training about, and knowledge of, product attributes for Network

Associates' suite of products. There can be no assurance that Network Associates will be successful in building the necessary sales organization or in attracting, retaining or training these individuals. Historically, Network Associates has sold its products at the departmental level. To succeed in the enterprise and national accounts market will require, among other things, establishing relationships and contacts with senior technology officers at these accounts. There can be no assurance that Network Associates or its sales force will be successful in these efforts.

     Network Associates' sales organization structure may result in multiple customer contacts by different Network Associates sales representatives (particularly in circumstances where the customer has multiple facilities and offices), a lack of coordination between Network Associates' various sales organizations and a lack of focus by the individual sales representatives on their designated customers or products. The occurrence of these events could lead to customer confusion, disputes in the sales force and lost revenue opportunities which could have a material adverse effect on Network Associates' business, financial condition and results of operations. In addition, while the development of a direct sales channel reduces Network Associates' dependence on resellers and distributors, it may lead to conflicts for the same customers and further customer confusion, pressure by current and prospective customers for price reductions on products and, consequently, in reductions in Network Associates' gross margin and operating profit.

     TIS. TIS currently has over 40 employees in direct commercial sales and marketing, many of whom have been employed by TIS for less than a year. In order to increase its direct sales effort, TIS will need to increase the size of its internal sales and marketing staff and increase the staff's productivity. There can be no assurance that such internal expansion will be successfully completed, that the cost of such expansion will not exceed the revenues generated or that TIS's sales and marketing operation will successfully compete against the more extensive and well funded sales and marketing operations of many of TIS's current and future competitors. TIS has approximately 190 resellers worldwide. There can be no assurance that TIS will be able to retain its resellers or attract additional resellers or that its resellers will be able to market TIS's products effectively and will be qualified to provide timely and cost-effective customer support and service. TIS's resellers may carry competing product offerings. There can be no assurance that any reseller will continue to represent TIS's products. The inability to recruit, or the loss of, important sales personnel or resellers could materially adversely affect TIS's financial condition or results of operations.

  PROPRIETARY TECHNOLOGY AND RIGHTS; LITIGATION

     Network Associates. Network Associates' success is heavily dependent upon proprietary software technology. Network Associates relies on a combination of contractual rights, trademarks, trade secrets and copyrights to establish and protect proprietary rights in its software. There can be no assurance these protections will be adequate or that competitors will not independently develop technologies or products that are substantially equivalent or superior to Network Associates' products.

     Network Associates recently changed its legal name to "Networks Associates, Inc." and has recently begun conducting business as "Network Associates." Network Associates believes that there are a number of other companies with similar names. For example, five companies (Network Associates Corporation and The Network Associates in California; Network Associates, Inc. in Kansas; Network Associates, Inc. in Oregon; and Network Associates Consulting in Utah) have made claims (including various trademark claims) or demands with respect to Network Associates' use of the name Network Associates. Specifically, Network Associates Corporation filed suit in the Superior Court of California for the County of Santa Clara on February 25, 1998 and served its complaint on February 27, 1998, seeking among other things, a preliminary and permanent injunction restraining Network Associates from using in California the name "Network Associates" or "Network Associates, Inc." and certain compensatory and punitive damages. A preliminary injunction hearing is scheduled for May 21, 1998. Network Associates Consulting filed suit in the United States District Court for the District of Utah on December 10, 1997, but has not served the complaint upon Network Associates. There can be no assurance that Network Associates will be able to enforce rights in that name, that it will be free to use the name in all jurisdictions, that there will be no additional challenges to the use of that name or that it will not be required to expend significant resources in defending the use of that name.

     Network Associates does not typically obtain signed license agreements from its corporate, government and institutional customers who license products directly from it. Network Associates includes an electronic version of a "shrink-wrap" license in all of its electronically distributed software and a printed license in the box for its products distributed through traditional distribution channels in order to protect its copyrights and trade secrets in those products. Since none of these licenses are signed by the licensee, many authorities believe that such licenses may not be enforceable under the laws of many states and foreign jurisdictions. In addition, the laws of some foreign countries either do not protect proprietary rights or offer only limited protection for those rights. There can be no assurance that the steps taken by Network Associates to protect its proprietary software technology will be adequate to deter misappropriation of this technology. For example, Network Associates is aware that a substantial number of users of its anti-virus products have not paid any registration or license fees to Network Associates. Changing legal interpretations of liability for unauthorized use of Network Associates' software, or lessened sensitivity by corporate, government or institutional users to avoiding copyright infringement, could have a material adverse effect on Network Associates' business, financial condition and results of operations.

     In addition, as Network Associates may acquire a portion of software included in its products from third parties, its exposure to infringement actions may increase because it must rely upon such third parties as to the origin and ownership of any software being acquired. Similarly, exposure to infringement claims exists and will increase to the extent that Network Associates employs or hires additional software engineers previously employed by competitors, notwithstanding measures taken by them to prevent usage by such software engineers of intellectual property used or developed by them while employed by a competitor. In the future, litigation may be necessary to enforce and protect trade secrets and other intellectual property rights owned by Network Associates. Network Associates may also be subject to litigation to defend it against claimed infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Any such litigation could be costly and cause diversion of management's attention, either of which could have a material adverse effect on Network Associates' business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of Network Associates' proprietary rights, subject Network Associates to significant liabilities, require Network Associates to seek licenses from third parties or prevent Network Associates from manufacturing or selling its products, any one of which could have a material adverse effect on Network Associates' business, financial condition and results of operations. Furthermore, there can be no assurance that any necessary licenses will be available on reasonable terms, or at all.

     Network Associates' principal assets are its intellectual property, and Network Associates competes in an increasingly competitive market. There has been substantial litigation regarding intellectual property rights of technology companies. Network Associates has in the past been, and currently is, subject to litigation related to its intellectual property. There can be no assurance that there will be no developments arising out of such pending litigation or any other litigation to which the Network Associates is or may become party which could have a material adverse effect on Network Associates' business, financial condition and results of operation.

     On April 24, 1997, Network Associates was served by Symantec with a suit filed in the United States District Court, Northern District of California, San Jose Division, alleging copyright infringement and unfair competition by Network Associates. Symantec alleges that Network Associates' computer software program called "PC Medic" copies portions of Symantec's computer software program entitled "CrashGuard." Symantec's complaint sought injunctive relief and unspecified money damages. On July 20, 1997, Symantec sought leave to amend its complaint to include additional allegations of copyright infringement and trade secret misappropriation pertaining to Network Associates' "VirusScan" product. Symantec sought injunctive relief and unspecified money damages. On October 6, 1997, the Court issued an order granting Symantec's motion to amend its complaint and enjoining Network Associates from shipping any product containing either an approximately 30-line routine found in Crash Guard or an approximately 100-line routine found in a Symantec DLL. The Court's order expressly stated that "the court is not enjoining the sale of distribution of [McAfee's] current product." On December 19, 1997, the Court denied Symantec's motion to enjoin sale or distribution of Network Associates' current PC Medic product. On February 11, 1998, Symantec filed another motion seeking leave to again amend its complaint to include additional allegations of trade secret misappropriation, unfair competition, interference with economic advantage and contractual relations and violations of the Racketeer Influenced and Corrupt Organization ("RICO"), in connection with the alleged use by Network Associates employees of proprietary Symantec customer information. This motion is scheduled for hearing on April 3, 1998. Symantec also filed a motion for a preliminary injunction relating to these new allegations which is scheduled for hearing on June 5, 1998. Trial is currently set for September 1998.

     On May 13, 1997, Trend Micro, Inc. ("Trend") filed suit in United States District Court for the Northern District of California against both Network Associates and Symantec. Trend alleges that Network Associates' "WebShield" and "GroupShield" products infringe a Trend patent which was issued on April 22, 1997. Trend's complaint seeks injunctive relief and unspecified money damages. On June 6, 1997, Network Associates filed its answer denying any infringement. Network Associates also filed counterclaims against Trend alleging unfair competition, false advertising, trade libel, and interference with prospective economic advantage. On September 19, 1997, Symantec filed a motion to sever Trend's action against Network Associates from its action against Symantec. Network Associates did not oppose Symantec's motion to sever, other than to recommend a joint hearing on patent claim interpretation. On December 19, 1997, the Court granted Symantec's motion to sever and adopted Network Associates' recommendation regarding a joint hearing on patent claim interpretation. As a result of the Court's decision, Trend's actions against Network Associates and Symantec will proceed separately. Network Associates anticipates that the Court will shortly reset the date for the joint patent claim interpretation hearing for approximately September 1998. Thirty days after the joint patent claim interpretation hearing, the Court has indicated it will set further discovery and trial.

     On May 6, 1997, RSA Data Security, Inc. ("RSA") filed a lawsuit against PGP, a wholly owned subsidiary of Network Associates since December 9, 1997, in San Mateo County Superior Court. RSA seeks a declaration from the court that certain paragraphs of a license agreement between PGP and Public Key Partners (the "License Agreement") have been terminated and certain other paragraphs have survived RSA's purported termination of the License Agreement. RSA, which purports to act on behalf of Public Key partners, also seeks an accounting of PGP's sales of products subject to the License Agreement. PGP denies that RSA has the authority to act on behalf of Public Key Partners, and denies that the License Agreement has been breached or terminated in whole or in part. On May 22, 1997, PGP filed a motion to compel arbitration of the action pursuant to an arbitration clause in the License Agreement. PGP's motion was granted on October 9, 1997. The Court stayed the state court proceedings and ordered the action to arbitration. The arbitration proceedings are in the preliminary stages.

     On October 14, 1997, RSA filed a patent infringement lawsuit against PGP in the United States District court for the Northern District of California. RSA alleges PGP has infringed one of the patents which was licensed to PGP under the License Agreement. On November 4, 1997, PGP moved to stay the federal action, or, in the alternative, compel it to arbitration. On December 23, 1997, RSA filed a motion to amend its complaint to include Network Associates as defendant. On March 2, 1998, the court granted PGP's motion to stay the federal patent action. A status conference is scheduled for September 14, 1998, at which time RSA may ask the court to lift the stay if the case has not been arbitrated or settled by that time.

     On September 15, 1997, Network Associates was named as a defendant in a patent infringement action filed by Hilgraeve Corporation ("Hilgraeve") in the United States District Court, Eastern District of Michigan. Hilgraeve alleges that Network Associates' VirusScan product infringes a Hilgraeve patent which was issued on June 7, 1994. Hilgraeve's action seeks injunctive relief and unspecified money damages. The case is in discovery.

     Although Network Associates intends to defend itself vigorously against the claims asserted against it in the foregoing actions or matters (including those related to the use of the name Network Associates), there can be no assurance that such pending litigation will not have a material adverse effect on Network Associates' business, financial condition or operating results. The litigation process is subject to inherent uncertainties and no assurance can be given that Network Associates will prevail in any such matters, or will be able to obtain licenses, on commercially reasonable terms, or at all, under any patents or other intellectual property rights that may be held valid or infringed by Network Associates or its products. Uncertainties inherent in the litigation process involve, among other things, the complexity of the technologies involved, potentially adverse changes in the law and discovery of facts unfavorable to Network Associates.

     TIS. TIS's success is dependent in part on its proprietary technology. TIS relies on a combination of patent, trade secret, copyright and trademark laws, non-disclosure agreements and contractual provisions to establish and protect its proprietary rights. TIS has received five patents and has five pending domestic patent applications and two pending international patent applications pursuant to the Patent Cooperation Treaty ("PCT") on its RecoverKey/KRT and computer security technology. TIS has filed foreign applications under the European Patent Convention for the countries of Austria, Belgium, Denmark, France, Germany, Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, and the United Kingdom. Foreign patent applications are also pending in Australia, Brazil, Canada, China, Japan, S. Korea, Mexico, and the Russian Federation. TIS uses a printed "shrink-wrap" license for users of its products in order to protect certain of its copyrights and trade secrets. TIS attempts to protect its trade secrets and other proprietary information through agreements with suppliers and non-disclosure and non-competition agreements with employees and consultants and other security measures.

     There can be no assurance that TIS will seek patents on aspects of its technology relating to its information security products, that any such patents will issue or that any such additional patents will be sufficiently broad to protect TIS's technology relating to its information security products. The status of computer-related patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. Accordingly, there can be no assurance that patent applications filed by TIS will result in patents being issued or that its existing patents, and any patents that may be issued to it in the future, will afford protection against competitors with similar technology; nor can there be any assurance that patents issued to TIS will not be infringed upon or designed around by others or that others will not obtain patents that TIS would need to license or design around. If existing or future patents containing broad claims are upheld by the courts, the holders of such patents might be in a position to require companies to obtain licenses. There can be no assurance that licenses that might be required for TIS's products would be available on reasonable terms, if at all.

     Despite TIS's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of TIS's products or to obtain and use information that TIS regards as proprietary. Policing unauthorized use of TIS's products is difficult, and, while TIS is unable to determine the extent to which piracy of its software products exists, such piracy can be expected to be a persistent problem, particularly in international markets and as a result of the growing use of the Internet. Some courts have held that shrink-wrap licenses, because they are not signed by the licensee, are not enforceable. The laws of Maryland, which the shrink-wrap licenses purport to make the governing law, are unclear on this subject. In addition, there can be no assurance that patent applications filed by TIS will result in patents being issued or that its existing patents, and any patents that may be issued to it in the future, will afford protection against competitors with similar technology; nor can there be any assurance that patents issued to TIS will not be infringed upon or designed around by others or that others will not obtain patents that TIS would need to license or design around.

     TIS may also be subject to patent litigation. On February 13, 1998, Entrust Technologies Limited and Entrust Technologies, Inc. (collectively, "Entrust") filed a complaint in the United States District Court for the District of Maryland against TIS for infringement of United States Patent No. 5,481,613. As TIS has not been served with the complaint, the amount of liability, or the potential impact on TIS's operations, if any, cannot be ascertained at this time. In response to this threatened litigation, TIS is considering commencing litigation proceedings against Entrust in defense of its own patent. In addition, TIS has requested the United States District Court for the District of Maryland for a declaratory judgment of invalidation and non-infringement of the subject patent.

     TIS licenses encryption and other portions of the software included in its products from third parties and its success will depend in part on its continued ability to use technology that is important to the functionality of its products licensed from these or other parties. If its licenses were to be terminated and TIS were unable to obtain licenses to similar software from others there could be a material adverse effect on its financial condition or results of operations.

     Risks Associated with Information Security Market. The market for software security products is in an early stage of development. Declines in demand for TIS's and Network Associates' security products, whether as a result of competition, technological change, the public's perception of the need for security products, developments in the hardware and software environments in which these products operate, general economic conditions or other factors, could have a material adverse effect on TIS's or Network Associates' financial condition or results of operations.

     A well-publicized actual or perceived breach of network or computer security could trigger a heightened awareness of computer abuse, resulting in an increased demand for security products such as those offered by TIS and Network Associates. Similarly, an actual or perceived breach of network or computer security at one of TIS's or Network Associates' customers, regardless of whether such breach is attributable to TIS's or Network Associates' products, could adversely affect the market's perception of them and their financial condition or results of operations. In addition, although the effectiveness of TIS's or Network Associates' products is not dependent upon the secrecy of its proprietary technology or licensed technology, the public disclosure of its proprietary technology could result in a perception of breached security and reduced effectiveness of TIS's or Network Associates' products, which could have an adverse effect on TIS's or Network Associates' financial condition or results of operations.

     Network Associates Risks Associated with Failure to Manage Growth. Network Associates' growth internally and through its numerous acquisitions has placed, and any further expansion would continue to place, a significant strain on its limited personnel, management and other resources. In the future, Network Associates' ability to manage any growth, particularly with the anticipated expansion of Network Associates' international business and growth in indirect channel business, will require it to attract, train, motivate and manage new employees successfully, to effectively integrate new employees into its operations and to continue to improve its operational, financial, management and information systems and controls. The failure to effectively manage any further growth could have a material adverse effect on Network Associates' business, financial condition and results of operations.

  RISKS RELATED TO INTERNATIONAL REVENUE AND ACTIVITIES

     Network Associates. In 1997, 1996 and 1995, net revenue from international licenses represented approximately 28%, 24% and 25%, respectively, of Network Associates' net revenue. Historically, Network Associates has relied primarily upon independent agents and distributors to market its products internationally. Network Associates expects that international revenues will continue to account for a significant percentage of net revenue. Network Associates also expects that a significant portion of such international revenue will be denominated in local currencies. To reduce the impact of foreign currency fluctuations, Network Associates uses non-leveraged forward currency contracts. However, there can be no assurance that Network Associates' future results of operations will not be adversely affected by such fluctuations or by costs associated with currency risk management strategies. Other risks inherent in international revenue generally include the impact of longer payment cycles, greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, seasonality due to the slowdown in European business activity during the third quarter, tariffs and other trade barriers, uncertainties relative to regional economic circumstances (such as the current economic turbulence in Asia), political instability in emerging markets and difficulties in staffing and managing foreign operations. There can be no assurance that these factors will not have a material adverse effect on Network Associates' future international license revenue. Further, in countries with a high incidence of software piracy, Network Associates may experience a higher rate of piracy of its products.

     In addition, a portion of Network Associates' international revenue is expected to continue to be generated through independent agents. Since these agents will not be employees of Network Associates and will not be required to offer Network Associates' products exclusively, there can be no assurance that they will continue to market Network Associates' products. Also, Network Associates is likely to have limited control over its agents, limited access to the names of the customers to whom the agents sell its products and limited knowledge of the information provided by, or representations made by, these agents to its customers.

     TIS. In 1997, 1996 and 1995, net revenue from international sources represented approximately 19.4%, 11.4% and 7.9% of TIS's revenues. TIS's management expects that in the future sales outside North America will generate a larger portion of TIS's total revenues. TIS's international business may be subject to a variety of risks, including costs relating to the start-up of direct operations in certain countries or regions, delays in expanding its international distribution channels, difficulties in collecting international accounts receivable from distributors or resellers and increased costs associated with maintaining international marketing efforts. Some of TIS's international sales are denominated in the local currency of the country in which the sale was made, and in those cases TIS is subject to the risks associated with fluctuations in currency exchange rates. A decrease in the value of any of these foreign currencies relative to the U.S. dollar could affect the profitability in U.S. dollars of TIS's products sold in these markets. In addition, TIS is subject to the usual risks of doing business abroad, including increases in duty rates, the introduction of non-tariff barriers and difficulties in enforcement of intellectual property rights. There can be no assurance that these factors will not have an adverse effect on TIS's financial condition or results of operations.

     Risks Relating to Cryptography Technology. Certain of Network Associates' security products and certain of TIS's security products and the related technology and associated assistance are subject to export restrictions administered by the U.S. Department of State and the U.S. Department of Commerce, which permit the export of encryption products only with the required level of export license. In addition, these U.S. export laws prohibit the export of encryption products to a number of countries deemed hostile by the U.S. government. U.S. export regulations regarding the export of encryption technology require either a transactional export license or the granting of Department of Commerce Commodity jurisdiction. Because of U.S. governmental controls on the exportation of encryption technology, TIS is unable to export certain of its products unless they include RecoverKey/KRT. TIS has developed RecoverKey/KRT to enable the interests of security and law enforcement agencies to be protected while permitting the export of products with strong cryptography. As result of this regulatory regime, foreign competitors facing less stringent controls on their products may be able to compete more effectively than Network Associates and TIS in the global market. While Network Associates and TIS have obtained approval from the Department of Commerce to export to certain end users, there can be no assurance that the U.S. government will approve pending or future export license requests. Further, there can be no assurance that the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, will not be revised from time to time. Failure to obtain the required licenses and approvals or the costs of compliance could have a material adverse effect on Network Associates' and TIS's international revenues.

     Network Associates' PGP network security products and TIS's security products are dependent on the use of public key cryptography technology, which depends in part on the application of certain mathematical principles known as "factoring." The security afforded by public key cryptography technology is predicated on the assumption that the factoring of the composite of large prime numbers is difficult. Should an easy factoring method be developed, then the security afforded by encryption products utilizing public key cryptography technology would be reduced or eliminated. Furthermore, any significant advance in techniques for attacking cryptographic systems could also render some or all of Network Associates' and TIS's existing products and services obsolete or unmarketable. There can be no assurance that such developments will not occur. Moreover, even if no breakthroughs in factoring or other methods of attacking cryptographic systems are made, factoring problems can theoretically be solved by computer systems significantly faster and more powerful than those presently available. If such improved techniques for attacking cryptographic systems are ever developed, it could have a material adverse effect on Network Associates' and TIS's business, operating results and financial condition.

     To the extent that the government either decides to prohibit or otherwise restrict the export of such products (including those with key recovery) or decides to permit the export of such products without key recovery, those decisions could have an adverse impact on the development of a market for the RecoverKey-International (or CKE) products TIS plans to introduce in the future.

     TIS Risks of Doing Business with the U.S. Government. Prior to 1996, the principal source of TIS's total revenues was from governmental contracts. TIS expects to continue to rely on existing and future research and development contracts with agencies of the U.S. government for a portion of its revenues in the near future.

TIS believes that the awarding to it of future government contracts will in part be dependent upon the continued favorable reaction of government agencies to the research, development and consulting capabilities of TIS. There can be no assurance that TIS will be able to procure additional government contracts. Minimum fee awards for TIS contracts are usually 3% to 7% of the contract costs, but may be as low as 1% of the contracts costs, and the contracts are subject to cancellation for the convenience of the governmental agencies. Although TIS has been awarded contract fees of more than 1% in the past and there have been no terminations of TIS's government contracts in the past, there can be no assurance that minimum fee awards or cancellations will not occur in the future. Reductions or delays in federal funds available for projects TIS is performing could also have an adverse impact on TIS's government business. Contracts involving the U.S. government are also subject to the risks of disallowance of costs upon audit, changes in government procurement policies, the necessity to participate in competitive bidding and, with respect to contracts involving prime contractors or government-designated subcontractors, the inability of such parties to perform under their contracts. Any of the foregoing events could have a material adverse effect on TIS's financial condition or results of operations.

     Year 2000 Compliance. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. Although Network Associates and TIS believe that their products and systems are Year 2000 compliant, Network Associates and TIS utilize third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to operate properly with regard to the Year 2000 and thereafter could require Network Associates or TIS to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on Network Associates' business, operating results and financial condition. The business, operating results and financial condition of Network Associates' and TIS's customers could be adversely affected to the extent that they utilize third-party software products which are not Year 2000 compliant. Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products and services such as those offered by Network Associates and TIS, which could have a material adverse effect on Network Associates' or TIS's business, operating results and financial condition.

     In addition to the risk factors described above, the following risk factors, incorporated by reference from Network Associates' Annual Report on Form 10-K for fiscal year 1997, should be considered carefully by holders of TIS Common Stock in evaluating whether to approve and adopt the Reorganization Agreement and to approve the Merger: "Need to Expand and Develop An Effective Professional Services Organization; Risks Related to Third-Party Professional Services," "Reliance on Microsoft Technology," "Risk of Sabotage," "Risk of False Detection of Viruses," "Product Liability," "Customer Purchase Decisions; Potentially Longer Sales and Implementation Cycles for Certain Products Suites," "Supplier Dependence; Third Party Manufacturing," "Dependence Upon Key Personnel," "Possible Price Volatility of Common Stock," and "Effect of Certain Provisional Anti-Takeover Effects of Certificate of Incorporation, Bylaws and Delaware Law."

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of Network Associates and TIS and combined per share data on an unaudited pro forma basis after giving effect to the Merger on a pooling of interests basis of accounting, assuming that 0.323 of a share of Network Associates Common Stock is issued in exchange for one share of TIS Common Stock in the Merger. This data should be read in conjunction with selected historical financial data, the unaudited pro forma combined financial information, and the separate historical financial statements of Network Associates and TIS and notes thereto (which are included elsewhere in or incorporated by reference in this Proxy Statement/Prospectus). The pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operations.

                                                  YEAR ENDED DECEMBER 31,
                                        --------------------------------------------
                                            1995            1996            1997
                                        ------------    ------------    ------------
HISTORICAL -- NETWORK ASSOCIATES
Net income (loss) per
  share -- diluted....................     $0.62           $ 0.89          $(0.41)
Book value per share(1)...............     $3.55           $ 4.55          $ 5.23

                                                         YEAR ENDED
                                        --------------------------------------------
                                        DECEMBER 29,    DECEMBER 27,    DECEMBER 26,
                                            1995            1996            1997
                                        ------------    ------------    ------------
HISTORICAL -- TIS
Net income (loss) per
  share -- diluted....................     $0.17           $(0.32)         $(0.63)
Book value per share..................     $0.30           $ 4.93          $ 3.01

                                                         YEAR ENDED
                                        --------------------------------------------
                                        DECEMBER 29,    DECEMBER 27,    DECEMBER 26,
                                            1995            1996            1997
                                        ------------    ------------    ------------
PRO FORMA COMBINED NET INCOME (LOSS)
  PER SHARE -- DILUTED
Per Network Associates share..........     $0.61           $ 0.81          $(0.50)
Equivalent TIS share(2)...............     $0.20           $ 0.26          $(0.16)

                                                                        DECEMBER 31,
                                                                            1997
                                                                        ------------
PRO FORMA COMBINED BOOK VALUE PER SHARE(3)
Per Network Associates share........................................       $ 5.39
Equivalent TIS share................................................       $ 1.74

---------------
(1) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock and preferred stock, on an as if converted basis, outstanding at the end of each period.

(2) The TIS equivalent pro forma combined per share amounts are calculated by multiplying the combined pro forma per share amounts by the Exchange Ratio of 0.323 of a share of Network Associates Common Stock for each share of TIS Common Stock.

(3) The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of each period.

                         COMPARATIVE MARKET PRICE DATA

     Since their respective initial public offerings on October 6, 1992 (Network Associates) and October 10, 1996 (TIS), Networks Associates Common Stock and TIS Common Stock have traded on Nasdaq. TIS Common Stock is traded under the symbol TISX. Since the December 1, 1997 combination with Network General Corporation, Network Associates Common Stock has traded under the symbol NETA. Prior thereto, Network Associates Common Stock traded under the symbol MCAF. The following tables set forth, for the period indicated, the high and low closing sales prices for Network Associates Common Stock and TIS Common Stock, as reported by Nasdaq. The prices appearing in the tables below reflect the over the counter market quotations which reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                      NETWORK ASSOCIATES           TIS
                                       COMMON STOCK(1)         COMMON STOCK
                                      ------------------    ------------------
                                       HIGH        LOW       HIGH        LOW
                                      -------    -------    -------    -------
1995 CALENDAR YEAR
First Quarter.......................  $  8.85    $  4.48    $    --    $    --
Second Quarter......................     9.96       8.08         --         --
Third Quarter.......................    16.37       8.41         --         --
Fourth Quarter......................    22.89      12.67         --         --

1996 CALENDAR YEAR
First Quarter.......................    28.50      14.33         --         --
Second Quarter......................    35.00      23.78         --         --
Third Quarter.......................    46.92      30.83         --         --
Fourth Quarter......................    52.50      41.75      17.75      10.00

1997 CALENDAR YEAR
First Quarter.......................    64.50      38.50      18.38      10.00
Second Quarter......................    68.50      42.25      13.75       8.25
Third Quarter.......................    77.75      49.50      12.75       8.63
Fourth Quarter......................    66.38      44.56      12.25       7.50

1998 CALENDAR YEAR
First Quarter (through March 23,
  1998).............................    72.00      47.00      22.94       7.63

---------------
(1) Per share amounts for Network Associates Common Stock have been restated to give effect retroactively to three separate stock dividends, which each effected a three-for-two stock split, in October 1995, April 1996 and October 1996.

     On February 20, 1998, the last full trading day prior to the public announcement of the execution and delivery of the Reorganization Agreement, the closing prices on Nasdaq were $62.50 per share of Network Associates Common Stock and $12.63 per share of TIS Common Stock. On March 23, 1998, the closing prices on Nasdaq were $66.06 per share of Network Associates Common Stock and $20 per share of TIS Common Stock.

     Because the Exchange Ratio is fixed, changes in the market price of Network Associates Common Stock will affect the market value of the Network Associates Common Stock to be received by stockholders of TIS in the Merger. TIS stockholders are urged to obtain current market quotations for Network Associates Common Stock and TIS Common Stock prior to the TIS Special Meeting.

     Neither Network Associates nor TIS has paid cash dividends. Network Associates intends to retain earnings for development of its business and not distribute earnings to stockholders as dividends for the foreseeable future. The declaration and payment by Network Associates of any future dividends and the amount thereof will depend upon Network Associates' results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or senior securities and other factors deemed relevant by the Network Associates Board.

                              TIS SPECIAL MEETING

DATE, TIME AND PLACE OF TIS SPECIAL MEETING

     The TIS Special Meeting will be held at the offices of Piper & Marbury
L.L.P., 1200 Nineteenth Street, N.W., Washington, D.C. 20036, on [          ],
1998 at 10:00 a.m., local time.

PURPOSE

     The purpose of the TIS Special Meeting is (i) to consider and vote upon a proposal to approve and adopt the Reorganization Agreement and to approve the Merger and (ii) to elect two directors to the TIS Board with terms expiring in 2001. If the Merger is approved by the TIS stockholders and the Merger is consummated, each of the directors on the TIS Board immediately prior to the Effective Time will cease to be a director of TIS at the Effective Time. The Board of Directors of the surviving corporation will consist of the directors who are serving as directors of Merger Sub immediately prior to the Effective Time. See "Additional Matter Being Submitted to a Vote of the TIS Stockholders."

RECORD DATE AND OUTSTANDING SHARES

     Only stockholders of record of TIS Common Stock on the TIS Record Date are entitled to notice of, and to vote at, the TIS Special Meeting. As of the TIS Record Date, there were approximately 253 stockholders of record holding an aggregate of approximately 13,882,789 shares of TIS Common Stock.

     On or about March [ ], 1998, a notice meeting the requirements of Delaware law was mailed to stockholders of record as of the TIS Record Date.

VOTE REQUIRED

     Under Delaware law, the charter documents of TIS and Nasdaq rules, the affirmative vote of a majority of the votes entitled to be cast by holders of outstanding shares of TIS Common Stock outstanding as of the TIS Record Date is required to approve and adopt the Reorganization Agreement and to approve the Merger. The two director nominees receiving the highest number of affirmative votes of the shares entitled to vote on such matter shall be elected as TIS directors. Each stockholder of record of TIS Common Stock on the TIS Record Date will be entitled to cast one vote per share on each matter to be acted upon at the TIS Special Meeting.

     The representation, in person or by proxy, of at least a majority of the outstanding shares of TIS Common Stock entitled to vote at the TIS Special Meeting is necessary to constitute a quorum for the transaction of business. For purposes of obtaining the required vote of a majority of the outstanding shares of TIS Common Stock for approval and adoption of the Reorganization Agreement and approval of the Merger, the effect of an abstention or a broker non-vote is the same as that of a vote against the proposal. For purposes of electing directors, votes withheld from the directors will be counted for purposes of determining the presence or absence of a quorum but are not counted as affirmative votes. A broker non-vote will be counted for purposes of determining the presence or absence of a quorum but will have no other legal effect upon the election of directors.

     As of the TIS Record Date, Mr. Walker and Dr. Branstad, both TIS directors and the two largest TIS stockholders, owned approximately 31% of the issued and outstanding shares of TIS Common Stock. Mr. Walker and Dr. Branstad have each entered into a Voting Agreement with Network Associates obligating them, among other things, to vote their shares of TIS Common Stock in favor of approval of the Reorganization Agreement and the Merger. See "Terms of the Merger -- Voting Agreements" and "-- Conditions to the Merger."

PROXIES

     Each of the persons named in the proxy is an officer of TIS. All shares of TIS Common Stock that are entitled to vote and are represented at the TIS Special Meeting either in person or by properly executed proxies received prior to or at the TIS Special Meeting and not duly and timely revoked will be voted at the TIS Special Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted to approve and adopt the Reorganization Agreement and to approve the Merger.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of TIS at or before the taking of the vote at the TIS Special Meeting, a written notice of revocation bearing a later date than the proxy;
(ii) duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of TIS before the taking of the vote at the TIS Special Meeting; or (iii) attending the TIS Special Meeting and voting in person (although attendance at the TIS Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to TIS at 3060 Washington Road, Glenwood, Maryland 21738, Attention: Secretary, or hand-delivered to the Secretary of TIS, in each case at or before the taking of the vote at the TIS Special Meeting.

SOLICITATION OF PROXIES; EXPENSES

     All costs of solicitation of proxies will be borne by TIS. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting materials to the owners of stock held in their names, and TIS will reimburse them for their reasonable out-of-pocket costs. In addition, proxies may also be solicited by certain directors, officers and employees of TIS personally or by mail, telephone or telegraph following the original solicitation. Such persons will not receive additional compensation for such solicitation.

NO APPRAISAL RIGHTS

     In connection with the Merger, TIS stockholders are not entitled to appraisal rights under the DGCL. See "Approval of the Merger and Related Transactions -- No Appraisal Rights." Accordingly, TIS stockholders who do not wish to receive shares of Network Associates Common Stock in exchange for their shares of TIS Common Stock must liquidate their investment by selling their TIS Common Stock prior to the consummation of the Merger.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

     The following discussion summarizes the proposed Merger and related transactions. The following is not, however, a complete statement of all provisions of the Reorganization Agreement and related agreements. Detailed terms of and conditions to the Merger and certain related transactions are contained in the Reorganization Agreement, a conformed copy of which is attached to this Proxy Statement/Prospectus as Annex A. Reference is also made to the other Annexes hereto. Statements made in this Proxy Statement/ Prospectus with respect to the terms of the Merger and such related transactions are qualified in their respective entireties by reference to the more detailed information set forth in the Reorganization Agreement and the other Annexes hereto. Other than statements of historical facts, statements made in this section including statements as to the benefits expected to result from the Merger and as to the future financial performance and the analyses performed by the financial advisors of TIS are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Proxy Statement/Prospectus.

BACKGROUND OF THE MERGER

     As computer networks have proliferated and become more complex, management information systems directors and other information technology professionals are continually seeking integrated solutions for their network security and management needs from a limited number of vendors. The combination of Network Associates and TIS creates a complementary and comprehensive suite of product offerings to serve the enterprise network security market. Following the Merger, the combined company will be able to offer industry-recognized security products that address multiple security needs, including firewalls, encryption, authentication, intrusion detection and anti-virus solutions. In addition, these security products are expected to be offered as part of a larger suite of network security and management products under Network Associates' "Net Tools" product umbrella.

     In an effort to broaden their security product offerings, both Network Associates and TIS each recently consummated an acquisition in the security software market. In October 1997, TIS acquired Haystack Laboratories, Inc. ("Haystack"), a privately-held developer of intrusion detection and monitoring software products. In December 1997, Network Associates acquired Pretty Good Privacy, Inc. ("PGP"), a privately-held provider of applied cryptographic solutions for securing corporate digital assets and protecting individual privacy. Network Associates continually evaluates potential acquisitions of complementary businesses, products and technologies.

     In addition to the Haystack acquisition, since its initial public offering in 1996, TIS has considered a number of other strategic combinations and transactions. During the Spring and Summer of 1997, the TIS Board considered various potential merger partners, including a possible three-way combination with two other security software companies, and held preliminary discussions with several other companies.

     In the Fall of 1997, William L. Larson, the Chairman and Chief Executive Officer of Network Associates, and Mr. Walker, the Chairman and Chief Executive Officer of TIS, attempted to set up a meeting, which did not occur in light of the October 13, 1997 announcement of the merger of McAfee and Network General (which merger resulted in the creation of Network Associates.)

     In November 1997, after Network Associates had agreed to acquire PGP, Mr. Larson telephoned Mr. Walker to arrange a dinner meeting to discuss, on a preliminary basis, Network Associates' possible interest in acquiring TIS.

     At its regularly scheduled December 2, 1997 meeting, the TIS Board, acknowledging the consolidation trend in the security software industry, considered (i) the strategic alternatives available to TIS, including potential additional acquisitions by TIS or an acquisition of TIS by a third party, (ii) the best manner to respond to Network Associates' preliminary interest in acquiring TIS, (iii) how best to identify other potential acquirors of TIS, and
(iv) how best to present TIS to such other potential acquirors.

     On December 8, 1997, Messrs. Larson and Walker had a dinner meeting during which they discussed Network Associates' possible interest in acquiring TIS. An additional conversation between Messrs. Walker and Larson occurred during late December 1997 during which they set up a meeting for January 12, 1998 to further discuss Network Associates' interest in a possible acquisition of TIS.

     On January 12, 1998, Mr. Walker and another representative of TIS met at the California offices of Network Associates with Mr. Larson and other representatives of Network Associates (including Peter R. Watkins, Executive Vice President of McAfee Total Virus Defense). During this meeting the parties discussed in preliminary terms personnel and operating issues and potential business opportunities that might result from a combination of the two companies.

     Subsequently arrangements were discussed for representatives of TIS and Network Associates to meet on January 22, 1998 at TIS's offices in Maryland. This meeting was postponed by TIS to allow time to explore other potential business combinations as discussed below. Network Associates was not informed of the reason for the postponement.

     At its regularly scheduled January 20, 1998 meeting, the TIS Board again reviewed its strategic alternatives and, with the advice of counsel, approved the engagement of J.P. Morgan Securities Inc. and Updata Capital, Inc. (collectively, the "Financial Advisors") to act as its financial advisors to assist the TIS Board in actively soliciting proposals for the acquisition of TIS. Gerald Popek, an outside board member of TIS, recused himself from subsequent considerations of the sale of TIS because of his role as Chief Technology Officer of Platinum Technologies, Inc., a party interested in possibly acquiring TIS.

     The Financial Advisors, with the assistance of TIS management and counsel, contacted a select group of potential acquirors for TIS. These potential acquirors consisted of leading hardware, software and service firms with an interest in the security market. Of the potential acquirors contacted, five accepted invitations to meet with TIS during the first three weeks of February. One of the five companies subsequently chose not to continue with the process.

     In late January 1998, TIS established a data room in the offices of its legal counsel. After receiving confidentiality agreements, TIS invited potential acquirors to attend management presentations and provided potential acquirors an opportunity to review the data room materials. Representatives of another interested bidder and Network Associates attended the TIS management presentations during the first week of February. However, the management presentation to the other two, planned for February 17, 1998 and February 18, 1998, respectively, were postponed by TIS due to the advanced status of the negotiations described below. Representatives of all four were provided access to the data room materials and three took advantage of the opportunity. In addition, during the second week of February, TIS delivered to Network Associates and its counsel duplicate copies of most of the materials contained in the data room.

     On February 12, 1998, Mr. Walker of TIS met with Mr. Larson and Mr. Watkins of Network Associates at the Network Associates' California offices. In addition to other Network Associates representatives, representatives of TIS's and Network Associates' financial advisors were present. The parties discussed, among other things, the strategic rationale for a combination between the two companies, non-price terms of a potential combination and other issues and matters related to a potential combination. The parties also scheduled a follow-up meeting to be held at Network Associates' California offices on February 20, 1998. On February 13, 1998 Network Associates' counsel delivered a draft of a proposed reorganization agreement to TIS's Financial Advisors and counsel.

     On February 16, 1998, Mr. Walker and TIS's Financial Advisors met with representatives and financial advisors for another bidder. During the meeting, preliminary discussions were conducted regarding a possible purchase of TIS for approximately $18.00 a share. During the day, TIS representatives discussed with representatives of Network Associates (including Mr. Watkins) Network Associates' interest in a transaction in this price range. Network Associates continued to decline any discussion of pricing terms but reiterated their continuing interest in a strategic combination and their ability to negotiate a possible transaction at the meeting scheduled for February 20. TIS resumed discussions with the other bidder.

     Commencing February 18, 1998, financial advisors and legal counsel for the other bidder met with TIS, its legal advisors and the Financial Advisors in the offices of TIS's legal counsel in Washington, D.C. for the purpose of negotiating a definitive merger agreement. Negotiations continued through February 20, 1998 and the drafting of a merger agreement was completed at approximately noon (EST) on February 20 with work continuing on the disclosure schedule through February 21 and 22. During the course of the negotiations, the price of the shares of this bidder declined and the value of the acquisition to TIS stockholders, based upon the fixed exchange ratio and the then prevailing price for common stock of this bidder, was approximately $15.00 per share as of the close of the market on February 20, 1998.

     On February 19, 1998, Mr. Leslie G. Denend, Network Associates' President and Chief Operating Officer, sent a letter by facsimile to Mr. Walker of TIS. Mr. Denend's letter confirmed the February 20 meeting between TIS and Network Associates and indicated that Network Associates believed that the synergies and opportunities that existed between the two companies created significant opportunities to enhance value to their respective stockholders. The letter contained no reference to price terms.

     During the evening of February 19, 1998 (EST), TIS's Financial Advisors attempted unsuccessfully to contact representatives of Network Associates to inform them that the meeting scheduled with TIS for February 20, 1998 would not be held in view of the advanced status of negotiations with the other bidder.

     On the morning of February 20, 1998, TIS's Financial Advisors successfully contacted representatives of Network Associates and informed them that TIS and the Financial Advisors would not be meeting with Network Associates in California because of the advanced status of negotiations with the other bidder. Early in the afternoon of February 20, 1998, Network Associates requested a conference call between Mr. Larson of Network Associates and Mr. Walker of TIS. During that call, Mr. Larson volunteered that Network Associates was still very interested in proceeding and was preparing to submit a written offer for TIS that day. TIS subsequently received, via facsimile, an offer from Network Associates proposing a price of approximately $20.19 per share (based on an exchange ratio of 0.323 shares of Network Associates Common Stock per share of TIS Common Stock). The offer was subject to satisfactory negotiation of definitive documentation, Network Associates' Board approval, consummation of Network Associates' due diligence investigations of TIS, receipt of an option to acquire 19.9% of the TIS Common Stock, a termination fee of 3% of the transaction value and TIS's agreement to terminate all existing acquisition discussions and to proceed with a transaction only with Network Associates.

     After reviewing the Network Associates' written offer (but without agreeing to its terms and after receiving advice from legal counsel), TIS and its Financial Advisors indicated that TIS would be prepared to meet with Network Associates and its financial and legal advisors in Washington, D.C. on Saturday, February 21, 1998 for the purpose of determining if a transaction between Network Associates and TIS was advisable.

     Representatives of Network Associates (including Mr. Larson and Mr. Watkins) and of its financial and legal advisors, met with representatives of TIS (including Mr. Walker) and TIS's financial and legal advisers in the Washington D.C. offices of TIS' legal counsel on February 21, 1998. During the course of the day, the terms of a proposed merger agreement were negotiated.

     On the afternoon of Saturday, February 21, after determining, with the advice of counsel, that the Network Associates proposed agreement represented a viable alternative to the existing offer, TIS's Financial Advisors informed representatives of the other bidder that an unsolicited higher offer had been received. Neither the identity of the higher bidder nor the higher price were disclosed. The other bidder indicated that it would match any offer. However, when informed that neither party had been nor would be appraised of the exact terms of competitive offers, the other bidder indicated it would submit another bid before the scheduled TIS Board meeting on Sunday, February 22.

     On the evening of February 21 (EST), the TIS Board held a special meeting to consider the two pending offers. The meeting included representatives of the Financial Advisors and TIS's legal advisors who reviewed with the TIS Board the results of their due diligence investigations and the terms of the proposed merger agreements. In addition, J.P. Morgan outlined its fairness opinion analysis. Substantially completed documents with respect to both merger proposals were provided to each board member. There was a full discussion of the auction and negotiation process, the terms of both offers, including the relative benefits of each, the implicit premiums over the trading price of TIS Common Stock, the elements of the fairness opinion to be delivered by J.P. Morgan and the fiduciary obligations of the directors (particularly as it related to the no fiduciary out provisions of the Network Associates offer).

     On February 21 and 22, Network Associates and the other bidder and their respective financial and legal advisors continued their legal due diligence investigations on TIS.

     At 5:00 p.m. (EST) on Sunday, February 22, the other bidder submitted an amended offer to acquire TIS, raising its exchange ratio to increase the bid to approximately $17.00 per share based upon the closing price for the other bidder's common stock on Friday, February 20.

     During the afternoon of February 22 (EST), the Network Associates Board met telephonically to review the proposed transaction terms and documentation (which had been delivered to each of them) and to discuss the strategic rationale and other considerations (including potential cost savings and synergies) related to the proposed acquisition.

     Later that evening (EST), the Network Associates Board met again to, among other things, receive the results of Network Associates' legal, financial and technical due diligence investigations on TIS. Following these events, the Network Associates Board unanimously approved Network Associates' acquisition of TIS.

     On the evening of February 22 (EST), the TIS Board met for a second time to consider the two acquisition proposals. Present were the financial and legal advisors to TIS. J.P. Morgan delivered its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated February 22, 1998) that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be paid to TIS's stockholders in the proposed merger with Network Associates was fair, from a financial point of view, to the stockholders of TIS. Having reviewed the respective terms of each offer, including the absence of a fiduciary out in the Network Associates offer, the TIS Board (except for Dr. Popek, who, as indicated above, recused himself and did not attend or participate in the meeting) unanimously approved the acceptance of the offer from Network Associates.

     As of February 22, 1998, representatives of Network Associates, Merger Sub and TIS executed the Reorganization Agreement and the Stock Option Agreement and the appropriate stockholders executed the Voting Agreements, the Affiliate Agreements and the Noncompetition Agreement.

     Prior to the opening of the market on February 23, 1998, Network Associates and TIS issued a joint news release announcing the Merger.

REASONS FOR THE MERGER; TIS'S BOARD RECOMMENDATION

  NETWORK ASSOCIATES REASONS FOR THE MERGER

     The Network Associates Board has approved the Reorganization Agreement and has identified several potential benefits of the Merger which they believe will contribute to the success of both Network Associates and TIS following the Merger. These potential benefits include the opportunity (i) to market Network Associates' broader suite of network security and management products under the Net Tools product umbrella to TIS's existing customer base; (ii) to leverage Network Associates' extensive customer base and channels of distribution in connection with the sales and marketing of TIS's products; (iii) to expand Network Associates' professional services organization and (iv) to realize other synergies and cost savings following the Merger.

  TIS BOARD RECOMMENDATION; TIS'S REASONS FOR THE MERGER

     The TIS Board has approved the Reorganization Agreement, has determined that the Merger is fair to, and in the best interests of TIS and its stockholders, and recommends that holders of shares of TIS Common Stock vote FOR approval and adoption of the Reorganization Agreement and the Merger.

     The TIS Board's decision to approve the Reorganization Agreement and the Merger was based in significant part upon its assessment of the trends developing in the security software industry, and the changes which may come about in such market as a result of increasing competition, consolidation and customer demands. The TIS Board believes that companies which are able to provide customers with an integrated software security solution, will be better-positioned to compete in such environment in the long term. In addition, the TIS Board believes that TIS will face increased competition as larger network security and management companies such as Network Associates and Computer Associates International, Inc. expand their suite of product offerings through acquisition and/or internal development to include a broad array of security and network management products and as customers increasingly seek to purchase total solutions from a limited number of vendors. Network Associates was viewed by the TIS Board as a well-managed company, with very high quality products. A potential merger with Network Associates was also considered to be complementary with TIS's long term objectives and provides an opportunity to offer a comprehensive security solution through the combination of TIS's security products with Network Associates's technology.

     In addition to the foregoing, TIS identified several other potential strategic benefits of the Merger that TIS believes will contribute to the success of the Merger. These potential benefits include:

          (i) the potential realization of synergies and cost savings associated with combining the underlying organizations and technologies of TIS and Network Associates;

          (ii) the opportunity for TIS to leverage Network Associates' significantly greater financial resources and marketing capabilities;

          (iii) the opportunity to greatly increase the available sales force to market TIS's products by marketing such products through Network Associates's extensive direct sales force;

          (iv) the opportunity to broaden and expand TIS's international distribution channels by using Network Associates' extensive sales and distribution presence internationally; and

          (v) the opportunity to market TIS's products to Network Associates' larger and generally different installed base of customers.

     TIS further evaluated the merits of the Network Associates Common Stock and concluded that the Network Associates Common Shares have appreciation potential in the long term and represent a more liquid investment than the TIS Common Stock and is followed by a much greater number of stock analysts.

     In the course of its deliberations, the TIS Board reviewed with TIS's management a number of other factors relevant to the Merger. In particular, the TIS Board considered, among other things: (i) the proposed terms of the Merger;
(ii) the results of TIS's auction process and the likelihood of realizing superior benefits through alternative business strategies; (iii) information concerning TIS's and Network Associates's respective businesses, historical financial performances, operations and products, including public SEC and analysts' reports and the due diligence reports from TIS's management and financial advisors; (iv) the ability of Network Associates to enter into certain additional acquisition transactions during the pendency of the Merger and the potential impact thereof on the stock price of Network Associates Common Stock;
(v) comparative stock prices of TIS and Network Associates; (vi) comparative volatility and trading volumes of the two companies' stock; (vii) an analysis of the relative value that TIS might contribute to the future business and prospects of Network Associates following the Merger; (viii) the compatibility of the management and businesses of TIS and Network Associates; and (ix) the detailed financial analysis presented by J.P. Morgan and Updata Capital, Inc., including the opinion of J.P. Morgan as of February 22, 1998 and based upon and subject to certain matters stated in such opinion, the consideration to be paid to TIS' shareholders in the proposed Merger was fair from a financial point of view to the stockholders of TIS.

     The TIS Board also considered certain risks arising in connection with the Merger, including (i) the potential disruption of TIS's business that might result from employee and customer uncertainty and lack of focus following announcement of the Merger in connection with integrating the operations of TIS and Network Associates; (ii) the possibility that the Merger might not be consummated, (iii) the effects of the public announcement of the Merger on TIS's sales and operating results, TIS's ability to attract and retain key management, marketing and technical personnel and the progress of certain of its development projects; (iv) the risk that the announcement of the Merger could result in decisions by customers to cancel or delay purchases of products of TIS or Network Associates; (v) the risk that Network Associates's stock price might decline substantially prior to the closing, thus reducing the value per share to be received by TIS's stockholders in the Merger;
(vi) the risk associated with attempting to integrate Network Associates's other security products with TIS's products; (vii) the risk that the other benefits sought to be achieved by the Merger will not be achieved; and (viii) other risks described under the caption "Risk Factors." In the view of the TIS Board, these considerations were not sufficient, either individually or in the aggregate, to outweigh the advantages of the proposed merger in the manner in which it was proposed.

     The foregoing discussion of the information and factors considered by the TIS Board is not intended to be exhaustive but is believed to include all material factors considered by the TIS Board. In view of the wide variety of factors, both positive and negative, considered by the TIS Board, the TIS Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After taking into consideration all of the factors set forth above, the TIS Board continues to believe that the Merger is in the best interests of TIS and its stockholders and continues to recommend approval and adoption of the Reorganization Agreement and the Merger.

OPINION OF FINANCIAL ADVISOR

     Pursuant to an engagement letter dated January 21, 1998, TIS retained J.P. Morgan as its financial advisor and to deliver a fairness opinion in connection with the proposed Merger.

     At the meeting of the TIS Board on February 22, 1998, J.P. Morgan rendered its oral opinion that, as of such date, the consideration to be paid to TIS' stockholders in the proposed Merger was fair from a financial point of view to such stockholders. J.P. Morgan has also delivered a written opinion to the TIS Board, dated February 22, 1998, that, as of such date, the consideration to be paid to TIS' stockholders in the proposed Merger was fair from a financial point of view to such stockholders. No limitations were imposed by TIS' Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

     The full text of the written opinion of J.P. Morgan dated February 22, 1998, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. TIS' stockholders are urged to read the opinion in its entirety. J.P. Morgan's written opinion is addressed to the TIS Board, is directed only to the consideration to be paid in the Merger and does not constitute a recommendation to any TIS stockholder as to how such stockholder should vote at the TIS Meeting. The summary of the opinion of J.P. Morgan set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

     In arriving at its opinions, J.P. Morgan reviewed, among other things, the Reorganization Agreement; the audited financial statements of TIS for the fiscal year ended December 27, 1996 and the unaudited quarter ended September 26, 1997, the audited financial statements of Networks Associates for the fiscal year ended December 31, 1997, and the unaudited financial statements of TIS for the fiscal year ended December 26, 1997; current and historical market prices of TIS Common Stock and Networks Associates Common Stock; certain publicly available information concerning the business of TIS and of certain other companies engaged in businesses comparable to those of TIS, and the reported market prices for certain other companies' securities deemed comparable; publicly available terms of certain transactions involving companies comparable to TIS and the consideration paid for such companies; the terms of other business combinations deemed relevant by J.P. Morgan; certain internal financial analyses and forecasts prepared by TIS and its management; and certain agreements with respect to outstanding indebtedness or obligations of TIS. J.P. Morgan also held discussions with certain members of the management of TIS and Networks Associates with respect to certain aspects of the Merger, the past and current business operations of TIS and Networks Associates, the financial condition and future prospects and operations of TIS and Networks Associates, and certain other matters believed necessary or appropriate to J.P. Morgan's inquiry. In addition, J.P. Morgan visited certain representative facilities of TIS and reviewed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

     J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by TIS and Network Associates or otherwise reviewed by J.P. Morgan, and J.P. Morgan has not assumed any responsibility or liability therefor. J.P. Morgan has not conducted any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to J.P. Morgan. In relying on financial analyses and forecasts provided to J.P. Morgan, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of TIS to which such analyses or forecasts relate. J.P. Morgan has also assumed that the Merger will have the tax consequences described in this Proxy Statement in discussions with, and materials furnished to, J.P. Morgan by representatives of TIS, and that the other transactions contemplated by the Reorganization Agreement will be consummated as described in the Reorganization Agreement and this Proxy Statement.

     The projections furnished to J.P. Morgan for TIS were prepared by the management of TIS. TIS does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic conditions, general market conditions for TIS' products, potential sales of products to commercial customers, and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

     J.P. Morgan's opinions are based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinions. Subsequent developments may affect the written opinion dated February 22, 1998, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan expressed no opinion as to the price at which Networks Associates Common Stock will trade at any future time.

     In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

     Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of TIS with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to those of TIS. The companies selected by J.P. Morgan were Axent Technologies, Inc. ("Axent"), Check Point Software Technologies Ltd., Cylink Corp., Networks Associates, Inc., Secure Computing Corp., and Security Dynamics Technologies, Inc. These companies were selected, among other reasons, because each serves principally the market for network security software products. For each comparable company, publicly available financial performance through the twelve months ended December 31, 1997 was measured. J.P. Morgan selected the median value among such companies for the following multiples: aggregate firm value (equity value plus net debt at time of announcement) as a multiple of sales; and per-share equity trading value as a multiple of consensus research analysts' calendar year 1998 earnings-per-share estimates, as reported by First Call. Earnings before interest and taxes ("EBIT") multiples were not used because implied values were not meaningful based on TIS' financial performance for the twelve months ended December 26, 1997. These multiples were then applied to TIS' sales, as estimated by management for the twelve months ended December 26, 1997, and consensus research analysts' calendar year 1998 earnings-per-share estimates, yielding implied trading values for TIS Common Stock of approximately $12 to $20.25 per share. First Call is a financial data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors.

     Selected Transaction Analysis. J.P. Morgan reviewed the publicly available financial terms of three recent transactions in the network security software industry: the acquisition by Axent of Raptor Systems, Inc. ("Raptor Systems"); the acquisition by McAfee Associates Inc. of Network General; and the acquisition by FTP Software, Inc. of Firefox Communications Inc. ("Firefox Communications"). J.P. Morgan observed multiples of aggregate firm value (equity value plus net debt at time of announcement) to the latest twelve months revenue of 8.0 times, 4.6 times, and 3.7 times, for Raptor Systems, Network General, and Firefox Communications, respectively; aggregate value to the latest twelve months EBIT of 53.7 times and 22.1 times for Raptor Systems and Network General, respectively, and forward-twelve-months price-to-earnings multiples of 35.4 times, 30.1 times, and 24.1 times for Raptor Systems, Network General, and Firefox Communications, respectively. J.P. Morgan selected the mean among such transactions for aggregate firm value as a multiple of latest twelve months sales, and the mean forward-twelve-months price-to-earnings multiple, applied the multiples to TIS' latest twelve months sales, as estimated by management for the fiscal year ended December 26, 1997, and consensus research analysts' calendar year 1998 earnings-per-share estimates, as reported by First Call, and arrived at an estimated range of equity values for TIS Common Stock of approximately $12 to $18.50 per share. EBIT multiples were not used because implied values were not meaningful based on TIS' financial performance for the twelve months ended December 26, 1997.

     Premium Analysis. J.P. Morgan also noted the premiums, based on the Exchange Ratio and the closing price of Networks Associates Common Stock on February 20, 1998, to various historic prices of TIS Common Stock. The premia to TIS Common Stock's all-time high, all-time low, 52-week high, 52-week low, 52-week average, four week average, and last closing stock price prior to announcement were 14%, 165%, 20%, 165%, 87%, 93%, and 60%, respectively. J.P. Morgan also noted that the median control premium paid in 376 stock-for-stock pooling transactions from 1993 through 1997 was 29%, based on final offer vs. price five business days prior to initial offer.

     Historical Exchange Ratio Analysis. J.P. Morgan reviewed the historical trading prices for Networks Associates Common Stock and TIS Common Stock, separately and in comparison to each other. J.P. Morgan also reviewed the ratios of the daily closing stock prices of TIS Common Stock to Networks Associates Common Stock for each day over various periods, starting as far back as October 10, 1996 (the date of the initial public offering (the "IPO") of TIS Common Stock) and ending February 20, 1998 (the last trading date preceding J.P. Morgan's presentation at the February 22, 1998 meeting of the TIS Board), and computed the premium or discount represented by the Exchange Ratio in relation to these ratios. The ratios of the closing stock prices of TIS Common Stock to Networks Associates Common Stock for the various periods ending February 20, 1998 were as follows: 0.217 for the period since TIS' IPO on October 10, 1996;
0.199 for the previous year; 0.187 for the previous six months; 0.186 for the previous 30 days; 0.181 for the previous 5 days; and 0.202 for February 20, 1998; and with respect to the low and high ratios for the previous year, 0.138 and 0.353, respectively. J.P. Morgan observed that the Exchange Ratio represented a premium of approximately 49%, 63%, 73%, 73%, 79%, 60%, 135%, and -9%, respectively, over the aforementioned ratios of TIS stock prices to Networks Associates stock prices.

     Contribution Analysis. J.P. Morgan analyzed the pro forma contribution of each of TIS and Networks Associates to the combined entity, if the Merger were to be consummated, and reviewed certain historical and estimated future operating and financial information including, among other things, the sales, operating income, and net income of TIS and Networks Associates, and the pro forma sales, operating income, and net income of the combined entity resulting from the Merger based on (i) actual historical information available in certain publicly available financial statements, (ii) internal financial analyses and forecasts for TIS prepared by management and (iii) financial analyses and forecasts for Networks Associates published by Wall Street research analysts. Such analysis did not take into account any potential synergies or cost savings that might be realized after the Merger. Such analysis indicated that, based on management forecasts, TIS would contribute on a pro forma basis to the combined entity resulting from the Merger (i) 6.5% of 1997 sales and 8.2% of 1998 sales,
(ii) 3.9% of 1998 operating income, (iii) 3.8% of 1998 net income. These figures compared to the pro forma ownership of the TIS shareholders in the combined company of approximately 6.6%. J.P. Morgan observed that the contribution analysis does not take into account the different multiples of revenue, operating profit or earnings that the market ascribes to Networks Associates and TIS.

     Pro Forma Analysis of the Merger. J.P. Morgan analyzed certain pro forma effects of the Merger on the earnings and capitalization of Networks Associates. With respect to 1998, such analysis was based on First Call consensus estimates for Networks Associates and TIS without assumed pre-tax annual synergies. Based on such analysis, J.P. Morgan observed that, based on the Exchange Ratio and assuming that the Merger was treated as a pooling-of-interest business combination for accounting, before taking into account any one-time

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

advisory or restructuring charges, the Merger would result in an earnings per share dilution for Networks Associates shareholders of 3.4 percent and 3.2 percent for calendar years 1998 and 1999, respectively, without synergies.

     The summary set forth above does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the summary set forth above and their analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. J.P. Morgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which J.P. Morgan based its analyses are set forth above under the description of each such analysis. J.P. Morgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

     As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise TIS with respect to the Merger and to deliver an opinion to TIS' Board with respect to the Merger on the basis of such experience and its familiarity with TIS. Specifically, J.P. Morgan acted as lead underwriter in TIS's IPO in October 1996. In addition, J.P. Morgan has advised TIS since its IPO on various other potential, unconsummated transactions in the network security industry.

     TIS has agreed to pay J.P. Morgan a fee for its financial advisory services in connection with the Merger. Pursuant to its engagement letter, TIS has agreed to pay J.P. Morgan, in the event the Merger is consummated, a fee of 0.75 percent of the aggregate amount of consideration received by TIS and/or its stockholders in the Merger. In addition, TIS has agreed to reimburse J.P. Morgan for all expenses incurred in connection with its services, and to indemnify J.P. Morgan against certain liabilities and expenses arising out of or in conjunction with its services, including certain liabilities under the Federal securities law.

     J.P. Morgan and its affiliates maintain banking and other business relationships with TIS and its affiliates, for which it receives customary fees. In the ordinary course of their businesses, affiliates of J.P. Morgan may actively trade the debt and equity securities of TIS or Networks Associates for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of TIS Common Stock. This discussion does not deal with all income tax considerations that may be relevant to particular TIS stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, foreign persons, stockholders who acquired their shares in connection with previous mergers involving TIS or an affiliate, or stockholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including without limitation transactions in which shares of TIS Common Stock were or are acquired or shares of Network Associates Common Stock were or are disposed of. Furthermore, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, TIS STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

     The following discussion is based upon interpretations of the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. The Internal Revenue Service (the "IRS") is not precluded from adopting a contrary position. In addition, there can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger to Network Associates, Merger Sub, TIS and/or TIS stockholders.

     The Merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Code, with each of Network Associates, Merger Sub and TIS intended to qualify as a "party to the reorganization" under Section 368(b) of the Code, in which case the following tax consequences will result (subject to the limitations and qualifications referred to herein):

          (a) No gain or loss will be recognized by holders of TIS Common Stock upon their receipt of Network Associates Common Stock in the Merger solely in exchange for TIS Common Stock;

          (b) The aggregate tax basis of the Network Associates Common Stock received in the Merger by a TIS stockholder (including any fractional shares deemed received, as described below) will be the same as the aggregate tax basis of TIS Common Stock surrendered in exchange therefor;

          (c) The holding period of the Network Associates Common Stock received in the Merger by a TIS stockholder will include the period during which the stockholder held the TIS Common Stock surrendered in exchange therefor, provided that the TIS Common Stock is held as a capital asset at the time of the Merger;

          (d) Cash payments received by holders of TIS Common Stock in lieu of a fractional share will be treated as if a fractional share of Network Associates Common Stock has been issued in the Merger and then redeemed by Network Associates. A stockholder of TIS receiving such cash will generally recognize gain or loss upon such payment, equal to the difference (if any) between such stockholder's basis in the fractional share and the amount of cash received; and

          (e) None of Network Associates, Merger Sub or TIS will recognize gain or loss solely as a result of the Merger.

     The parties are not requesting a ruling from the IRS in connection with the Merger. As a condition to the consummation of the Merger, Network Associates and TIS will each have received an opinion from their respective legal counsel, Wilson Sonsini Goodrich & Rosati, a Professional Corporation ("WSGR"), and Piper & Marbury L.L.P. ("Piper & Marbury"), respectively, to the effect that, for federal income tax purposes, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. These opinions, which are collectively referred to herein as the "Tax Opinions," neither bind the IRS nor preclude the IRS from adopting a contrary position. In addition, the Tax Opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain representations made by Network Associates, Merger Sub and TIS, including representations in certificates delivered to counsel by the respective managements of Network Associates, Merger Sub and TIS.

     A successful IRS challenge to the reorganization status of the Merger would result in a TIS stockholder recognizing gain or loss with respect to each share of TIS Common Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time of the Merger, of the Network Associates Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Network Associates Common Stock so received would equal such fair market value and his holding period for such stock would begin the day after the Merger.

     Even if the Merger qualifies as a reorganization, a TIS stockholder would recognize gain to the extent the stockholder received (directly or indirectly) consideration other than Network Associates Common Stock in exchange for the stockholder's TIS Common Stock or to the extent that the Network Associates Common Stock was considered to be received in exchange for services or property other than solely for TIS Common Stock. All or a portion of such gain or income may be taxable as ordinary income.

     TIS stockholders will be required to attach a statement to their tax returns for the year of the Merger that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder's tax basis in the stockholder's TIS Common Stock and a description of the Network Associates Common Stock received.

GOVERNMENTAL AND REGULATORY APPROVALS

     Under the HSR Act, and the rules promulgated thereunder by the FTC, the Merger cannot be consummated until notifications have been given and certain information has been furnished to the FTC or the Antitrust Division and the specified waiting period has been satisfied. Consummation of the Merger is subject to compliance with the HSR Act. On March 13, 1998 Network Associates and TIS filed the notifications required under the HSR Act, as well as certain information required to be furnished to the FTC and the Antitrust Division. In addition, all material filings, if any, required under foreign anti-trust laws in connection with the consummation of the Merger will be made by Network Associates and TIS. At any time before or after consummation of the Merger, and notwithstanding that the HSR Act waiting period has expired, the Antitrust Division, the FTC or any state or foreign governmental authority could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of TIS or businesses of Network Associates or TIS by Network Associates. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

     Based on information available to them, Network Associates and TIS believe that the Merger will be effected in compliance with all material federal, state and foreign antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, Network Associates and TIS would prevail.

ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon receipt at the closing of the Merger by Network Associates of letters from Coopers & Lybrand L.L.P., Network Associates' independent public accountants, and Ernst & Young LLP, TIS's independent public accountants, regarding the respective accounting firms' concurrence with Network Associates' management's and TIS's management's conclusions, respectively, as to the appropriateness of pooling of interests accounting for the Merger under APB No. 16, if consummated in accordance with the Reorganization Agreement.

NO APPRAISAL RIGHTS

     Section 262 of the DGCL provides appraisal rights (sometimes referred to as "dissenters' rights") to stockholders of Delaware corporations in certain situations. However, Section 262 appraisal rights are not available to stockholders of a corporation, such as TIS, (a) whose securities are listed on a national securities exchange or are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. ("NASD") and (b) whose stockholders are not required to accept in exchange for their stock anything other than stock of another corporation listed on a national securities exchange or on an interdealer quotation system by the NASD and cash in lieu of fractional shares. Because TIS's Common Stock is traded on such a system, Nasdaq, and because the TIS stockholders are being offered stock of Network Associates, which is also traded on Nasdaq, and cash in lieu of fraction shares, stockholders of TIS will not have appraisal rights with respect to the Merger. The DGCL does not provide appraisal rights to stockholders of a corporation, such as Network Associates, which issues shares in connection with a merger but is not itself a constituent corporation in the Merger.

                              TERMS OF THE MERGER

     The following is a brief summary of the material provisions of the Reorganization Agreement, a copy of which is attached as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full and complete text of the Reorganization Agreement.

EFFECTIVE TIME

     Subject to the provisions of the Reorganization Agreement, Network Associates, TIS and Merger Sub shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law as soon as practicable on or after the Closing Date. The closing of the Merger (the "Closing") shall take place at the offices of WSGR, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in the Reorganization Agreement, or at such other time, date and location as the parties agree in writing. The Closing is anticipated to occur on or about
[               ], 1998.

MANNER AND BASIS OF CONVERTING SECURITIES

     At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, TIS or the holders of any of the following securities:

          (a) each share of TIS Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of TIS Common Stock to be canceled pursuant to the Reorganization Agreement, will be canceled and extinguished and automatically converted into the right to receive 0.323 of a share (the "Exchange Ratio") of Network Associates Common Stock upon surrender of the certificate representing such share of TIS Common Stock;

          (b) each share of TIS Common Stock held by TIS or owned by Merger Sub, Network Associates or any direct or indirect wholly-owned subsidiary of TIS or of Network Associates immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof;

          (c) all options to purchase TIS Common Stock then outstanding under TIS's Amended and Restated Employee Stock Option Plan (the "Employee Option Plan"),TIS's Amended and Restated 1996 Directors Stock Option Plan (the "Directors' Plan") and Amended and Restated 1996 Stock Option Plan (the "1996 Option Plan" and together with the Employee Option Plan and the Directors' Plan, the "TIS Stock Option Plans") shall be assumed by Network Associates in accordance with the Reorganization Agreement; and

          (d) each share of Common Stock, $0.01 par value per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.01 par value per share, of the surviving corporation.

     Subject to the consummation of the Merger, each purchase right under TIS's Employee Stock Purchase Plan ("ESPP") will be deemed to constitute a purchase right to acquire, on the same terms and conditions as were applicable under the ESPP immediately prior to the Effective Time, a number of shares of Network Associates Common Stock determined as provided in the ESPP, except that the purchase price of such shares of Network Associates Common Stock under each assumed purchase right will be the lower of (i) the quotient determined by dividing eighty-five percent (85%) of the fair market value of the TIS Common Stock on the offering date of each assumed offering by the Exchange Ratio or
(ii) eighty-five percent (85%) of the fair market value of the Network Associates Common Stock on each exercise date of the assumed offering occurring after the Effective Time.

     The Exchange Ratio will be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Network Associates

Common Stock or TIS Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Network Associates Common Stock or TIS Common Stock occurring on or after February 22, 1998 and prior to the Effective Time.

     No fraction of a share of Network Associates Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of TIS Common Stock who would otherwise be entitled to a fraction of a share of Network Associates Common Stock (after aggregating all fractional shares of Network Associates Common Stock that otherwise would be received by such holder) shall receive from Network Associates an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Network Associates Common Stock for the five most recent days that Network Associates Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on Nasdaq.

     Promptly after the Effective Time, Network Associates shall make available to the Exchange Agent for exchange the shares of Network Associates Common Stock issuable pursuant to the Reorganization Agreement in exchange for outstanding shares of TIS Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to the Reorganization Agreement and any dividends or distributions to which holders of shares of TIS Common Stock may be entitled pursuant to the Reorganization Agreement.

     At or promptly after the Effective Time, Network Associates, acting through the Exchange Agent, will deliver to each TIS stockholder of record as of such date a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of TIS Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF TIS COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

STOCK OWNERSHIP FOLLOWING THE MERGER

     Based upon the number of shares of TIS Common Stock outstanding as of February 28, 1997, an aggregate of approximately 4.5 million shares of Network Associates Common Stock will be issued to TIS stockholders in the Merger, and Network Associates will assume TIS options in exchange for options to purchase up to approximately 551,000 additional shares of Network Associates Common Stock. Based upon the number of shares of Network Associates Common Stock issued and outstanding as of February 28, 1997, and after giving effect to the issuance of Network Associates Common Stock as described in the previous sentence, the TIS Common Stock outstanding immediately prior to the Merger would be converted into, and have voting power with respect to, approximately 6.3% of Network Associates' total issued and outstanding shares, the holders of former TIS options would hold options exercisable for 0.1% of Network Associates' total issued and outstanding shares (assuming the exercise of only such former TIS options). The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either Network Associates or TIS changes subsequent to February 28, 1998 and prior to the Effective Time, and there can be no assurance as to the actual capitalization of Network Associates or TIS at the Effective Time or of Network Associates at any time following the Effective Time.

CONDUCT FOLLOWING THE MERGER

     Once the Merger is consummated, Merger Sub will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into TIS with TIS remaining as the surviving corporation.

     Pursuant to the Reorganization Agreement, the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time will become the Certificate of Incorporation of the surviving corporation and the Bylaws of Merger Sub in effect immediately prior to the Effective Time will become the Bylaws of the surviving corporation. The Board of Directors of the surviving corporation will consist of the directors who are serving as directors of Merger Sub immediately prior to the Effective Time. The officers of

Merger Sub immediately prior to the Effective Time will remain as officers of the surviving corporation, until their successors are duly elected or appointed or qualified.

CONDUCT OF TIS'S AND NETWORK ASSOCIATES' BUSINESS PRIOR TO THE MERGER

     Pursuant to the Reorganization Agreement, until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, TIS (and each of its subsidiaries) shall, except to the extent that Network Associates shall otherwise consent in writing, carry on its business, in all material respects, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, TIS will promptly notify Network Associates of any material event involving its business or operations.

     In addition, except as permitted by the terms of the Reorganization Agreement, and except as provided in TIS's disclosure schedule, without the prior written consent of Network Associates, during the period from the date of the Reorganization Agreement and continuing until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, TIS shall not do any of the following and shall not permit its subsidiaries to do any of the following:

          (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on February 22, 1998 and as previously disclosed in writing or made available to Network Associates, or adopt any new severance plan;

          (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the TIS Intellectual Property, or enter into grants to future patent rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

          (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

          (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of TIS or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on February 22, 1998;

          (f) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance delivery and/or sale of (i) shares of TIS Common Stock pursuant to the exercise of stock options therefor outstanding as of February 22, 1998, and (ii) shares of TIS Common Stock issuable to participants in the ESPP consistent with the terms thereof;

          (g) Cause, permit or propose any amendments to its Certificate of Incorporation, Bylaws or other charter documents (or similar governing instruments of any of its subsidiaries);

          (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of TIS or enter into any material joint ventures, strategic partnerships or alliances;

          (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of TIS, except sales of inventory in the ordinary course of business consistent with past practice;

          (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of TIS, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

          (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will,"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

          (l) Make any payments outside of the ordinary course of business in excess of $250,000;

          (m) Except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which TIS or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

          (n) Enter into any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of TIS's products or products licensed by TIS other than in the ordinary course of business consistent with past practice;

          (o) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

          (p) Take any action that would be reasonably likely to interfere with Network Associates' ability to account for the Merger as a pooling of interests whether or not otherwise permitted by the provisions of the Reorganization Agreement;

          (q) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by the Reorganization Agreement; or

          (r) Agree in writing or otherwise to take any of the actions described in (a) through (q) above.

     Pursuant to the Reorganization Agreement, except as permitted by the terms of the Reorganization Agreement, without the prior written consent of TIS, during the period from the date of the Reorganization Agreement and continuing until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, Network Associates shall not do any of the following:

          (a) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

          (b) Take any action that would be reasonably likely to interfere with Network Associates' ability to account for the Merger as a pooling of interests; or

          (c) Acquire or enter into any agreement to acquire a majority of the voting securities or substantially all of the assets of any corporation or other business entity (other than TIS), whether by merger, consolidation, stock tender or otherwise, provided, however, that nothing contained in the Reorganization Agreement prevents Network Associates from doing any of the foregoing until such time as the consideration paid by Network Associates (as determined in good faith by the Network Associates Board as of the time such acquisition is approved by such Board or as of such other time as such Board may determine) to acquire such voting securities or assets (in any individual case or in the aggregate) shall exceed $300,000,000.

REPRESENTATIONS AND WARRANTIES

     The Reorganization Agreement contains representations and warranties by Network Associates, Merger Sub and TIS relating to a number of matters, including: (i) the due organization of Network Associates, TIS and their respective subsidiaries; (ii) the capital structure of Network Associates and TIS; (iii) the authorization, execution, delivery and enforceability of the Reorganization Agreement and related matters; (iv) the filing of documents and financial statements by Network Associates and TIS with the SEC and the accuracy of information contained therein; (v) the absence of certain material adverse changes or events; and (vi) the accuracy of information provided for this Proxy Statement/Prospectus.

     In addition, the Reorganization Agreement contains representations and warranties by TIS relating to a number of additional matters, including: (i) the obligations with respect to capital stock of TIS; (ii) taxes, tax returns and tax deficiencies; (iii) the possession of leasehold interests in real properties necessary for the conduct of business; (iv) intellectual property rights; (v) compliance with laws; (vi) material litigation; (vii) brokers' and finders' fees; (viii) employee benefit plans; (ix) environmental matters including hazardous materials, hazardous materials activities and environmental permits;
(x) agreements, contracts and commitments; (xi) the ability to account for the Merger as a pooling of interests; (xii) change of control payments; (xiii) the non-applicability of Section 203 of the DGCL to the transactions contemplated by the Merger; and (xiv) customs and tariffs.

     The Reorganization Agreement also contains representations and warranties by Network Associates relating to the valid issuance of Network Associates Common Stock pursuant to the Reorganization Agreement.

NO SOLICITATION

     Pursuant to the Reorganization Agreement, until the earlier of the Effective Time or termination of the Reorganization Agreement pursuant to its terms, TIS and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal (as hereinafter defined) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal. The Reorganization Agreement provides that TIS and its subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any parties conducted theretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any action taken by any officer, director or employee of TIS or any of its subsidiaries or any investment banker, attorney or other advisor or representative of TIS or any of its subsidiaries that if taken by TIS would constitute a breach by TIS of the immediately preceding two sentences shall be deemed to be a breach of the Reorganization Agreement by TIS. An "Acquisition Proposal" means any inquiry, proposal or offer from any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) relating to any direct or indirect acquisition or purchase of a substantial amount of assets of TIS or any of its subsidiaries (other than the purchase of TIS's products in the ordinary course of business) or more than a 20% interest in the total voting securities of TIS or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 20% or more of the total voting securities of TIS or any of its subsidiaries or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving TIS or any of its subsidiaries, other than the transactions contemplated by the Reorganization Agreement.

     Pursuant to the Reorganization Agreement, neither the TIS Board nor any committee thereof may (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Network Associates or Merger Sub, the approval or recommendation by such Board of Directors or any such committee of the Reorganization Agreement or the Merger or (ii) cause TIS to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to any Acquisition Proposal. In addition, subject to the other provisions of the Reorganization Agreement, from and after the date of the Reorganization Agreement until the earlier of the Effective Time and termination of the Reorganization Agreement pursuant to its terms, TIS and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal.

     In addition, pursuant to the Reorganization Agreement, TIS is required to advise Network Associates as promptly as practicable, orally and in writing, of any request for non-public information which TIS reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the person making any such request, Acquisition Proposal or inquiry. TIS must also keep Network Associates informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

     Nothing contained in the Reorganization Agreement shall prohibit TIS from
(i) taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to TIS's stockholders if, in the good faith judgment of the majority of the members of the Board of Directors of TIS, after consultation with independent legal counsel, failure to so disclose would be inconsistent with applicable laws; provided that none of TIS nor its Board of Directors nor any committee thereof shall withdraw or modify, or publicly propose to withdraw or modify, its position with respect to the Reorganization Agreement or the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal.

TERMINATION FEE

     TIS has agreed to pay to Network Associates the sum of $9,000,000 (the "Termination Fee") if:

          (i) the Merger Agreement is terminated because the required approval of the stockholders of TIS is not obtained by reason of the failure to obtain the required vote at a meeting of TIS stockholders duly convened therefor or at any adjournment thereof (unless the failure to obtain the required stockholder approval is primarily the result of a material adverse effect (as defined) on Network Associates); or

          (ii) the Merger Agreement is terminated by Network Associates if (a) the TIS Board or any committee thereof withdraws or modifies in a manner adverse to Network Associates its approval or recommendation of the Merger or the Reorganization Agreement, (b) TIS fails to include in the Proxy Statement/Prospectus the recommendation of the TIS Board in favor of approval of the Merger and the Reorganization Agreement, (c) the TIS Board fails to reconfirm such recommendation within five business days after a written request to do so, (d) the TIS Board or any committee thereof recommends any Acquisition Proposal, (e) the TIS Board or any committee thereof resolves to do any of the foregoing or (f) TIS or any of its officers or directors participates in any discussions or negotiations in breach of their obligations described under "-- No Solicitation".

     Payment of the fees described above will not be in lieu of damages incurred in the event of material and willful breach of the Reorganization Agreement.

STOCK OPTIONS AND EMPLOYEE BENEFITS

     At the Effective Time, each outstanding option to purchase shares of TIS Common Stock (each a "TIS Stock Option") under the TIS Stock Option Plans, whether or not exercisable, will be assumed by Network Associates. Each TIS Stock Option so assumed by Network Associates under the Reorganization Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable TIS Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (i) each TIS Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Network Associates Common Stock equal to the product of the number of shares of TIS Common Stock that were issuable upon exercise of such TIS Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Network Associates Common Stock, and (ii) the per share exercise price for the shares of Network Associates Common Stock issuable upon exercise of such assumed TIS Stock Option will be equal to the quotient determined by dividing the exercise price per share of TIS Common Stock at which such TIS Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

     It is intended that TIS Stock Options assumed by Network Associates shall qualify following the Effective Time as incentive stock options as defined in
Section 422 of the Code to the extent TIS Stock Options qualified as incentive stock options immediately prior to the Effective Time.

     Subject to the consummation of the Merger, each purchase right under TIS's ESPP will be deemed to constitute a purchase right to acquire, on the same terms and conditions as were applicable under the ESPP immediately prior to the Effective Time, a number of shares of Network Associates Common Stock determined as provided in the ESPP, except that the purchase price of such shares of Network Associates Common Stock under each assumed purchase right will be the lower of (i) the quotient determined by dividing eighty-five percent (85%) of the fair market value of the TIS Common Stock on the offering date of each assumed offering by the Exchange Ratio or (ii) eighty-five percent (85%) of the fair market value of the Network Associates Common Stock on each exercise date of the assumed offering occurring after the Effective Time.

     Network Associates will file a registration statement on Form S-8 registering the shares of Network Associates Common Stock issuable with respect to assumed TIS Stock Options within five days after the Effective Time and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement thereafter for as long as any of such options or other rights remain outstanding.

INTERESTS OF CERTAIN PERSONS

  TIS OUTSIDE DIRECTOR OPTIONS

     The number of shares exercisable pursuant to options issued under the TIS Directors' Plan is subject, pursuant to the terms of such plan and option agreements issued pursuant thereto, to acceleration of one-half of all unvested options as a result of the Merger. Assuming the Merger is consummated on or before May 1, 1998 and based on options outstanding as of the TIS Record Date, the two outside directors of TIS would each be entitled to exercise options in respect of an additional 1,847 shares of TIS Common Stock as a result of the Merger.

  CHANGE OF CONTROL AGREEMENTS

     TIS has separation agreements with the following TIS officers: Gina L. Dubbe, Hamayoon Tajalli, Harvey Weiss, Ronald Kaiser, Alan Burk and Martha Branstad. These agreements provide that if the employee is terminated under certain circumstances, or if the employee resigns following the occurrence of certain circumstances or a reduction in compensation by 15% or more, such employee will be entitled to continuation of the employee's regular base salary, without bonus but with health, dental and/or life insurance benefits, and options vesting benefits for a period of 12 months. There can be no assurances that after the Merger TIS will be able to retain the services of such TIS officers.

  INDEMNIFICATION

     From and after the Effective Time, Network Associates will fulfill and honor and will cause the surviving corporation to fulfill and honor in all respects the obligations of TIS pursuant to any indemnification agreements between TIS and its directors and officers as of the Effective Time (the "Indemnified Parties") and any indemnification provisions under TIS's Certificate of Incorporation (the "TIS Certificate") or Bylaws as in effect on February 22, 1998. The Certificate of Incorporation and Bylaws of the surviving corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the TIS Certificate and Bylaws of TIS as in effect on the date of the Reorganization Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of TIS, unless such modification is required by law.

     For a period of six years after the Effective Time, Network Associates will cause the surviving corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by TIS's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of TIS; provided, however, that in no event will Network Associates or the surviving corporation be required to expend annual premiums in excess of $200,000 for such coverage (or such coverage as is available for an annual premium of $200,000).

  STOCK OWNERSHIP

     The executive officers and directors of TIS own in the aggregate 4,427,479 shares of TIS Common Stock as of the TIS Record Date and options exercisable within 60 days of the TIS Record Date to purchase 328,921 shares of TIS Common Stock, representing approximately 32% of the votes entitled to be cast by holders of TIS Common Stock issued and outstanding as of the TIS Record Date, and 33.5% of such votes assuming exercise of all vested options held by all such persons.

STOCK OPTION AGREEMENT

     As an inducement to Network Associates to enter into the Merger Agreement, TIS entered into the Stock Option Agreement. A copy of the Stock Option Agreement is attached as Annex C to this Proxy Statement/Prospectus. Pursuant to the Stock Option Agreement, TIS granted to Network Associates an irrevocable option (the "Option") to acquire up to a number of shares of TIS Common Stock equal to 19.9% of the issued and outstanding shares as of the first date, if any, upon which an Exercise Event (as defined below) will occur (the "Option Shares"), in the manner set forth below (i) by paying cash at a price of $20.00 per share (the "Exercise Price") and/or, at Network Associates' election, (ii) by exchanging therefor Network Associates Common Stock at a rate for each Option Share, of a number of shares of Network Associates Common Stock equal to the Exercise Price divided by the average closing sale prices during the previous 30 trading days of Network Associates Common Stock on the Nasdaq National Market immediately preceding the date of the closing of the particular Option exercise.

     The Option may be exercised following the occurrence of an Exercise Event. An "Exercise Event" occurs immediately prior to the consummation of a Target Acquisition. A "Target Acquisition" is any of the following transactions or series of related transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving TIS pursuant to which the stockholders of TIS immediately preceding such transaction or series of related transactions hold less than 60% of the equity interests in the surviving or resulting entity of such transaction or transactions (without respect to any overlap in the companies' stockholder bases) (other than the transactions contemplated by the Stock Option Agreement);
(ii) a sale or other disposition by TIS of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 40% of the fair market value of TIS's business immediately prior to such sale; or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by TIS), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of 40% or more of the then outstanding shares of capital stock of TIS. Consummation by Network Associates of the Merger or any other acquisition with TIS will not constitute a Target Acquisition. The economic benefit derived by Network Associates under the Stock Option Agreement shall not exceed $12,000,000, less any Termination Fee paid to Network Associates under the Reorganization Agreement, and Network Associates shall promptly account to TIS for any such excess. In addition, in lieu of delivery and receipt of the TIS Shares issuable in connection with an Exercise Event, either Network Associates or TIS may elect to have the economic benefit, if any, payable to Network Associates pursuant to the immediately preceding sentence be paid in cash promptly to Network Associates.

     The Option shall terminate upon the earlier to occur of the following: (i) the Effective Time; (ii) 12 months following the termination of the Reorganization Agreement if a third person or group shall have made and not withdrawn a proposal or entered into an agreement with TIS with respect to a Target Acquisition on or prior to the date of such terminations, and if, as is more fully described in, and subject to the limitations contained in, the Stock Option Agreement, such termination is effected or a result of (a) the Merger having not been consummated by July 31, 1998 by TIS; (b) the occurrence of circumstances under which Network Associates is entitled to receive the Termination Fee (including failure to receive the required TIS stockholder approval of the Merger); and (c) certain uncured material breaches by TIS of its representations, warranties or covenants under the Reorganization Agreement; and
(iii) six months after the date on which the Reorganization Agreement is terminated by a party as described in paragraph (ii)(b) or (ii)(c) above, if at the time of such termination there shall be no outstanding third person or group offer or agreement with TIS with respect to any Target Acquisition (provided that, if during the pendency of such six-month period any such proposal is made or agreement is entered into, the Option shall not terminate until six months after the date such offer or agreement is made or entered into).

     In any case, if the Option is exercisable but cannot be exercised by reason of any applicable government order or because the waiting period related to the issuance of the Option Shares under the HSR Act shall not have expired or been terminated, then the Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding any of the foregoing, the Option may not be exercised if (i) Network Associates shall have breached in any material respect any of its covenants or agreements contained in the Reorganization Agreement or (ii) the representations and warranties of Network Associates contained in the Reorganization Agreement shall not have been true and correct in all material respects on and as of the date when made.

     If Network Associates shall have exercised the Option, Network Associates may thereafter deliver to TIS a written notice (a "Put Notice"), at any time during which Network Associates may exercise the Option, specifying that it wishes to sell (as specified in such Put Notice) all or a portion of the Option Shares acquired as a result of such exercise at the price, and in the form, described below. At any closing in respect of a Put Notice, (i) Network Associates shall surrender to TIS the certificates evidencing the Option Shares to be purchased by TIS at such Put closing and (ii) TIS shall deliver to Network Associates a proportionate amount of the aggregate consideration paid by Network Associates in connection with any exercise of the Option, together with interest on such amounts at a per annum rate of 10%. In addition, the consideration to be paid by TIS to Network Associates at any Put closing shall be in the form that is proportionate to the form previously paid by Network Associates to TIS. By way of example only, if (x) one third of the aggregate Option Shares shall have been acquired for cash and two-thirds shall have been acquired for Network Associates Common Shares, then (y) the consideration to be paid by TIS to Network Associates at such Put closing shall consist of one-third cash and two-thirds Network Associates Common Shares.

AFFILIATE AGREEMENTS

     Each of the members of the TIS Board and certain officers of TIS has entered into an agreement restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of TIS Common Stock held by them prior to the Merger and the Network Associates Common Shares to be

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

received by them in the Merger so as to comply with the requirements of applicable federal securities laws and to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes. Pursuant to such agreements, such directors, officers and stockholders have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on Network Associates Common Shares to be received by them in the Merger.

VOTING AGREEMENTS

     Mr. Walker and Dr. Branstad, both TIS directors and the two largest stockholders of TIS, have each entered into a Voting Agreement with Network Associates obligating them, among other things, to vote their shares of TIS Common Stock in favor of the Merger. Mr. Walker and Dr. Branstad held in the aggregate approximately 31% of the outstanding TIS Common Stock as of the TIS Record Date. Consequently, Stockholder Approval will be obtained if holders of additional shares of TIS Common Stock representing approximately 19% of the outstanding shares of TIS Common Stock vote in favor of the approval and adoption of the Reorganization Agreement and approval of the Merger. Pursuant to these Voting Agreements, which are irrevocable, such persons have agreed to vote all shares of TIS Common Stock of which they have beneficial ownership or acquire beneficial ownership prior to the termination of the Voting Agreements
(i) in favor of approval and adoption of the Reorganization Agreement and approval of the Merger and (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger or certain actions which may impede, delay, discourage or adversely affect the Merger and the transactions contemplated thereby. In addition, such persons have granted irrevocable proxies to the Network Associates Board to vote such persons' TIS Common Stock as indicated in the previous sentence.

NONCOMPETITION AGREEMENT

     Stephen T. Walker, TIS's President and Chief Executive Officer, as a condition to the Merger entered into a Noncompetition Agreement with Network Associates providing that, for the period of the longer of (i) twenty-four (24) months from the Effective Time and (ii) twelve (12) months after the termination of any employment arrangement with Network Associates or any subsidiary after the Closing Date (the "Restricted Period"), subject to limited exceptions, he will not directly or indirectly own, manage, control, participate in, consult with, render services for, allow his name to be used in connection with or in any manner engage in any business directly competing with the businesses of TIS or any of its subsidiaries as such businesses exist or are in process of development on the Closing Date or otherwise engage in any network security, firewall, encryption and network security policy management business, in each case in certain geographic areas. In addition, Mr. Walker also agreed that during the Restricted Period, he will not (i) induce or attempt to induce any employee of Network Associates or any subsidiary (including Merger Sub and TIS) to leave the employ of Network Associates or any subsidiary, or in any way interfere with the relationship between Network Associates or any subsidiary and any employee thereof, (ii) hire directly or through another entity any person who was an employee of Network Associates or any subsidiary at any time during the six months preceding such hiring, or (iii) induce or attempt to induce any customer, supplier, licensee or other business relation of Network Associates or any subsidiary to cease doing business with Network Associates or such subsidiary, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and Network Associates or any subsidiary, in each case in certain geographic areas.

CONDITIONS TO THE MERGER

     The respective obligations of each party to the Reorganization Agreement to effect the Merger are subject to the satisfaction at or prior to the Closing Date of the following conditions: (i) TIS stockholder approval and adoption of the Reorganization Agreement and approval of the Merger shall have been obtained; (ii) the SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened in writing by the SEC; (iii) no governmental entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger, and all waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early, and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained; (iv) Network Associates and TIS shall each have received written opinions from their respective tax counsel (WSGR and Piper & Marbury, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if counsel to either Network Associates or TIS does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party, and Network Associates and TIS agree to make and use their commercially reasonable efforts to cause their stockholders to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions; and (v) the shares of Network Associates Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq.

     In addition, the obligation of TIS to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
TIS: (i) the representations and warranties of Network Associates and Merger Sub contained in the Reorganization Agreement shall have been true and correct in all material respects as of the date of the Reorganization Agreement and shall be true and correct in all material respects on and as of the Closing Date except for changes contemplated by the Reorganization Agreement and except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such particular date), with the same force and effect as if made on and as of the Closing Date, except in certain cases where the failure to be so true and correct would not have or be reasonably likely to have a Material Adverse Effect (as defined in the Reorganization Agreement) on Network Associates (TIS shall have received a certificate with respect to the foregoing signed on behalf of Network Associates by an authorized officer of Network Associates); (ii) Network Associates and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by them on or prior to the Closing Date, and TIS shall have received a certificate to such effect signed on behalf of Network Associates by an authorized officer of Network Associates; and (iii) no Material Adverse Effect with respect to Network Associates shall have occurred since the date of the Reorganization Agreement or be reasonably likely to occur.

     Further, the obligations of Network Associates and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Network Associates: (i) the representations and warranties of TIS contained in the Reorganization Agreement shall have been true and correct in all material respects as of the date of the Reorganization Agreement and shall be true and correct in all material respects on and as of the Closing Date except for changes contemplated by the Reorganization Agreement and except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such particular date), with the same force and effect as if made on and as of the Closing Date, except in certain cases where the failure to be so true and correct would not have or be reasonably likely to have a Material Adverse Effect on TIS (Network Associates shall have received a certificate with respect to the foregoing signed on behalf of TIS by an authorized officer of TIS); (ii) TIS shall have performed or complied in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by it at or prior to the Closing Date, and Network Associates shall have received a certificate to such effect signed on behalf of TIS by the Chief Executive Officer and the Chief Financial Officer of TIS; (iii) no Material Adverse Effect with respect to TIS shall have occurred since the date of the Reorganization Agreement or be reasonably likely to occur; (iv) Stephen
T. Walker shall have entered into the Noncompetition Agreement; (v) each of the TIS Affiliates shall have entered into the TIS Affiliate Agreement and each of such agreements will be in full force and effect as of the Effective Time; (vi) Network Associates shall have received letters from each of Coopers & Lybrand L.L.P. and Ernst & Young LLP dated within two business days prior to the Effective Time regarding each firm's respective concurrence with Network Associates' management's and TIS's management's conclusions as to the

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

appropriateness of pooling of interest accounting for the Merger under APB No. 16, if the Merger is consummated in accordance with the Reorganization Agreement; and (vii) TIS shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the contracts, licenses or leases set forth in TIS's disclosure schedule.

TERMINATION OF THE REORGANIZATION AGREEMENT

     The Reorganization Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the stockholders of TIS or Network Associates: (i) by mutual written consent duly authorized by the Boards of Directors of Network Associates and TIS; (ii) by either TIS or Network Associates if the Merger shall not have been consummated by July 31, 1998 for any reason; provided, however, that this right to terminate the Reorganization Agreement shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of the Reorganization Agreement; (iii) by either TIS or Network Associates if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable; (iv) by either TIS or Network Associates if the required approvals of the stockholders of TIS contemplated by the Reorganization Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of TIS stockholders duly convened therefor or at any adjournment thereof (provided that this right to terminate the Reorganization Agreement shall not be available to TIS where the failure to obtain TIS stockholder approval shall have been caused by the action or failure to act of TIS and such action or failure to act constitutes a breach by TIS of the Reorganization Agreement); (v) by Network Associates if (a) the Board of Directors of TIS or any committee thereof shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger or the Reorganization Agreement, (b) TIS shall have failed to include in the Proxy Statement/Prospectus the recommendation of the Board of Directors of TIS in favor of approval of the Merger and the Reorganization Agreement, (c) the Board of Directors of TIS shall have failed to reconfirm such recommendation within five business days after a written request to do so, (d) the Board of Directors of TIS or any committee thereof shall have recommended any Acquisition Proposal, (e) the Board of Directors of TIS or any committee thereof shall have resolved to do any of the foregoing or (f) TIS or any of its officers or directors shall participate in any discussions or negotiations in breach of the non-solicitation covenants of TIS; (vi) by TIS, upon a breach of any representation, warranty, covenant or agreement on the part of Network Associates set forth in the Reorganization Agreement, or if any representation or warranty of Network Associates shall have become untrue, in either case such that the conditions set forth in the Reorganization Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Network Associates' representations and warranties or breach by Network Associates is curable by Network Associates through the exercise of its commercially reasonable efforts, then TIS may not terminate the Reorganization Agreement pursuant to this provision for thirty days after delivery of written notice from TIS to Network Associates of such breach, provided Network Associates continues to exercise commercially reasonable efforts to cure such breach (it being understood that TIS may not so terminate the Reorganization Agreement if it shall have materially breached the Reorganization Agreement or if such breach by Network Associates is cured during such thirty day period); or
(vii) by Network Associates, upon a breach of any representation, warranty, covenant or agreement on the part of TIS set forth in the Reorganization Agreement, or if any representation or warranty of TIS shall have become untrue, in either case such that the conditions set forth in the Reorganization Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that Network Associates may not terminate the Reorganization Agreement pursuant to this provision if such inaccuracy in TIS's representations and warranties or breach by TIS is curable by TIS through the exercise of its commercially reasonable efforts for thirty days after delivery of written notice from Network Associates to TIS of such breach, provided TIS continues to exercise commercially reasonable efforts to cure such breach (it being understood that Network Associates may not so terminate the Reorganization Agreement if it shall have materially breached the Reorganization Agreement or if such breach by TIS is cured during such thirty day period).

                          COMPARISON OF CAPITAL STOCK

DESCRIPTION OF NETWORK ASSOCIATES CAPITAL STOCK

     The authorized capital stock of Network Associates consists of 300,000,000 shares of Common Stock, $0.01 par value per share, and 5,000,000 shares of Preferred Stock, $0.01 par value per share.

  NETWORK ASSOCIATES COMMON STOCK

     As of February 28, 1998, there were approximately 71.8 million shares of Network Associates Common Stock outstanding. Network Associates Common Stock is listed on Nasdaq under the symbol NETA. As of February 28, 1998, the outstanding Network Associates Common Stock was held of record by approximately 948 stockholders. The holders of Network Associates Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The stockholders do not have a right to take action by written consent nor may they cumulate votes in connection with the election of directors. The holders of Network Associates Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Network Associates Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Network Associates, the holders of Network Associates Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of holders of Preferred Stock that may be then outstanding. The Network Associates Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Network Associates Common Stock. All outstanding shares of Network Associates Common Stock are fully paid and non-assessable, and the shares of Network Associates Common Stock to be outstanding upon completion of the Merger will be fully paid and non-assessable.

  NETWORK ASSOCIATES PREFERRED STOCK

     Network Associates has 5,000,000 shares of Preferred Stock authorized, of which one share has been designated Series A Preferred Stock and as of February 1, 1998, one share of Series A Preferred Stock is outstanding. The share of Series A Preferred Stock was issued in connection with Network Associates' acquisition of FSA Corporation in September 1996. The share of Series A Preferred Stock has no preferential rights other than the right to cast a number of votes equal to the number of shares of Network Associates Common Stock issuable in exchange for certain exchangeable non-voting shares of FSA Corporation. As of February 1, 1998, such exchangeable shares of FSA Corporation were exchangeable for 325,062 shares of Network Associates Common Stock.

     The Network Associates Board has the authority to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Network Associates Board, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Network Associates Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Network Associates.

  TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar of the Network Associates Common Stock is Boston EquiServe and its telephone number is (617) 575-2000.

DESCRIPTION OF TIS CAPITAL STOCK

     The authorized capital stock of TIS consists of 40,000,000 shares of Common Stock, $0.01 par value per share, and 5,000,000 shares of Preferred Stock, $0.01 par value per share.

  TIS COMMON STOCK

     As of the TIS Record Date, there were 13,882,789 shares of TIS Common Stock outstanding held of record by approximately 253 stockholders. TIS Common Stock is listed on Nasdaq under the symbol TISX. Holders of TIS Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Pursuant to the TIS Certificate of Incorporation, the stockholders do not have a right to take action by written consent unless such written consent is unanimous nor may they cumulate votes in connection with the election of Directors. The holders of TIS Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of TIS, the holders of TIS Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of holders of Preferred Stock that may be then outstanding. The TIS Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the TIS Common Stock. All outstanding shares of TIS Common Stock are fully paid and non-assessable, and the shares of Network Associates Common Stock which are received in exchange for the TIS Common Stock to be outstanding upon completion of the Merger will be fully paid and non-assessable.

  TIS PREFERRED STOCK

     TIS has 5,000,000 shares of Preferred Stock authorized, of which 1,000,000 shares are designated Series A Preferred Stock and, as of the TIS Record Date, no shares of Preferred Stock are outstanding. The Board of Directors has the authority to issue the undesignated shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the TIS Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of TIS Common Stock and the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of TIS.

  TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar of the TIS Common Stock is American Stock Transfer and Trust Company and its telephone number is (212) 936-5100.

COMPARISON OF RIGHTS OF TIS AND NETWORK ASSOCIATES STOCKHOLDERS

     After consummation of the Merger, the holders of TIS Common Stock who receive Network Associates Common Stock under the terms of the Reorganization Agreement will become stockholders of Network Associates. As stockholders of TIS, their rights are presently governed by Delaware law, by the TIS Restated Certificate of Incorporation, as amended (the "TIS Certificate"), and by the TIS Amended and Restated By-laws (the "TIS By-laws"). As stockholders of Network Associates, their rights will be governed by Delaware law, by Network Associates' Second Restated Certificate of Incorporation, as amended (the "Network Associates Certificate"), and by Network Associates' By-laws, as amended (the "Network Associates By-laws"). The following discussion summarizes the material differences between the rights of holders of TIS Common Stock and holders of Network Associates Common Stock and differences between the charters and by-laws of TIS and Network Associates. This summary does not purport to be complete and is qualified in its entirety by reference to the TIS Certificate and TIS By-laws, the Network Associates Certificate and the Network Associates By-laws, and the relevant provisions of Delaware law.

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

  SPECIAL MEETING OF THE STOCKHOLDERS

     The TIS By-laws provide that special meetings of the stockholders may be called by the President, the Board of Directors or by the holders of a majority of the outstanding shares of Common Stock. The Network Associates Certificate provides that special meetings of the stockholders may be called by resolution of the Board of Directors or by the holders of shares entitled to cast not less than 10% of the votes at the meeting. Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the by-laws.

  ACTION BY CONSENT OF STOCKHOLDERS

     Under Delaware law, unless the certificate of incorporation provides otherwise, any action to be taken by stockholders may be taken without a meeting, without prior notice, and without a vote, if the stockholders having the number of votes that would be necessary to take such action at a meeting at which all stockholders were present and voted consent to the action in writing. The TIS By-laws provide for actions by written consent of the stockholders if such written consent is signed by all of the outstanding stockholders. The Network Associates Certificate does not allow for actions by written consent of the stockholders.

  CUMULATIVE VOTING

     Neither the Network Associates Certificate nor the TIS Certificate provides for cumulative voting by stockholders in elections of directors.

  CLASSIFICATION OF THE BOARD OF DIRECTORS

     The TIS By-laws provide that the number of directors shall be fixed from time to time by resolution of the TIS Board or by resolution of the stockholders of TIS, but in no event shall be less than three. The TIS By-laws provide for division of its Board of Directors into three classes, as nearly equal in size as possible, with staggered terms. The Network Associates Certificate and Network Associates By-laws provide that the number of directors shall be initially six and, thereafter, shall be fixed from time to time by the Network Associates Board. The Network Associates Certificate also provides for three classes of directors, as nearly equal in size as possible, with staggered terms. The TIS Board and Network Associates Board are currently fixed at five members and six members, respectively. Mr. John Bolger (a Class I Network Associates director with his term expiring in 1999) will be leaving the Network Associates Board effective April 30, 1998, at which time the size of the Network Associates Board will be reduced to five members.

  REMOVAL OF DIRECTORS

     The Network Associates By-laws and the TIS By-laws each provide that any director or the entire Board of Directors may be removed, with or without cause, by the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Under Delaware law, the stockholders of a corporation that has a classified board of directors, such as Network Associates and Trusted Information Systems, may only remove directors for cause.

  EXCULPATION OF DIRECTORS

     Each of Network Associates and TIS has included in its Certificate of Incorporation and By-laws a provision which eliminates the personal liability of its directors from monetary damages resulting from a breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law.

  INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

     The Network Associates By-laws and the TIS By-laws require indemnification of their directors, officers, employees and agents to the maximum extent and in the manner permitted by the Delaware General Corporation Law.

  AMENDMENT, REPEAL OF BY-LAWS

     The TIS By-laws provide that the TIS By-laws can be amended or repealed either by the affirmative vote of a majority of the Board present at a meeting or by the affirmative vote of the holders of a majority of the shares of capital stock outstanding. The Network Associates Certificate provides that the Network Associates By-laws can be amended or repealed either by the affirmative vote of a majority of the Board present at a meeting or by the affirmative vote of the holders of at least sixty-six and two-thirds (66 2/3%) of the capital stock outstanding.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the Merger, using the pooling of interests method of accounting.

     The unaudited pro forma combined condensed financial statements reflect certain assumptions deemed probable by management regarding the Merger (for example, that share information used in the unaudited pro forma information approximates actual share information at the Effective Date). No adjustments to the unaudited pro forma combined condensed financial information have been made to account for different possible results in connection with the foregoing, as management believes that the impact on such information of the varying outcomes, individually or in the aggregate, would not be materially different.

     The unaudited pro forma combined balance sheet as of December 31, 1997 gives effect to the Merger as if it had occurred on December 31, 1997, and combines the audited consolidated balance sheet of Network Associates as of December 31, 1997 and the audited consolidated balance sheet of TIS as of December 26, 1997. The unaudited pro forma combined statements of operations for all periods presented give effect to the Merger as if it had occurred on January 1, 1995.

     Network Associates and TIS estimate they will incur direct transaction costs of approximately $10 million associated with the Merger, consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. These nonrecurring transaction costs will be charged to operations upon consummation of the Merger. It is expected that following the Merger, Network Associates will incur an additional charge to operations, which is not currently reasonably estimable, to reflect costs associated with integrating the two companies. This charge has not been reflected in the pro forma condensed balance sheet or pro forma condensed statements of operations. There can be no assurance that Network Associates will not incur additional charges to reflect costs associated with the Merger or that management will be successful in its efforts to integrate the operations of the two companies.

     Such unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the Merger occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma combined condensed financial statements are based upon the respective historical consolidated financial statements and notes thereto of Network Associates and TIS, incorporated by reference or included elsewhere in this Proxy Statement/Prospectus, and do not incorporate, nor do they assume, any benefits from cost savings or synergies of operations resulting from the Merger.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                     ASSETS

                                                         NETWORK                PRO FORMA    PRO FORMA
                                                        ASSOCIATES     TIS     ADJUSTMENTS   COMBINED
                                                        ----------   -------   -----------   ---------
Current assets:
  Cash and short term investments.....................   $123,494    $ 1,290    $     --     $124,784
  Marketable securities...............................    123,882     27,160          --      151,042
  Accounts receivable, net............................    125,284     11,366          --      136,650
     Prepaid, other current assets and deferred
       taxes..........................................     57,612      5,126          --       62,738
                                                         --------    -------    --------     --------
          Total current assets........................    430,272     44,942          --      475,214
Marketable securities.................................    109,184         --          --      109,184
Fixed assets, net.....................................     28,570      8,161          --       36,731
Intangibles, deferred taxes and other assets..........     33,905        665          --       34,570
                                                         --------    -------    --------     --------
          Total assets................................   $601,931    $53,768    $     --     $655,699
                                                         ========    =======    ========     ========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................   $ 18,439    $   568    $     --     $ 19,007
  Accrued merger costs................................         --         --      10,000       10,000
  Accrued liabilities.................................    141,083      6,515      (3,600)     143,998
  Deferred revenue....................................     69,464      3,447          --       72,911
  Notes payable current...............................         --        152          --          152
                                                         --------    -------    --------     --------
          Total current liabilities...................    228,986     10,682       6,400      246,068
Notes payable and other long-term liabilities.........         --      2,353          --        2,353
Deferred revenue less current portion and deferred
  taxes...............................................     13,186         --          --       13,186
                                                         --------    -------    --------     --------
          Total liabilities...........................    242,172     13,035       6,400      261,607
Common stock and additional paid in capital...........    191,746     51,290          --      243,036
Other.................................................        (54)      (694)         --         (748)
Retained earnings.....................................    168,067     (9,863)     (6,400)     151,804
Deferred stock compensation...........................         --       (668)         --         (668)
                                                         --------    -------    --------     --------
          Total stockholders' equity..................    359,759     40,733      (6,400)     394,092
                                                         --------    -------    --------     --------
          Total liabilities & stockholders' equity....   $601,931    $53,768    $     --     $655,699
                                                         ========    =======    ========     ========

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1995        1996        1997
                                                             --------    --------    --------
Net revenue................................................  $297,000    $449,169    $654,416
Operating costs and expenses:
  Cost of net revenue......................................    59,587      89,216     121,251
  Research and development.................................    37,916      56,554      93,554
  Marketing and sales......................................    92,821     132,215     194,666
  General and administrative...............................    23,336      36,211      58,053
  Amortization of intangibles..............................     1,356       3,169         858
  Acquired in-process research and development and other
     non-recurring charges.................................    19,936      30,669     179,335
                                                             --------    --------    --------
          Total operating costs and expenses...............   234,952     348,034     647,717
                                                             --------    --------    --------
Income from operations.....................................    62,048     101,135       6,699
Other income...............................................     8,691       9,651      18,055
                                                             --------    --------    --------
Net income before tax......................................    70,739     110,786      24,754
Provision for income taxes.................................    27,054      49,887      61,674
                                                             --------    --------    --------
Net income (loss)..........................................  $ 43,685    $ 60,899    $(36,920)
                                                             ========    ========    ========
Net income (loss) per share -- diluted.....................  $   0.61    $   0.81    $  (0.50)
                                                             ========    ========    ========
Shares used in per share calculation -- diluted............    71,283      75,435      73,119
                                                             ========    ========    ========

                            NETWORK ASSOCIATES, INC.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(1) PRO FORMA BASIS OF PRESENTATION

     The unaudited pro forma combined financial statements for the years ended December 31, 1995, 1996 and 1997 reflect the combination of the financial statements of Network Associates for the years ended December 31, 1995, 1996 and 1997 and the financial statements of TIS for the years ended December 29, 1995, December 27, 1996 and December 26, 1997.

     These unaudited pro forma combined financial statements reflect the issuance of 4,455,062 shares of Network Associates Common Stock in exchange for an aggregate of 13,792,762 shares of TIS Common Stock (outstanding as of December 31, 1997) in connection with the Merger, based on the Exchange Ratio of
0.323 set forth in the following table:

TIS Common Stock outstanding as of December 31, 1997........  13,792,762
Exchange Ratio..............................................   0.323:1.0
Number of shares of Network Associates Common Stock
  exchanged.................................................   4,455,062
Number of shares of Network Associates Common Stock
  Outstanding at December 31, 1997..........................  69,920,883
                                                              ----------
Number of shares of Network Associates Common Stock
  outstanding after the completion of the Merger............  74,375,945
                                                              ==========

     The actual number of shares of Network Associates Common Stock to be issued will be determined at the Effective Time based on the number of shares of TIS Common Stock outstanding at that date.

(2) PRO FORMA COMBINED BALANCE SHEET

     (a) Network Associates and TIS estimate they will incur direct transaction costs of approximately $10 million associated with the Merger, consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. These nonrecurring transaction costs will be charged to operations upon consummation of the Merger. These changes have been reflected in the unaudited pro forma combined balance sheet but have not been included in the unaudited pro forma combined statements of income.

     (b) It is expected that following the Merger, Network Associates will incur an additional significant charge to operations, which is not currently reasonably estimable, to reflect costs associated with integrating the two companies. This charge has not been reflected in the pro forma condensed balance sheet or condensed statements of income. There can be no assurance that Network Associates will not incur additional charges to reflect costs associated with the Merger or that management will be successful in its efforts to integrate the operations of the two companies.

                            NETWORK ASSOCIATES, INC.

(3) PRO FORMA COMBINED STATEMENTS OF OPERATIONS

     The following are the historical results of operations of Network Associates and TIS and their pro forma combined amounts to reflect the Merger as if it were effected for all periods presented below:

                                                 YEAR ENDED DECEMBER 31,
                                             --------------------------------
                                               1995        1996        1997
                                             --------    --------    --------
Total revenues:
  Network Associates.......................  $278,910    $421,794    $612,193
  TIS......................................    18,090      27,375      42,223
                                             --------    --------    --------
                                             $297,000    $449,169    $654,416
                                             ========    ========    ========
Cost of revenues:
  Network Associates.......................  $ 48,722    $ 76,913    $108,216
  TIS......................................    10,865      12,303      13,035
                                             --------    --------    --------
                                             $ 59,587    $ 89,216    $121,251
                                             ========    ========    ========
Research and development:
  Network Associates.......................  $ 36,771    $ 52,244    $ 85,021
  TIS......................................     1,145       4,310       8,533
                                             --------    --------    --------
                                             $ 37,916    $ 56,554    $ 93,554
                                             ========    ========    ========
Sales and marketing:
  Network Associates.......................  $ 92,295    $122,638    $181,017
  TIS......................................       526       9,577      13,649
                                             --------    --------    --------
                                             $ 92,821    $132,215    $194,666
                                             ========    ========    ========
General and administrative:
  Network Associates.......................  $ 20,134    $ 30,315    $ 43,060
  TIS......................................     3,202       5,896      14,993
                                             --------    --------    --------
                                             $ 23,336    $ 36,211    $ 58,053
                                             ========    ========    ========
Amortization of intangibles:
  Network Associates.......................  $  1,356    $  3,169    $    858
  TIS......................................        --          --          --
                                             --------    --------    --------
                                             $  1,356    $  3,169    $    858
                                             ========    ========    ========
Acquired in-process research and
  development and other non-recurring
  charges:
  Network Associates.......................  $ 19,936    $ 30,669    $175,800
  TIS......................................        --          --       3,535
                                             --------    --------    --------
                                             $ 19,936    $ 30,669    $179,335
                                             ========    ========    ========
Other Income (expense):
  Network Associates.......................  $  8,799    $  9,548    $ 14,743
  TIS......................................      (108)        103       3,312
                                             --------    --------    --------
                                             $  8,691    $  9,651    $ 18,055
                                             ========    ========    ========
Income taxes:
  Network Associates.......................  $ 26,154    $ 51,284    $ 61,320
  TIS......................................       900      (1,397)        354
                                             --------    --------    --------
                                             $ 27,054    $ 49,887    $ 61,674
                                             ========    ========    ========
Net income (loss):
  Network Associates.......................  $ 42,341    $ 64,110    $(28,356)
  TIS......................................     1,344      (3,211)     (8,564)
                                             --------    --------    --------
                                             $ 43,685    $ 60,899    $(36,920)
                                             ========    ========    ========

                            NETWORK ASSOCIATES, INC.

(4) PRO FORMA NET INCOME PER SHARE

     The following table reconciles the number of shares used in the pro forma per share computations to the numbers set forth in Network Associates' and TIS's historical statements of operations.

SHARES USED IN PRO FORMA PER SHARE CALCULATIONS

                                                       YEAR ENDED DECEMBER 31,
                                                   --------------------------------
                                                     1995        1996        1997
                                                   --------    --------    --------
                                                   (IN THOUSANDS EXCEPT CONVERSION
                                                               NUMBER)
Shares used in per share calculations
Historical -- Network Associates (diluted).......   68,693      72,221      68,748
                                                    ------      ------      ------
Historical -- TIS (diluted)......................    8,019       9,952      13,532
Conversion Number................................    0.323       0.323       0.323
                                                    ------      ------      ------
                                                    71,283      75,435      73,119
                                                    ------      ------      ------

                           NETWORKS ASSOCIATES, INC.

BUSINESS

     Network Associates is a leading developer and provider of network security and management software products. Network Associates has historically derived a significant majority of its revenues from the licensing of its flagship McAfee anti-virus products and Sniffer network fault and performance management products. Network Associates is currently focusing its efforts on broadening its revenue base by providing network security and management solutions to enterprise customers, targeting in particular the Windows NT/Intel platform. In furtherance of this strategy, Network Associates recently organized its products into four product suites -- McAfee Total Virus Defense and PGP Total Network Security (together comprising "Net Tools Secure") and Sniffer Total Network Visibility and McAfee Total Service Desk (together comprising "Net Tools Manager"). These four product suites together form an integrated solution called "Net Tools".

     The following table depicts Network Associates' product suites:
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                           NET TOOLS
-----------------------------------------------------------------------------------------------
               NET TOOLS SECURE                                NET TOOLS MANAGER
-----------------------------------------------------------------------------------------------
  MCAFEE TOTAL VIRUS       PGP TOTAL NETWORK     SNIFFER TOTAL NETWORK   MCAFEE TOTAL SERVICE
        DEFENSE                SECURITY               VISIBILITY                 DESK
-----------------------------------------------------------------------------------------------

     Net Tools Secure is designed to protect the enterprise from viruses, hackers, thefts, lost data and threats to data security at all points of entry. McAfee Total Virus Defense is a multi-tiered approach to virus protection covering the client, server and Internet gateway; and PGP Total Network Security combines security products with desktop encryption software and key management tools. Net Tools Manager is a network management and service desk solution designed to make computer networks more efficient and users more productive. Sniffer Total Network Visibility is a comprehensive set of products and services for network fault and performance management (also known as analysis and monitoring); and McAfee Total Service Desk is designed to integrate robust help desk applications with asset management software. Network Associates also provides product support, education and consulting services.

     Many of Network Associates' network security and management products, including its industry-leading network security products for anti-virus protection and Sniffer software-based fault and performance solutions for managing computer networks, are also available as stand-alone products or as part of smaller product suites. Network Associates is also a leader in electronic software distribution, which is the principal means by which it markets its products and one of the principal ways it distributes its software products to its customers. Network Associates generally utilizes a two-year subscription model for licensing its non-Sniffer products to corporate clients and is in the process of developing a two-year subscription model for licensing its Sniffer products as well.

RECENT DEVELOPMENTS

  ZERO COUPON DEBENTURES

     On February 13, 1998, Network Associates completed a private placement of zero coupon convertible subordinated debentures due in 2018 (the "Debentures"). The Debentures, with an aggregate face amount at maturity of $885.5 million, generated net proceeds to Network Associates of approximately $337.6 million (after deducting the fee paid to the initial purchaser of the Debentures but no other expenses of the placement). The initial price to the public for the Debentures was $391.06 per $1,000 of face amount at maturity, which equates to a yield to maturity over the term of the bonds of 4.75% (on a semi-annual bond equivalent basis). The Debentures are convertible into Network Associates Common Stock at the rate of 5.692 shares per $1,000 of face amount at maturity, which equates to an initial conversion price of $68.70 per share. The Debentures are subordinated in right of payment to all existing and future Senior Indebtedness (as defined) and effectively subordinated in right of payment to all indebtedness and other liabilities of Network

Associates' subsidiaries. The Debentures may be redeemed for cash at the option of Network Associates beginning on February 13, 2003. At the option of the holder, Network Associates will purchase the Debentures as of February 13, 2003, February 13, 2008 and February 13, 2013 at purchase prices (to be paid in cash or Network Associates Common Stock or any combination thereof, at the election of Network Associates and subject to certain conditions) equal to the initial issue price plus accrued original issue discount to such dates. The Debentures may also be redeemed at the option of the holder if there is a Fundamental Change (as defined) at a price equal to the issue price plus accrued original issue discount to the date of redemption, subject to adjustment.

  PENDING MAGIC SOLUTIONS ACQUISITION

     Network Associates agreed in early March 1998 to acquire Magic Solutions, a privately held provider of internal help desk and asset management solutions. In the acquisition, a wholly owned subsidiary of Network Associates will merge with and into Magic Solutions; Magic Solutions will become a wholly owned subsidiary of Network Associates; and the existing Magic Solutions stock and option holders will receive approximately $110,000,000 in cash. The acquisition, which is expected to close early in the second quarter of 1998, is subject to customary conditions to closing including Magic Solutions stockholder approval. The Magic Solutions acquisition, which will broaden Network Associates' suite of help desk product offerings, is subject to a number of risks, including the difficulties of assimilating the two companies' sales forces, product offerings, marketing activities, research and development efforts and technologies. These difficulties may be compounded in light of the integration activities surrounding the Merger. The proposed acquisition will be accounted for as a purchase and Network Associates currently expects to incur, upon closing, a charge to earnings related to purchased in-process research and development of approximately $90 million. See "Risk Factors -- Difficulties of Integrating Two Companies" and "-- Risks Associated with Network Associates Acquisitions Generally."

                       TRUSTED INFORMATION SYSTEMS, INC.

BUSINESS

     TIS provides comprehensive security solutions for protection of computer networks, including global Internet-based systems, internal networks and individual workstations and laptops and is a leading provider of firewall and intrusion detection products. TIS, which was founded in 1983 to engage in computer security consulting, draws upon the expertise of a senior management team with an average of more than 20 years of experience in computer security and networking issues in industry and government. TIS emphasizes the robustness of its security solutions, its long experience with computer security and cryptography issues and its ability to provide comprehensive solutions to customers. TIS also emphasizes its strong reputation with corporate and government computer security professionals in the United States and abroad as a pioneer in the field of computer network security. TIS's customers include the following or subsidiaries thereof: Chrysler Corporation, E.I. duPont de Nemours and Company (DuPont), Microsoft Corporation, NationsBank Corporation, Royal Dutch Shell Company (Shell International B.V.), Sears Corporation, and Swiss Bank Corporation.

     TIS develops, markets, licenses and supports the Gauntlet(R) family of firewall products. These products allow customers to create "trusted" networks that are protected from access, theft and damage by unauthorized users from "untrusted" networks such as the Internet and also enable the creation of virtual private networks ("VPN's") through the encrypted transmission of information across untrusted networks. TIS's Gauntlet Internet Firewall, introduced in 1994, was derived from the TIS Internet Firewall Toolkit which has been available on the Internet since 1993 and has been downloaded more than 75,000 times to more than 50,000 users worldwide. In January 1996, TIS initiated a telemarketing program to upgrade TIS Internet Firewall Toolkit users to the Gauntlet family of firewall products. Through December 1997, more than 7,500 Gauntlet Internet Firewalls have been licensed to customers. To build, maintain and enhance customer relationships, TIS also offers a full range of consulting in information security policies and planning to its customers. TIS further provides research and development and consulting to government agencies, including the National Security Agency ("NSA") and Defense Advanced Research Projects Agency ("DARPA"), in areas such as next generation firewalls, distributed trusted operating systems, Internet domain name services, international cryptography and advanced cryptographic key handling and recovery techniques.

     In October 1997, TIS acquired Haystack Laboratories Inc. ("Haystack"). Haystack, maker of Stalker(R) intrusion detection products, was complementary to TIS because the multi-dimensional network and server security market is an emerging market in which the Stalker family of products provide high end intrusion detection products that are complementary to TIS products, and because Haystack has a similar focus on industry leaders as customers and partners. In addition, the Stalker based technology provides a solid base for future products which can be easily integrated with TIS' Gauntlet firewall family.

     Prior to founding TIS in 1983, Stephen T. Walker, Chairman and Chief Executive Officer, spent over 20 years working on computer security issues for the U.S. government at the NSA and the Advanced Research Projects Agency ("ARPA"), the predecessor agency of DARPA.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     TIS currently has two operating divisions: the Commercial Division and the Advanced Research and Engineering ("AR&E") Division.

THE COMMERCIAL DIVISION

     The Commercial Division derives revenues from TIS's Gauntlet family of firewall products, its commercial consulting services, its Stalker line of intrusion detection products, and from its RecoverKey exportable cryptography enabling products. The Commercial Division accounted for 31.9%, 59.5%, and 77.2% of TIS's total revenues in 1995, 1996 and 1997, respectively. TIS expects that the Commercial Division will account for an increased percentage of total revenues in future years.

     Prior to 1996, TIS distributed its only revenue producing product, the Gauntlet Internet Firewall which was introduced in 1994, exclusively through resellers and a small sales administration staff. TIS presently has more than 170 persons to develop, promote, sell and deliver its network security products and services, including the Gauntlet family of firewall products. Prior to 1996, TIS's Gauntlet Internet Firewall was licensed as software or as software and hardware on one platform, frequently combined (or "bundled") with installation for pricing purposes. Since April 15, 1996, installation for the Gauntlet family of firewall products has been offered as a separate (or "unbundled") optional service provided to customers.

     During 1996 TIS began to incur substantial increases in its selling, general and administrative expenses as it began to build its marketing and sales efforts to support sales of the Gauntlet Internet Firewall product and of its other products introduced in 1996: the Gauntlet Intranet Firewall, the Gauntlet Net Extender, the Gauntlet PC Extender, the Gauntlet Internet Firewall, Stalker, WebStalker and certain of its RecoverKey exportable cryptography products. During 1997, TIS continued to expand its selling and general and administrative expenses at a lesser rate.

     TIS offers a full range of consulting in information security planning and product support. TIS's commercial consulting practice offers expert technology research services, consultation on security issues associated with products and services, corporate information security policy development, architectural and diagnostic security analysis services, firewall configuration and maintenance support, and training for corporate network and security administration personnel. These services are carried out by a staff of over 30 persons with substantial information security experience in both commercial and government organizations.

THE ADVANCED RESEARCH AND ENGINEERING DIVISION

     The Advanced Research and Engineering Division (the "AR&E Division") consists primarily of research, development and consulting in computer and related security systems, currently including major contracts with three agencies of the U.S. government: the NSA, Air Force Rome Laboratories ("RL") and DARPA. Revenues from the AR&E Division increased consistently through 1995, but decreased in 1996 and 1997. The aggregate award value of TIS's current active government contracts at December 26, 1997 was approximately $37.5 million. TIS's active contracts with DARPA, which range in value from $0.5 million to $9.1 million have all commenced and will expire through 2001. While TIS expects to continue to obtain government contracts for its AR&E Division, it does not anticipate that revenues from such contracts will attain the levels realized in 1995.

     Most of TIS's government contracts provide for compensation to TIS in the form of reimbursement of costs plus a fee. Gross profit under government contracts generally represents the fee plus recovered operating expenses. Under these government contracts, TIS is entitled to recover associated direct labor costs, overhead and selling, general and administrative expenses, including allowable research and development expenses. Selling, general and administrative expenses allowable under government contracts include salaries and benefits, marketing, bid and proposal costs, management, accounting, legal and contract administration and certain other administrative expenses.

     Under its government contracts, TIS bears the risk that recoverable expenses billed by TIS are subject to review and audit by the Defense Contract Audit Agency (the "DCAA"). The DCAA has performed audits of TIS's cost accounting system through 1995. Pursuant to their terms, these contracts are also subject to termination at the convenience of the applicable government agency. If the contract is terminated, TIS would typically be reimbursed for its costs to the date of termination plus the cost of any orderly termination and would be paid a portion of the fee.

RESULTS OF OPERATIONS

     TIS's fiscal 1996 and 1997 statements of operations include the results of Haystack Laboratories, Inc., giving effect to the merger with Haystack which occurred on October 16, 1997, and which was accounted for under the pooling of interests method of accounting. Prior period consolidated statements of operations and balance sheets do not give effect to the merger with Haystack, as the effect of the business combination was not material to the financial statements of TIS.

  FISCAL 1997 COMPARED TO FISCAL 1996.

     Revenues. TIS's total revenues increased 54.2% to $42,222,683 in 1997 from $27,375,268 in 1996. Commercial product revenues increased 97.1% to $28,782,406 in 1997 from $14,602,736 in 1996, primarily because of increased sales of licenses of Gauntlet Internet Firewalls and intrusion detection products directly to customers and through TIS's resellers. Commercial consulting services revenues increased 128.6% to $3,834,400 in 1997 from $1,677,285 in 1996, primarily because of TIS's efforts to implement new management over and competitively staff its commercial consulting practice and its focus on high end corporate customer needs for information security consulting contracts during the second half of 1997. Government contract revenues decreased 13.4% to $9,605,877 in 1997 from $11,095,247 in 1996, primarily because of an expected decrease in revenues, following TIS's completion of a $16.1 million research contract which began in 1994 and was completed in the first four months of 1997.

     Gross Profit. Gross profit increased 93.7% to $29,187,815 in 1997 from $15,071,958 in 1996 primarily due to the increase in TIS's commercial revenues, particularly its higher margin software and license products. The gross profit associated with commercial products increased 120.2% to $24,551,355 in 1997 from $11,151,982 in 1996, primarily because of increased shipments of Gauntlet firewall products and a continual revenue shift towards software and license only products, away from lower margin hardware software combined solutions as the security market becomes more familiar with firewall technology. The gross profit on commercial consulting services increased 130.2% to $1,587,754 in 1997 from $689,591 in fiscal 1996, primarily because of increased revenues. Gross profit from TIS's government contracts decreased 5.6% to $3,048,706 in 1997 from $3,230,385 in 1996, primarily because of lower related revenues.

     As a percentage of related revenues, gross profit on commercial products increased to 85% in 1997 from 76% in 1996, primarily due to increased margins on sales through TIS's resellers and because of a higher level of software and license only revenues than lower margin hardware software product combinations . As a percentage of related revenues, gross profit on commercial consulting and government contracts remained substantially unchanged at 41% and 30%, respectively, for fiscal years 1996 and 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 85.1% to $28,641,944 in 1997 from $15,472,859 in 1996, due primarily to the increase in personnel and related operating costs associated with the increase in TIS's commercial products sales, as well as TIS's efforts towards developing the infrastructure to support the current and future commercial growth during the first half of fiscal 1997.

     Non-recurring transaction and other related costs. In connection with TIS's acquisition of Haystack Laboratories, Inc., in the fourth quarter of fiscal 1997 for approximately 2.1 million shares of TIS common stock, TIS incurred non-recurring transaction and other related costs of $3,534,957. These costs consisted primarily of fees paid to outside consultants, legal fees, and accounting fees of approximately $2.8 million and employee related costs of approximately $0.7 million.

     Research and Development Expenses. Research and development expenses, which do not include such expenses directly reimbursed under government contracts, increased 98.0% to $8,532,987 in 1997 from

$4,309,891 in 1996. This increase primarily resulted from TIS's efforts in developing the new members of the Gauntlet family of firewall products and the Stalker intrusion detection product lines. These efforts included developing new members of the Gauntlet family of firewall products, the Microsoft Windows NT and Sun Microsystems' Solaris firewall product versions and, RecoverKey exportable cryptography enabling products, as well as the reseller versions of TIS's Stalker technology products.

     Other income and expense. Interest income increased by 266.8% to $1,901,561 in 1997 from $518,404 in 1996, primarily due to interest earned for the entire fiscal 1997 period on cash and marketable securities generated by the proceeds from TIS's initial public offering, which occurred in October of 1996. Interest expense decreased 37.4% to $259,750 in 1997 from $415,243 in 1996 due principally to the fourth quarter fiscal 1996 payoff of all of TIS's borrowings under debt other than its mortgage notes. TIS recorded $1,670,377 in non operating gains and losses in connection with its sale during the third quarter of fiscal 1997 of the 100,000 shares of Cybercash (NASDAQ: CYCH) stock it had received as founders stock in 1994.

  FISCAL 1996 COMPARED TO FISCAL 1995.

     Revenues. TIS's total revenues increased 51.3% to $27,375,268 in 1996 from $18,090,087 in 1995. Commercial product revenues increased 241.9% to $14,602,736 in 1996 from $4,270,294 in 1995, primarily because of increased sales of licenses of Gauntlet Internet Firewalls and Stalker intrusion detection products directly to customers and through TIS's resellers. Commercial consulting services revenues increased 12.4% to $1,677,285 in 1996 from $1,491,661 in 1995, primarily because of TIS's completion of a substantial number of commercial consulting contracts during the third and fourth quarters of 1996. Government contract revenues decreased 10.0% to $11,095,247 in 1996 from $12,327,502 in 1995, primarily because of TIS's reallocation of personnel to its commercial activities.

     Gross Profit. Gross profit increased 108.6% to $15,071,958 in 1996 from $7,225,140 in 1995 primarily due to the increase in TIS's commercial product sales. The gross profit associated with commercial products increased 256.4% to $11,151,982 in 1996 from $3,128,642 in 1995, primarily because of increased shipments of Gauntlet firewall products. The gross profit on commercial consulting services increased 12.4% to $689,591 in 1996 from $613,715 in fiscal 1995, primarily because of increased revenues. Gross profit from TIS's government contracts decreased 7.3% to $3,230,385 in 1996 from $3,482,783 in 1995, primarily because of lower related revenues.

     As a percentage of related revenues, gross profit on commercial products increased to 76% in 1996 from 73% in 1995, primarily due to increased margins on sales through TIS's resellers. As a percentage of related revenues, gross profit on commercial consulting and government contracts remained virtually unchanged at 41% and 29%, respectively, for fiscal years 1996 and 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 315.1% to $15,472,859 in 1996 from $3,727,701 in 1995, due primarily to the substantial increase in personnel and related operating costs associated with the increase in TIS's commercial products sales, as well as TIS's efforts towards developing the infrastructure to support the current and future commercial revenue growth.

     Research and Development Expenses. Research and development expenses, which do not include such expenses directly reimbursed under government contracts, increased 276.5% to $4,309,891 in 1996 from $1,144,737 in 1995. This increase primarily resulted from TIS's efforts in developing the new members of the Gauntlet family of firewall products announced in April of 1996 and of its intrusion detection products. These efforts included developing new members of the Gauntlet family of firewall products, the Microsoft Windows NT and Sun Microsystems' Solaris firewall product versions and its RecoverKey exportable cryptography enabling products.

     Interest and Other Expense. Interest expense increased 161.5% to $415,243 in 1996 from $158,778 in 1995 due to TIS's increased borrowings under its short term lines of credit and its construction credit line. Interest income increased by 931.1% to $518,404 in 1996 from $50,276 in 1995 due primarily to interest earned on cash and marketable securities generated by the proceeds from TIS's initial public offering, which occurred in October of 1996.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited consolidated statement of operations data for each of the four quarters in 1996 and 1997, which has been restated to give effect to TIS' merger with Haystack Laboratories, Inc., as well as the percentage of TIS's revenues represented by each item. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained herein and include all adjustments (consisting only of normal recurring adjustments) that TIS considers necessary for a fair presentation of such information when read in conjunction with TIS's Consolidated Financial Statements and accompanying notes. TIS believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                         FISCAL QUARTER ENDED
                              --------------------------------------------------------------------------
                              MARCH 29,   JUNE 28,   SEPTEMBER 27,   DECEMBER 27,   MARCH 28,   JUNE 27,
                                1996        1996         1996            1996         1997        1997
                              ---------   --------   -------------   ------------   ---------   --------
                                                         DOLLARS IN THOUSANDS
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Government contracts......   $2,432      $2,920       $ 2,881        $ 2,862       $ 2,566    $ 2,200
  Commercial products.......    1,619       2,536         4,066          6,380         5,573      6,532
  Commercial consulting
    services................      247         287           505            640           797        915
                               ------      ------       -------        -------       -------    -------
                                4,298       5,743         7,452          9,882         8,936      9,647
Cost of revenues:
  Government contracts......    1,774       2,090         1,979          2,021         1,818      1,461
  Commercial products.......      479         745           967          1,259         1,136        803
  Commercial consulting
    services................      166         164           267            392           395        552
                               ------      ------       -------        -------       -------    -------
                                2,419       2,999         3,213          3,672         3,349      2,816
Gross profit:
  Government contracts......      658         830           902            841           748        739
  Commercial products.......    1,140       1,791         3,099          5,121         4,437      5,729
  Commercial consulting
    services................       81         123           238            248           402        363
                               ------      ------       -------        -------       -------    -------
                                1,879       2,744         4,239          6,210         5,587      6,831
Operating expenses:
  Selling, general and
    administrative..........    2,152       2,968         4,077          6,276         7,054      7,668
  Research and
    development.............      427         702         1,295          1,885         2,088      2,145
  Non-recurring transaction
    and other related
    costs...................       --          --            --             --            --         --
                               ------      ------       -------        -------       -------    -------
                                2,579       3,671         5,372          8,161         9,142      9,813
                               ------      ------       -------        -------       -------    -------
Income (loss) from
  operations................     (700)       (927)       (1,133)        (1,951)       (3,555)    (2,982)
Other income (expense):
  Interest income...........        7          23            33            455           500        523
  Interest expense..........      (89)        (74)         (172)           (80)          (54)       (59)
  Non-recurring gain on sale
    of marketable
    securities..............       --          --            --             --            --         --
                               ------      ------       -------        -------       -------    -------
                                  (82)        (51)         (139)           375           446        464
                               ------      ------       -------        -------       -------    -------
Income (loss) before income
  taxes.....................     (782)       (978)       (1,272)        (1,576)       (3,109)    (2,518)
Income tax provision
  (benefit).................     (315)       (372)         (354)          (356)         (836)      (643)
                               ------      ------       -------        -------       -------    -------
Net loss....................   $ (467)     $ (606)      $  (918)       $(1,220)      $(2,273)   $(1,875)
                               ======      ======       =======        =======       =======    =======
Net loss per share and net
  loss per share, assuming
  dilution..................   $(0.05)     $(0.07)      $ (0.10)       $ (0.10)      $ (0.17)   $ (0.14)
Weighted average shares
  outstanding, and weighted
  average shares
  outstanding, assuming
  dilution..................    8,359       9,082         9,280         12,663        13,247     13,312

                                  FISCAL QUARTER ENDED
                              ----------------------------
                              SEPTEMBER 26,   DECEMBER 26,
                                  1997            1997
                              -------------   ------------
                                  DOLLARS IN THOUSANDS
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Government contracts......     $ 2,402        $ 2,438
  Commercial products.......       7,875          8,802
  Commercial consulting
    services................         930          1,193
                                 -------        -------
                                  11,207         12,433
Cost of revenues:
  Government contracts......       1,685          1,593
  Commercial products.......       1,119          1,173
  Commercial consulting
    services................         512            788
                                 -------        -------
                                   3,316          3,554
Gross profit:
  Government contracts......         717            845
  Commercial products.......       6,756          7,629
  Commercial consulting
    services................         418            405
                                 -------        -------
                                   7,891          8,879
Operating expenses:
  Selling, general and
    administrative..........       7,262          6,658
  Research and
    development.............       2,162          2,138
  Non-recurring transaction
    and other related
    costs...................          --          3,535
                                 -------        -------
                                   9,424         12,331
                                 -------        -------
Income (loss) from
  operations................      (1,533)        (3,452)
Other income (expense):
  Interest income...........         448            431
  Interest expense..........         (66)           (81)
  Non-recurring gain on sale
    of marketable
    securities..............       1,670             --
                                 -------        -------
                                   2,052            350
                                 -------        -------
Income (loss) before income
  taxes.....................         519         (3,102)
Income tax provision
  (benefit).................         657          1,176
                                 -------        -------
Net loss....................     $  (138)       $(4,278)
                                 =======        =======
Net loss per share and net
  loss per share, assuming
  dilution..................     $ (0.01)       $ (0.31)
Weighted average shares
  outstanding, and weighted
  average shares
  outstanding, assuming
  dilution..................      33,385         13,731

                                                          FISCAL QUARTER ENDED
                               --------------------------------------------------------------------------
                               MARCH 29,   JUNE 28,   SEPTEMBER 27,   DECEMBER 27,   MARCH 28,   JUNE 27,
                                 1996        1996         1996            1996         1997        1997
                               ---------   --------   -------------   ------------   ---------   --------
CONSOLIDATED STATEMENT OF
  OPERATIONS AS A PERCENTAGE
  OF REVENUES:
Revenues:
  Government contracts.......     56.6%      50.8%         38.7%          29.0%         28.7%      22.8%
  Commercial products........     37.7       44.2          54.6           64.6          62.4       67.7
  Commercial consulting
    services.................      5.7        5.0           6.7            6.4           8.9        9.5
                                 -----      -----         -----          -----         -----      -----
                                 100.0      100.0         100.0          100.0         100.0      100.0
Cost of revenues:
  Government contracts.......     41.3       36.3          26.7           20.5          20.3       15.1
  Commercial products........     11.1       13.0          13.0           12.7          12.7        8.3
  Commercial consulting
    services.................      3.9        2.9           3.4            4.0           4.5        5.8
                                 -----      -----         -----          -----         -----      -----
                                  56.3       52.2          43.1           37.2          37.5       29.2
                                 -----      -----         -----          -----         -----      -----
Gross profit.................     43.7       47.8          56.9           62.8          62.5       70.8
                                 -----      -----         -----          -----         -----      -----
Operating expenses:
  Selling, general and
    administrative...........     50.1       51.7          54.7           63.5          78.9       79.5
  Research and development...      9.9       12.2          17.4           19.0          23.4       22.2
  Non-recurring transaction
    and other related
    costs....................       --         --            --             --            --         --
                                 -----      -----         -----          -----         -----      -----
                                  60.0       63.9          72.1           82.5         102.3      101.7
                                 -----      -----         -----          -----         -----      -----
Loss from operations.........    (16.3)     (16.1)        (15.2)         (19.7)        (39.8)     (30.9)
Other income (expense):
  Interest income............      0.2        0.1           0.1            4.6           5.6        5.4
  Interest expense...........     (2.1)      (1.0)         (2.0)          (0.9)         (0.6)      (0.6)
  Non-recurring gain on sale
    of marketable
    securities...............       --         --            --             --            --         --
                                 -----      -----         -----          -----         -----      -----
Income (loss) before income
  taxes......................    (18.2)     (17.0)        (17.1)         (16.0)        (34.8)     (26.1)
Income tax provision
  (benefit)..................     (7.3)      (6.5)         (4.8)          (3.6)         (9.4)      (6.7)
                                 -----      -----         -----          -----         -----      -----
Net loss.....................    (10.9)     (10.5)        (12.3)         (12.4)        (25.4)     (19.4)
                                 =====      =====         =====          =====         =====      =====
SELECTED INFORMATION AS A
  PERCENTAGE OF RELATED
  REVENUES:
Gross profit by product line:
  Government contracts.......     27.0       28.4          31.3           29.4          29.2       33.6
  Commercial products........     70.4       70.7          76.2           80.3          79.6       87.7
  Commercial consulting
    services.................     32.8       42.9          47.1           38.7          50.4       39.7
                                 -----      -----         -----          -----         -----      -----
                                  43.7       47.8          56.9           62.8          62.5       70.8
                                 -----      -----         -----          -----         -----      -----

                                   FISCAL QUARTER ENDED
                               ----------------------------
                               SEPTEMBER 26,   DECEMBER 26,
                                   1997            1997
                               -------------   ------------
CONSOLIDATED STATEMENT OF
  OPERATIONS AS A PERCENTAGE
  OF REVENUES:
Revenues:
  Government contracts.......       21.4%          19.6%
  Commercial products........       70.3           70.8
  Commercial consulting
    services.................        8.3            9.6
                                   -----          -----
                                   100.0          100.0
Cost of revenues:
  Government contracts.......       15.0           12.8
  Commercial products........       10.0            9.4
  Commercial consulting
    services.................        4.6            6.4
                                   -----          -----
                                    29.6           28.6
                                   -----          -----
Gross profit.................       70.4           71.4
                                   -----          -----
Operating expenses:
  Selling, general and
    administrative...........       64.8           53.6
  Research and development...       19.3           17.2
  Non-recurring transaction
    and other related
    costs....................         --           28.4
                                   -----          -----
                                    84.1           99.2
                                   -----          -----
Loss from operations.........      (13.7)         (27.8)
Other income (expense):
  Interest income............        4.0            3.5
  Interest expense...........       (0.6)          (0.7)
  Non-recurring gain on sale
    of marketable
    securities...............       14.9             --
                                   -----          -----
Income (loss) before income
  taxes......................        4.6          (25.0)
Income tax provision
  (benefit)..................        5.8            9.5
                                   -----          -----
Net loss.....................       (1.2)         (34.4)
                                   =====          =====
SELECTED INFORMATION AS A
  PERCENTAGE OF RELATED
  REVENUES:
Gross profit by product line:
  Government contracts.......       29.9           34.7
  Commercial products........       85.8           86.7
  Commercial consulting
    services.................       44.9           34.0
                                   -----          -----
                                    70.4           71.4
                                   -----          -----

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, TIS has financed its operations and the purchase of property and equipment through the issuance of common stock, borrowings under short-term lines of credit, secured notes payable and stockholder loans and by the generation of cash from operations. Cash and cash equivalents were $1,290,075 at December 26, 1997 and $3,237,147 at December 27, 1996, and
marketable securities were $27,160,179 at December 26, 1997, as compared to $39,066,569 at December 27, 1996. TIS used cash in operations of $12,055,815 and $4,268,107, respectively, for fiscal years 1997 and 1996, but provided cash from operations of $1,237 for fiscal year 1995. Net cash provided by or used in operations for the fiscal year 1995 consisted primarily of net income, plus growth in TIS's accounts payable, accrued expenses and deferred revenues, offset by growth in TIS's accounts receivable. For the year ended December 27, 1996, TIS used cash to fund its net loss of $3,211,121, which was the primary component of the net cash used in operating activities for the period, and to fund the growth in its accounts receivable and unbilled receivables of $2,187,758, offset by cash provided from increasing various accrued expenses. For the year ended December 26, 1997, TIS used cash to fund its net loss of $8,564,170 and to fund the growth in its accounts receivable and unbilled receivables of $5,519,912, offset by cash provided from increasing various accrued expenses. The decline in cash provided by operations in fiscal years 1996 and 1997 as compared to previous years was primarily the result of funds consumed as TIS began to expand its commercial activities and introduce new products.

     During fiscal years 1995, 1996 and 1997, TIS used cash in investing activities of $2,095,829, $3,457,150, and $2,311,308, respectively, to purchase property and equipment. Of these amounts, approximately $1,340,000 and $1,520,000 in 1995 and 1996, respectively, were spent in connection with the purchase or construction of TIS's Glenwood, MD facilities. TIS also used cash of $36,628,126 in investing activities during fiscal 1996 to purchase marketable securities, and provided cash of $9,468,390 in investing activities during fiscal 1997 through the sale of marketable securities.

     TIS provided cash in financing activities for fiscal year 1995 of $1,885,931, primarily through net borrowings offset by cash used to repurchase stock from a former officer. TIS generated cash from financing activities for fiscal year 1996 of $47,312,707, primarily from net proceeds from the issuance of 3,910,000 shares of common stock in October 1996 in an initial public offering, and generated cash from financing activities for fiscal year 1997 of $1,455,835 primarily from net proceeds from the issuance of stock upon the exercise of stock options.

     At December 29, 1995, TIS had various short-term line of credit arrangements with Mercantile Bank aggregating $2 million. Also in 1995, TIS negotiated a construction loan in the amount of $1.8 million to provide for the expansion of its facilities at its Glenwood, Maryland location. During 1996, TIS arranged for additional credit agreements and modified existing credit agreements with Mercantile Bank to provide for additional borrowings to fund TIS prior to its initial public offering. Subsequent to September 27, 1996, in conjunction with TIS's initial public offering, TIS paid off and terminated these line of credit arrangements, and converted its construction loan into mortgage notes payable to Mercantile Bank with a fixed interest rate, secured by the underlying properties.

     As of December 26, 1997, TIS had no material commitments for capital expenditures.

     On February 22, 1998 TIS entered into the Merger Agreement with Network Associates. While TIS continues from time to time to evaluate potential acquisitions of business, products and technologies that could complement or expand its business, TIS has no plans, agreements or commitments for any such acquisitions and, except as contemplated by the Merger Agreement, is not engaged in any negotiations with respect thereto.

     TIS has not engaged in any hedging activities to date. Exposure to currency risk is not significant.

     While TIS may require additional financing to fund development of new products and expansion of its domestic and international operations, it believes that the net proceeds from TIS's 1996 offering, together with existing cash and cash equivalents and cash generated from operations will be sufficient to finance its product development and operating needs through December 1998.

YEAR 2000 COMPLIANCE MATTERS

     Until recently computer programs were written to store only two digits of date-related information in order to more efficiently handle and store data. Thus the programs were unable to properly distinguish between the year 1900 and 2000. This is frequently referred to as the "Year 2000 Problem." During fiscal 1997, TIS initiated programs to address this issue. Utilizing both internal and external resources, TIS is in the process of defining, assessing and converting, or replacing various programs, hardware and instrumentation systems to make them Year 2000 compatible. TIS's Year 2000 project is comprised of two components -- business applications and equipment. The business applications component consists of TIS's business computer systems, as well as the computer systems of third-party suppliers or customers whose Year 2000 problems could potentially impact TIS.

     TIS currently runs its internal business applications on two systems and is considering the conversion of one of those systems (the one which TIS believes is not year 2000 compliant), to the other, which it believes to be year 2000 compliant. TIS is assessing the extent to which its operations are vulnerable to this operation and has not yet determined the extent of that vulnerability, but believes that its conversion will substantially alleviate these concerns. TIS has not yet determined what impact, if any, the proposed Merger with Network Associates will have on these concerns.

      ADDITIONAL MATTER BEING SUBMITTED TO A VOTE OF THE TIS STOCKHOLDERS

PROPOSAL TWO -- ELECTION OF TIS DIRECTORS

     TIS's directors are divided into three classes. The number of TIS directors is determined from time to time by the TIS Board and is currently fixed at five
(5) members. A single class of directors is elected each year at TIS's annual meeting of stockholders. Subject to transition provisions, each director elected at each such meeting will serve for a term ending on the date of the third annual meeting of stockholders after his or her election and until his or her successor has been elected and duly qualified.

     Two directors are to be elected at this Special Meeting to serve until the 2001 Annual Meeting of Stockholders, and until such director's successor is elected and duly qualified. In the event the nominee is unable or unwilling to serve as a nominee, the proxies may be voted for any substitute nominee designated by the present TIS Board or the proxy holders to fill such vacancy, or the TIS Board may be reduced in accordance with the Bylaws of TIS. The TIS Board has no reason to believe that the person named will be unable or unwilling to serve as a nominee or as a director if elected. IF THE MERGER IS APPROVED BY THE TIS STOCKHOLDERS AND THE MERGER IS CONSUMMATED, EACH OF THE DIRECTORS ON THE TIS BOARD IMMEDIATELY PRIOR TO THE EFFECTIVE TIME WILL CEASE TO BE A DIRECTOR OF TIS AT THE EFFECTIVE TIME. THE BOARD OF DIRECTORS OF THE SURVIVING CORPORATION WILL CONSIST OF THE DIRECTORS WHO ARE SERVING AS DIRECTORS OF MERGER SUB IMMEDIATELY PRIOR TO THE EFFECTIVE TIME.

TIS DIRECTORS TO BE ELECTED AT THE SPECIAL MEETING

     Martha A. Branstad, age 56, has been an Executive Vice President and a Director of TIS since 1986, Chief Operating Officer of TIS since 1993 and President of the Advanced Research & Engineering Division since January 1996. From August 1984 to August 1985, Dr. Branstad served as the Program Director, Software Engineering for the National Science Foundation, and was responsible for directing academic research grants in software engineering and computational mathematics. During the period from September 1978 to September 1985, Dr. Branstad worked in various positions within the National Bureau of Standards, including Manager, Software for Parallel Processing and manager, Software Engineering. Prior to that time, Dr. Branstad managed a software research group for the National Security Agency ("NSA"). Dr. Branstad holds a B.S. in mathematics from Iowa Sate University, an M.S. degree in mathematics from the University of Wisconsin and a Ph.D. in computer science from Iowa State University.

     Charles W. Stein, age 57, has been Director of TIS since May 1996. Mr. Stein has over 35 years of experience in the computer and communications industry. Since April 1997, Mr. Stein has been President of Stein Venture Management, a management consulting firm. From January 1997 to April 1997, Mr. Stein served as the Chairman of the Board of Directors of Netrix Corporation, an electronic components company. From February 1987 to December 1996, he served as the President, Chief Executive Officer and Director of Netrix Corporation. Prior to that time, Mr. Stein was a Vice President with BBN Communications Corporation where he was responsible for marketing and later the Professional Services Division. Mr. Stein holds a B.S. degree in mathematics from Tufts University.

TIS DIRECTORS WHOSE TERMS EXPIRE IN 1999

     Stephen T. Walker, age 54, founded TIS in May 1983 and has continuously served as President, Chief Executive Officer, Chairman of the Board and a Director. From 1980 to 1983, Mr. Walker was the Director of the Information Systems for the Office of the Assistant Secretary of Defense for Communications, Command, Control and Intelligence (C3I), Pentagon. In recognition of Mr. Walker's contributions, he was awarded the Secretary of Defense Meritorious Civilian Service Medal in 1984, and the first National Computer System

Security Award in 1988. Mr. Walker holds a B.S. degree in electrical engineering from Northeastern University and an M.S. degree in electrical engineering from the University of Maryland.

     Gerald J. Popek, age 51, has been a Director of TIS since May 1996. He has served as Chief Technology Officer of Platinum Technology, Inc. ("Platinum") since August 1995 and is responsible for participating in the setting of overall corporate technology and product strategy, enterprise security and open systems issues. From January 1982 to August 1995, Dr. Popek was the founder and Chairman of Locus Computing Corporation, an organization dedicated to open systems based distributed computing which was acquired by Platinum. Additionally, since 1987 Dr. Popek has been a senior faculty member in the Computer Science Department at UCLA, conducting research on computer security, distributed UNIX systems, replication and mobile computing. Dr. Popek holds a B.S. degree in nuclear engineering from New York University and S.M. and Ph.D. degrees in applied mathematics from Harvard University.

TIS DIRECTOR WHOSE TERM EXPIRES IN 2000

     Harvey L. Weiss, age 55, has been Executive Vice President of TIS, President of the Commercial Division and a Director of TIS since March 1996, and has been Secretary of TIS since May 1996. Prior to that time, from February 1994 to March 1996, Mr. Weiss served as President of Public Sector Worldwide Division for Unisys Corporation. From July 1991 to December 1993, Mr. Weiss was the Vice President of Sales and the President and Chief Operating Officer of Thinking Machines Corporation. Prior to that time, Mr. Weiss served in various senior capacities at Digital Equipment Corporation. Thinking Machines Corporation sought bankruptcy protection under Chapter 11 of the Bankruptcy Code in August 1994. Mr. Weiss holds a B.S. degree in mathematics from the University of Pittsburgh.

     Unless marked otherwise, proxies received will be voted for the election of the nominees named above.

RECOMMENDATION OF THE TIS BOARD

     THE TIS BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES NAMED ABOVE.

TIS BOARD OF DIRECTORS AND COMMITTEES

     The TIS Board met 8 times during 1997. All of the directors attended more than 75% of all meetings of the TIS Board and meetings of Committees of the TIS Board on which such director served.

     The Audit Committee currently consists of Mr. Walker, Dr. Popek and Mr. Stein. This committee, which was formed in June 1996 and met 3 times during 1997, recommends the firm to be appointed as independent auditors to audit TIS's financial statements, discusses the scope and results of the audit with the independent auditors, reviews with management and the independent auditors TIS's interim and year-end operating results, considers the adequacy of the internal accounting controls and audit procedures of TIS and reviews the non-audit services to be performed by the independent auditors.

     The Compensation Committee currently consists of Mr. Walker, Dr. Popek and Mr. Stein. The Compensation Committee, which was formed in June 1996 and met 3 times during 1997, reviews and recommends the compensation arrangements for management of TIS and administers TIS's stock option plans.

     The TIS Board currently does not have a nominating committee or a committee performing the functions of a nominating committee. Although there are no formal procedures for stockholders to nominate persons to serve as directors, the TIS Board will consider recommendations from stockholders, which should be addressed to Stephen T. Walker, President, Chief Executive Officer, and Chairman of the TIS Board, at TIS's address.

     TIS directors who are not currently employees of TIS are entitled to receive a fee of $750 per meeting attended in person, are reimbursed for certain reasonable expenses incurred in attending each meeting of the TIS Board and receive awards of stock options under the Second Amended and Restated 1996 Directors' Stock Option Plan.

TIS EXECUTIVE OFFICERS

     In addition to Mr. Walker, Dr. Branstad and Mr. Weiss, the following are the executive officers of TIS:

     Homayoon Tajalli, age 39, has been an Executive Vice President of TIS since December 1993, and from October 1987 until December 1995 was responsible for all aspect of TIS's Trusted Mach operating system development activities. From January 1996 until the present, Mr. Tajalli served as the General Manager of Cryptographic Products. From February 1983 to October 1987, Mr. Tajalli held various management positions with Digital Equipment Corporation, including Senior Technical Software Manager, technical Software Manager/Software Consultant and Principal Software Specialist. Mr. Tajalli holds B.S. and M.S. degrees in electrical engineering from the University of Maryland.

     Gina Dubbe, age 36, joined TIS in 1996 and serves as Executive Vice President of Corporate Marketing. Ms. Dubbe oversees the planning, development and implementation of TIS s worldwide corporate and product marketing strategies. Until late 1997, her role at TIS was Vice President of Sales. From 1994 to 1996, Ms. Dubbe was the Director of Federal Operations at the Interleaf Corporation. Prior to that time Ms. Dubbe served in various management capacities for PRC and Oracle Corporation. Ms. Dubbe is a Licensed Professional Engineer with a B.S. in Industrial Engineering and a M.S. in Engineering.

     Ronald W. Kaiser, age 44, joined TIS in May 1996 as Executive Vice President and Chief Financial Officer. From November 1994 through January 1996, Mr. Kaiser served as Chief Financial Officer of American Communications Services, Inc. ("ACSI"), a regional competitive access provider of telecommunications services, and since February 1996, Mr. Kaiser has served as a consultant to ACSI. From April 1993 to November 1994, Mr. Kaiser served as Vice President of Finance, Treasurer and Chief Financial Officer at ADAK Communications Corporation, a manufacturer and distributor of telecommunications digital access controllers. ADAK Communications Corporation sought bankruptcy protection under Chapter 11 of the Bankruptcy Code in February 1996. From 1990 through 1993, Mr. Kaiser served as Vice President -- Finance and Treasurer of a subsidiary of George Fischer AG, a Swiss corporation. Mr. Kaiser received B.A. degrees in accounting and pre-law from Michigan State University.

     Mr. Steven B. Lipner resigned from TIS as the Executive Vice President and Network Security Product Line Manager in May 1997.

     Officers of TIS are elected by the TIS Board on an annual basis and serve until their successors have been duly elected and qualified.

     There are no family relationships among any of the directors or executive officers of TIS.

TIS EXECUTIVE COMPENSATION

     The following table sets forth certain annual compensation information for TIS's Chief Executive Officer and each of the other officers of TIS whose annual salary exceeded $100,000 for the year ended December 26, 1997 (collectively, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM
                                                                           COMPENSATION
                                            ANNUAL COMPENSATION            ------------
                                    ------------------------------------    SECURITIES           ALL
                                                            OTHER ANNUAL    UNDERLYING       OTHER ANNUAL
NAME AND PRINCIPAL POSITION  YEAR   SALARY    BONUS($)(1)   COMPENSATION   OPTIONS/SARS   COMPENSATION($)(8)
---------------------------  ----   -------   -----------   ------------   ------------   ------------------
Stephen T. Walker.........   1997   240,000    $104,031       $  5,531(2)          --          $58,405
  President and Chief        1996   216,931     157,407          6,867(2)          --               --
  Executive Officer          1995   195,952     146,026          4,472(2)          --               --
Martha A. Branstad........   1997   200,013      63,865          8,640(2)          --               --
  Executive Vice President   1996   175,107      51,008          5,427(2)          --               --
  and Chief Operating        1995   148,784      40,594         11,170(2)          --               --
  Officer
Harvey L. Weiss...........   1997   200,012      63,865          5,531(2)          --           11,457
  Executive Vice President,  1996   153,309(9)    86,388         1,162(2)     258,364(6)            --
  Secretary and Director     1995        --          --             --             --               --
Gina Dubbe................   1997   125,008          --        231,521(2,7)         --              --
  Executive Vice President   1996   117,315          --         46,097(2,7)     77,516(3)           --
                             1995        --          --             --             --               --
Homayoon Tajalli..........   1997   167,298      51,857            970(2)          --           40,742
  Executive Vice President   1996   145,001      32,525            332(2)     214,563(4)            --
                             1995   136,571      29,484            198(2)          --               --
Ronald W. Kaiser..........   1997   143,664      41,943          1,372(2)          --               --
  Executive Vice President   1996    80,479(10)    18,448          323(2)      92,018(5)            --
  & Chief Financial Officer  1995        --          --             --             --               --

---------------
 (1) TIS's executive officers are eligible for annual cash bonuses. Such bonuses are based upon achievement of individual or corporate performance objectives determined by the TIS Board.

 (2) Includes the payment by TIS of the annual premium for certain term life coverage pursuant to a benefit program, and in the case of Mr. Walker and Dr. Branstad, for 1996 and 1995, includes payment by TIS of the premium for buy-sell life insurance.

 (3) Options vested 25% on January 2, 1997; with the remaining 75% vesting in equal monthly increments over the next 3 years.

 (4) Options vested 50% on April 19, 1997; with the remaining vesting 25% over year 2, 15% over year 3, and 10% over year 4 in equal monthly increments within each year.

 (5) Options vested 25% on May 3, 1997; with the remaining 75% vesting in equal monthly increments over the next 3 years.

 (6) Options vested 25% on March 4, 1997; with the remaining 75% vesting in equal monthly increments over the next 3 years.

 (7) In October 1997, Gina Dubbe was promoted to Executive Vice President. In her prior position as Vice President of Sales and Marketing her incentive program included commission compensation based upon the commercial division sales. Her commission payments in 1997 and 1996 were $231,309 and $45,906, respectively.

 (8) Represents a one time payout of vacation hours earned in excess of 180 hours.

 (9) Mr. Weiss joined TIS in March, 1996. His 1996 annual salary would have been $200,000 had he been with TIS for the entire fiscal year.

(10) Mr. Kaiser joined TIS in May, 1996. His 1996 annual salary would have been $135,000 had he been with TIS for the entire fiscal year.

     No options were granted to any of the Named Officers during 1997.

     The following table sets forth certain information regarding options to purchase Common Stock as of December 27, 1996 by each of the Named Officers.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL AND FISCAL YEAR-END OPTION VALUES

                                                                 NUMBER OF SECURITIES
                                                                UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                      OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                                  FISCAL YEAR-END(#)           FISCAL YEAR-END($)(2)
                                 SHARES ACQUIRED    VALUE     ---------------------------   ---------------------------
             NAME                ON EXERCISE(#)    REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             ----                ---------------   --------   -----------   -------------   -----------   -------------
Stephen T. Walker..............          --        $    --           --             --        $    --        $    --
Martha A. Branstad.............          --             --           --             --             --             --
Harvey L. Weiss................          --             --      113,057        145,307        561,328        721,449
Gina Dubbe.....................      33,000        229,845        4,149         73,367         20,600        364,267
Homayoon Tajalli...............          --             --      143,043         71,520        710,208        355,097
Ronald W. Kaiser...............          --             --       36,432         55,586        180,885        275,984

---------------
(1) Calculated on the basis of the fair market value of the Common Stock on the date of exercise less the exercise price payable for such shares, multiplied by the number of shares.

(2) Calculated on the basis of $7.625 per share, the fair market value of the Common Stock at December 26, 1997, less the exercise price payable for such shares, multiplied by the number of shares underlying the option.

     TIS does not have any employment agreements with any of the above Named Officers, but does have separation agreements with Ms. Dubbe, and Dr. Branstad and with Messrs. Weiss, Tajalli and Kaiser, which may compensate them and provide for certain benefits for up to one year after their services are separated, in the event of certain circumstances.

COMPENSATION COMMITTEE REPORT ON TIS EXECUTIVE COMPENSATION

     The Compensation Committee reviews and recommends the compensation arrangements for management of TIS and administers TIS' stock option plans. The Compensation Committee of the TIS Board was established in June 1996 immediately following the establishment of TIS's current TIS Board. The Committee consists of three members, two of whom are outside directors. None of the non-employee directors has any interlocking or other relationship with TIS that would call into question his independence as a Committee member.

     The Committee's philosophy regarding executive compensation is to offer competitive and fair compensation which will attract and retain key executives, and to reward executives and hold them accountable for TIS's overall performance. In setting compensation levels, the Committee reviews compensation of executives at comparable companies, general economic conditions, the competitive nature of TIS's industry and the existing compensation structures of TIS, which have been established to give consideration to government guidelines for comparability with similar industry compensation levels. The total compensation of executive officers consists of three components: base salary; bonus; and stock option awards.

     During late 1997, TIS contracted with William M. Mercer, Inc., an independent Human Resources consulting firm to conduct a review of its executive compensation program, as well as a study of TIS's overall compensation programs. This review was conducted over the remainder of 1997 and consisted of comparisons of the executive officer team's salaries, bonuses and stock option awards to several similar companies and to industry averages for similar size companies.

     Base Salary. In determining the appropriate level of base salaries, the Compensation Committee considers responsibility, prior experience and accomplishments and the relative importance of the position in achieving TIS objectives. The Compensation Committee also sets base salaries at levels necessary to retain key employees, including consideration for information provided by TIS's outside independent consultants.

     Bonuses. Bonuses were awarded based upon achievement of individual or corporate performance objectives determined by the TIS Board from time to time. Factors considered by the Compensation Committee in awarding bonuses in fiscal 1997 included achievement of revenue and profitability goals established at the beginning of the year.

     Stock Option Grants. TIS currently maintains a 1996 Option Plan. The 1996 Option Plan provides for grants to employees, officers and consultants of TIS. The number of options granted to each executive officer is subjective based upon individual performance, future potential, and abilities to impact TIS's performance. In addition, the shares owned by the named executives and their respective option positions were considered in determining such option grants.

     The Committee's basis for compensation for TIS's Chief Executive Officer has been to remain consistent with its compensation policy for all executive officers of TIS. The 1997 base compensation of the Chief Executive Officer reflects an increase of 10.6%, whereas the bonus reflects a decrease of 33.9%, compared to the compensation and bonus levels of the previous year.

     Section 162(m) of the Internal Revenue Code generally limits to $1,000,000 the tax deductible compensation paid to the Chief Executive Officer and the four highest-paid executive officers who are employed as executive officers on the last day of the year. However, the limitation does not apply to performance-based compensation provided certain conditions are satisfied.

     None of the TIS's compensation payments for fiscal 1997 exceeded the tax deductibility limit set forth in Section 162(m) nor is it expected that compensation to be paid in fiscal 1998 will exceed that limit. The Compensation Committee will continue to monitor TIS's executive compensation with the impact of Section 162(m) where appropriate and consistent with TIS's compensation policy.

                                          Stephen T. Walker
                                          Gerald J. Popek
                                          Charles W. Stein

TIS COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     TIS's Compensation Committee was formed in June 1996 and the members of the committee are Mr. Walker, Dr. Popek and Mr. Stein. Neither Dr. Popek nor Mr. Stein was at any time during the fiscal year ended December 26, 1997 or at any other time, an officer or employee of TIS. Mr. Walker has been an officer and Director of TIS since May 1983. No executive officer of TIS serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of TIS's Board or Compensation Committee.

TIS PERFORMANCE GRAPH

     The following graph shows a month-by-month comparison of cumulative total shareholder return on TIS Common Stock, based on the market price of TIS Common Stock assuming reinvestment of dividends, with the cumulative total return of companies in the Nasdaq National Market and the Russell 2000 Index for the period beginning October 10, 1996, the day TIS Common Stock began trading, through February 27, 1998.

                    COMPARISON OF CUMULATIVE TOTAL RETURNS*

                                      LOGO

TIS SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires TIS officers and directors, and persons who own more than 10% of a registered class of TIS equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% beneficial owners are required to by the SEC's regulations to furnish TIS with copies of all Section 16(a) reports that they file.

     SEC rules require TIS to disclose all known delinquent Section 16(a) filings by its officers, directors and 10% stockholders in this Proxy Statement/Prospectus. Based solely on its review of the copies of reports received by it, or written representations from certain reporting persons that no such reports were required by those persons, TIS believes that during the fiscal year of 1997, all filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with, except that Dr. Branstad did not timely file a Form 4.

TIS PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of TIS's Common stock as of February 22, 1998 for (i) each person known by TIS to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of TIS, (iii) each of the TIS Named Officers, and (iv) all directors and executive officers of TIS as a group. Unless otherwise indicated (i) the persons named in the table have sole voting and investment power with respect to all shares of TIS Common Stock shown as beneficially owned by them, subject to community property laws where applicable, and (ii) the address for the persons named in the table is 3060 Washington Road, Glenwood, Maryland 21738.

                                                            TIS COMMON STOCK
                                                           BENEFICIALLY OWNED
                                                                 AS OF
                                                          FEBRUARY 22, 1997(1)
                                                         ----------------------
                                                         NUMBER OF
                         NAME                             SHARES        PERCENT
                         ----                            ---------      -------
Martha A. Branstad(2)..................................  1,433,462       10.3%
Ronald W. Kaiser(3)....................................     46,781          *
Gerald J. Popek(4).....................................      3,068          *
Charles W. Stein(5)....................................      6,068          *
Homayoon Tajalli(6)....................................    212,480        1.5%
Stephen T. Walker(7)...................................  2,859,325       20.6%
Harvey L. Weiss(8).....................................    135,895        1.0%
Gina Dubbe(9)..........................................     44,758          *
Stephen E. Smaha.......................................    876,841        6.3%
All directors and executive officers as a group
  (8 persons)(10)......................................  4,741,837       33.4%

---------------
  *  Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of TIS Common Stock subject to options currently exercisable or exercisable within 60 days after February 22, 1998 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

 (2) Includes 460,094 shares held in a trust over which Dr. Branstad is the Trustee, and includes 460,094 shares held in a trust over which Dr. Branstad's husband is the Trustee and over which Dr. Branstad exercises voting and investment power. Also includes 20,241 shares held by members of Dr. Branstad's family over which Dr. Branstad exercises voting and investment power; 375 shares held by Dr. Branstad's husband; and 71 shares issuable upon exercise of outstanding options held by Dr. Branstad's husband.

 (3) Includes 44,099 shares issuable upon exercise of outstanding options.

 (4) Includes 3,068 shares issuable upon exercise of outstanding options.

 (5) Includes 3,068 shares issuable upon exercise of outstanding options.

 (6) Includes 118,860 shares issuable upon the exercise of outstanding options. Also includes 14,751 shares held by Mr. Tajalli's wife.

 (7) Includes 147,230 shares held in a trust over which Mr. Walker is the Trustee, and includes 147,230 shares held in a trust over which Mr. Walker's wife is the Trustee and over which Mr. Walker does not exercise voting or investment power. Mr. Walker disclaims beneficial ownership of the latter 147,230 shares. Also includes 1,521 shares held by Mr. Walker's wife.

 (8) Includes 134,584 shares issuable upon exercise of outstanding options.

 (9) Includes 10,608 shares issuable upon exercise of outstanding options.

(10) See footnotes (3), (4), (5), (6), (8) and (9) above. Includes
     314,358 shares issuable upon exercise of outstanding options; and excludes options which may otherwise become vested upon consummation of the Merger.

                                 LEGAL MATTERS

     The validity of the shares of Network Associates Common Stock to be issued pursuant to the Reorganization Agreement and the federal income tax consequences of the Merger will be passed upon for Network Associates by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the Reorganization Agreement and the federal income tax consequences of the Merger will be passed upon for TIS by Piper & Marbury L.L.P., Washington, D.C.

                                    EXPERTS

     The consolidated financial statements of Network Associates, Inc. at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, have been incorporated by reference in this Proxy Statement/Prospectus in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Trusted Information Systems, Inc. at December 27, 1996 and December 26, 1997 and for each of the three years in the period ended December 26, 1997 appearing in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     Representatives of Ernst & Young LLP are expected to be present at the TIS Special Meeting and said representatives will have the opportunity to make a statement if they should desire to do so and they are expected to be available to respond to appropriate questions.

                             STOCKHOLDER PROPOSALS

     Pursuant to Rule 14a-8 under the Exchange Act, TIS stockholders may present proper proposals for inclusion in TIS's proxy statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to TIS in a timely manner. As noted in TIS's proxy statement relating to its 1997 Annual Meeting of Stockholders, in order to be so included for the 1998 annual meeting, in the event that the merger has not been consummated prior thereto, stockholder proposals must have been received by TIS no later than December 19, 1997, and must otherwise have complied with the requirements of Rule 14a-8.

                       TRUSTED INFORMATION SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets at December 27, 1996 and
  December 26, 1997.........................................   F-3
Consolidated Statements of Operations for the years ended
  December 29, 1995, December 27, 1996 and December 26,
  1997......................................................   F-4
Consolidated Statements of Shareholders' Equity for the
  years ended December 29, 1995, December 27, 1996 and
  December 26, 1997.........................................   F-5
Consolidated Statements of Cash Flows for the years ended
  December 29, 1995, December 27, 1996 and December 26,
  1997......................................................   F-6
Notes to Consolidated Financial Statements..................   F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Trusted Information Systems, Inc.

     We have audited the accompanying consolidated balance sheets of Trusted Information Systems, Inc. as of December 27, 1996 and December 26, 1997 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 26, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trusted Information Systems, Inc. at December 27, 1996 and December 26, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 26, 1997, in conformity with generally accepted accounting principles.

                                                 /s/ ERNST & YOUNG LLP

Vienna, Virginia
March 2, 1998

                       TRUSTED INFORMATION SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 27,    DECEMBER 26,
                                                                  1996            1997
                                                              ------------    ------------
Current assets:
  Cash and cash equivalents.................................  $ 3,237,147     $ 1,290,075
  Marketable securities.....................................   39,066,569      27,160,179
  Accounts receivable, net of allowance of $174,592 and
     $700,389 for 1996 and 1997, respectively...............    6,208,367      11,365,888
  Unbilled receivables......................................    1,746,370       2,108,761
  Prepaid expenses and other current assets.................      983,231       2,537,079
  Refundable income taxes...................................    1,507,121         480,000
                                                              -----------     -----------
          Total current assets..............................   52,748,805      44,941,982
Property and equipment, net.................................    6,851,062       8,161,497
Other assets................................................      355,593         664,962
                                                              -----------     -----------
          Total assets......................................  $59,955,460     $53,768,441
                                                              ===========     ===========

                           LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $ 1,044,914     $   568,425
  Accrued expenses..........................................    4,505,385       6,515,196
  Deferred income taxes.....................................      403,324              --
  Deferred revenue..........................................    2,280,126       3,446,422
  Notes payable, current portion............................      150,857         152,811
                                                              -----------     -----------
          Total current liabilities.........................    8,384,606      10,682,854
Notes payable, net of current portion.......................    2,424,355       2,276,345
Other non-current liabilities...............................       47,365          76,607
                                                              -----------     -----------
          Total liabilities.................................   10,856,326      13,035,806
Commitments

Shareholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized; no shares issued or outstanding............           --              --
  Common stock, $.01 par value; 40,000,000 shares
     authorized; 13,235,890 and 13,792,762 shares issued and
     outstanding at December 27, 1996 and December 26, 1997,
     respectively...........................................      132,359         137,928
  Additional paid-in capital................................   49,702,117      51,152,383
  Unrealized gains, net of income taxes of $932,838.........    1,495,162              --
  Foreign currency translation adjustment...................       12,663         (26,712)
  Retained deficit..........................................   (1,298,884)     (9,863,054)
  Deferred stock compensation...............................     (944,283)       (667,910)
                                                              -----------     -----------
          Total shareholders' equity........................   49,099,134      40,732,635
                                                              -----------     -----------
          Total liabilities and shareholders' equity........  $59,955,460     $53,768,441
                                                              ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                       TRUSTED INFORMATION SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                          DECEMBER 29,   DECEMBER 27,   DECEMBER 26,
                                                              1995           1996           1997
                                                          ------------   ------------   ------------
Revenues:
  Government contracts..................................  $12,327,502    $11,095,247    $ 9,605,877
  Commercial products...................................    4,270,924     14,602,736     28,782,406
  Commercial consulting services........................    1,491,661      1,677,285      3,834,400
                                                          -----------    -----------    -----------
                                                           18,090,087     27,375,268     42,222,683

Cost of revenues:
  Government contracts..................................    8,844,719      7,864,862      6,557,171
  Commercial products...................................    1,142,282      3,450,754      4,231,051
  Commercial consulting services........................      877,946        987,694      2,246,646
                                                          -----------    -----------    -----------
                                                           10,864,947     12,303,310     13,034,868
                                                          -----------    -----------    -----------
Gross profit............................................    7,225,140     15,071,958     29,187,815

Operating expenses:
  Selling, general and administrative...................    3,727,701     15,472,859     28,641,944
  Research and development..............................    1,144,737      4,309,891      8,532,987
  Non-recurring transaction and other related costs.....           --             --      3,534,957
                                                          -----------    -----------    -----------
                                                            4,872,438     19,782,750     40,709,888
                                                          -----------    -----------    -----------
Income (loss) from operations...........................    2,352,702     (4,710,792)   (11,522,073)
Other income (expense):
  Interest income.......................................       50,276        518,404      1,901,561
  Interest expense......................................     (158,778)      (415,243)      (259,750)
  Non-recurring gain on sale of marketable securities...           --             --      1,670,377
                                                          -----------    -----------    -----------
                                                             (108,502)       103,161      3,312,188
                                                          -----------    -----------    -----------
Income (loss) before income taxes.......................    2,244,200     (4,607,631)    (8,209,885)
Income tax provision (benefit)..........................      900,137     (1,396,510)       354,285
                                                          -----------    -----------    -----------
Net income (loss).......................................  $ 1,344,063    $(3,211,121)   $(8,564,170)
                                                          ===========    ===========    ===========
Earnings (loss) per share...............................  $      0.18    $     (0.32)   $     (0.63)
                                                          ===========    ===========    ===========
Earnings (loss) per share assuming dilution.............  $      0.17    $     (0.32)   $     (0.63)
                                                          ===========    ===========    ===========
Weighted average shares outstanding.....................    7,333,676      9,952,120     13,531,876
                                                          ===========    ===========    ===========
Weighted average shares outstanding assuming dilution...    8,018,579      9,952,120     13,531,876
                                                          ===========    ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                       TRUSTED INFORMATION SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                         COMMON STOCK                                      FOREIGN
                                     ---------------------   ADDITIONAL                   CURRENCY      RETAINED       DEFERRED
                                       NUMBER                  PAID-IN     UNREALIZED    TRANSLATION    EARNINGS        STOCK
                                     OF SHARES     AMOUNT      CAPITAL        GAINS      ADJUSTMENT     (DEFICIT)    COMPENSATION
                                     ----------   --------   -----------   -----------   -----------   -----------   ------------
BALANCE AT DECEMBER 30, 1994, AS
  PREVIOUSLY REPORTED..............   7,516,079   $ 75,161   $   359,200            --    $ (6,103)    $ 1,038,263            --
Adjustment for pooling of
  interests........................   1,378,726     13,787       644,709            --          --        (430,827)           --
                                     ----------   --------   -----------   -----------    --------     -----------   -----------
BALANCE AT DECEMBER 30, 1994, AS
  RESTATED.........................   8,894,805     88,948     1,003,909            --      (6,103)        607,436            --
Net income for 1995................          --         --            --            --          --       1,344,063            --
Exercise of stock options..........       6,453         64         3,169            --          --              --            --
Repurchase of common stock.........    (588,921)    (5,889)     (362,369)           --          --         (39,262)           --
Translation adjustment.............          --         --            --            --         982              --            --
                                     ----------   --------   -----------   -----------    --------     -----------   -----------
BALANCE AT DECEMBER 29,
  1995.............................   8,312,337     83,123       644,709            --      (5,121)      1,912,237            --
Net loss for 1996..................                     --            --            --          --      (3,211,121)           --
Exercise of stock options..........     646,979      6,470       341,454            --          --              --            --
Issuance of common stock net of
  costs............................     366,574      3,666     2,246,904            --          --              --            --
Sale of common stock, net of
  related costs of $1,869,250......   3,910,000     39,100    45,363,550            --          --              --            --
Unrealized gain on
  available-for-sale securities,
  net of tax.......................          --         --            --     1,495,162          --              --            --
Deferred stock compensation........          --         --     1,105,500            --          --              --    (1,105,500)
Amortization of deferred stock
  compensation.....................          --         --            --            --          --              --       161,217
Translation adjustment.............          --         --            --            --      17,784              --            --
                                     ----------   --------   -----------   -----------    --------     -----------   -----------
BALANCE AT DECEMBER 27,
  1996.............................  13,235,890    132,359    49,702,117     1,495,162      12,663      (1,298,884)     (944,283)
Net loss for 1997..................          --         --            --            --          --      (8,564,170)           --
Exercise of stock options..........     556,872      5,569       760,698            --          --              --            --
Stock Issued Compensation Plan.....          --         --       689,568            --          --              --            --
Gain on sale of available for-sale
  securities, net of tax...........          --         --            --    (1,495,162)         --              --            --
Amortization of deferred stock
  compensation.....................          --         --            --            --          --              --       276,373
Translation adjustment.............          --         --            --            --     (39,375)             --            --
                                     ----------   --------   -----------   -----------    --------     -----------   -----------
BALANCE AT DECEMBER 26, 1997.......  13,792,762   $137,928   $51,152,383            --    $(26,712)    $(9,863,054)  $  (667,910)
                                     ==========   ========   ===========   ===========    ========     ===========   ===========


                                        TOTAL
                                     -----------
BALANCE AT DECEMBER 30, 1994, AS
  PREVIOUSLY REPORTED..............  $ 1,466,521
Adjustment for pooling of
  interests........................      227,669
                                     -----------
BALANCE AT DECEMBER 30, 1994, AS
  RESTATED.........................  $ 1,694,190
Net income for 1995................    1,344,063
Exercise of stock options..........        3,233
Repurchase of common stock.........     (407,520)
Translation adjustment.............          982
                                     -----------
BALANCE AT DECEMBER 29,
  1995.............................    2,634,948
Net loss for 1996..................   (3,211,121)
Exercise of stock options..........      347,924
Issuance of common stock net of
  costs............................    2,250,570
Sale of common stock, net of
  related costs of $1,869,250......   45,402,650
Unrealized gain on
  available-for-sale securities,
  net of tax.......................    1,495,162
Deferred stock compensation........           --
Amortization of deferred stock
  compensation.....................      161,217
Translation adjustment.............       17,784
                                     -----------
BALANCE AT DECEMBER 27,
  1996.............................   49,099,134
Net loss for 1997..................   (8,564,170)
Exercise of stock options..........      766,267
Stock Issued Compensation Plan.....      689,568
Gain on sale of available for-sale
  securities, net of tax...........   (1,495,162)
Amortization of deferred stock
  compensation.....................      276,373
Translation adjustment.............      (39,375)
                                     -----------
BALANCE AT DECEMBER 26, 1997.......  $40,732,635
                                     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                       TRUSTED INFORMATION SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                      DECEMBER 29,   DECEMBER 27,   DECEMBER 26,
                                                          1995           1996           1997
                                                      ------------   ------------   ------------
OPERATING ACTIVITIES
  Net income (loss).................................  $ 1,344,063    $ (3,211,121)  $ (8,564,170)
     Adjustments:
       Depreciation.................................      261,020         347,929      1,000,873
       Deferred income taxes........................     (136,386)       (102,244)       528,634
       Amortization of deferred stock
          compensation..............................           --         161,217        276,373
       Gain on sale of marketable securities........           --              --     (1,670,377)
       Changes in operating assets and liabilities:
          Accounts receivable and unbilled
            receivables.............................   (2,924,877)     (2,187,758)    (5,519,912)
          Prepaid expenses and other current
            assets..................................     (119,829)       (724,793)    (1,553,848)
          Other assets..............................       22,065        (292,146)      (309,369)
          Accounts payable..........................      219,099         337,834       (476,489)
          Accrued payroll and other accrued
            expenses................................      819,102       1,745,238      2,009,811
          Other non-current liabilities.............           --          47,365         29,242
          Income taxes payable/refundable...........     (276,546)     (1,629,295)     1,027,121
          Deferred revenue..........................      999,706       1,239,667      1,166,296
                                                      -----------    ------------   ------------
  Net cash provided by (used in) operating
     activities.....................................      207,417      (4,268,107)   (12,055,815)
INVESTING ACTIVITIES
  Purchases of property and equipment...............   (2,095,829)     (3,457,150)    (2,311,308)
  Sale of marketable securities.....................           --              --      1,681,258
  (Purchase)/Redemption of marketable securities....           --     (36,628,126)     9,468,390
                                                      -----------    ------------   ------------
  Net cash (used in) provided by investing
     activities.....................................   (2,095,829)    (40,085,276)     8,838,340
FINANCING ACTIVITIES
  Proceeds from issuance of common stock, net of
     related costs..................................           --      47,653,220             --
  Proceeds from exercise of stock options and stock
     issued compensation plan.......................        3,233         347,924      1,455,835
  Repurchase of common stock........................     (407,520)             --             --
  Net borrowings (repayments) of short-term
     borrowings.....................................    1,523,000      (1,523,000)            --
  Proceeds from issuance of notes payable...........    1,036,299       1,801,777        600,000
  Repayments of notes payable.......................     (269,081)       (967,214)      (746,057)
                                                      -----------    ------------   ------------
  Net cash provided by financing activities.........    1,885,931      47,312,707      1,309,778
                                                      -----------    ------------   ------------
  Effect of exchange rate changes on cash...........          982          17,784        (39,375)
                                                      -----------    ------------   ------------
  Net change in cash and cash equivalents...........       (1,499)      2,977,108     (1,947,072)
  Cash and cash equivalents at beginning of
     period.........................................      261,538         260,039      3,237,147
                                                      -----------    ------------   ------------
  Cash and cash equivalents at end of period........  $   260,039    $  3,237,147   $  1,290,075
                                                      ===========    ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Interest paid during the period...................  $   162,724    $    499,474   $    263,723
                                                      ===========    ============   ============
  Income taxes paid during the period...............  $ 1,176,683    $    325,537   $          0
                                                      ===========    ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                       TRUSTED INFORMATION SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INFORMATION AS OF DECEMBER 26, 1997 AND FOR THE YEARS ENDED DECEMBER 29, 1995, DECEMBER 27, 1996 AND DECEMBER 26, 1997)

 1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

  Description of Business

     Trusted Information Systems, Inc. (the "Company" or "TIS") provides comprehensive security solutions for the protection of computer networks, including global Internet-based systems, internal networks and individual workstations and laptops. The Company develops, markets, licenses, and supports the Gauntlet family of firewall products, the Stalker line of intrusion detection products and other network security products as well as TIS' patented RecoverKey(TM) technology. In addition to providing leading edge information security products, TIS performs an array of services in the areas of cryptography, security consulting, training, and advanced research and engineering for commercial and government customers on a worldwide basis.

  Fiscal Periods

     The Company's fiscal year is based on a 52-53 week year ending on the last Friday in December. The years ended December 29, 1995, December 27, 1996 and December 26, 1997 were 52-week years. Each of the Company's fiscal quarters consists of a 13-week period.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Trusted Information Systems U.K. Limited ("TIS UK"), Trusted Information Systems GmbH ("TIS GmbH"), and Haystack Laboratories ("Haystack"). The TIS UK subsidiary was established in 1992 to conduct the Company's activities in the United Kingdom and the TIS GmbH subsidiary was established in 1996 to conduct the Company's activities in Germany. All material intercompany accounts and transactions have been eliminated upon consolidation. Prior period consolidated financial statements and corresponding notes to financial statements have been restated to give effect to the merger unless the effect of the business combination was not material to the financial statements of the Company (1995 was not restated due to immateriality).

     Revenues from the Company's European subsidiaries amounted to 3.1%, 3.8% and 6.7% of total revenues for the years ended December 29, 1995, December 27, 1996, and December 26, 1997, respectively. Translation adjustments from foreign operations are not significant in the current year nor is the risk associated with foreign operations considered to be significant.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Initial Public Offering and Related Matters

     Effective May 31, 1996, the Company consummated a tax-free reorganization for the purposes of becoming a Delaware corporation by issuing 40 shares of a new class of $.01 par value common stock in exchange for each share of the then outstanding no par value Class A (voting) and Class B (non-voting) common stock. The effect of this reorganization is reflected as if it had occurred at the beginning of the earliest period presented.

                       TRUSTED INFORMATION SYSTEMS, INC.

          (INFORMATION AS OF DECEMBER 26, 1997 AND FOR THE YEARS ENDED DECEMBER 29, 1995, DECEMBER 27, 1996 AND DECEMBER 26, 1997)

     On August 30, 1996, the Board of Directors approved a 1-for-1.6301 reverse stock split of the Company's common stock, which with stockholder approval became effective on September 28, 1996. All references in the accompanying financial statements to the number of shares of common stock and per share amounts have been restated to reflect the reverse stock split.

     In June 1996, the Company filed a registration statement with the SEC permitting the Company to sell 3,910,000 shares of its common stock to the public, including up to 510,000 shares to cover over-allotments. Pursuant to the registration statement, the Company completed its initial public offering (IPO) on October 10, 1996. The initial public offering resulted in proceeds to the Company of approximately $45.4 million, net of approximately $1.9 million in underwriting fees and offering expenses. The Company repaid approximately $4.9 million of its short-term borrowings and notes payable out of the proceeds.

  Other Information Regarding Basis of Presentation

     Amounts receivable, directly and indirectly, from government agencies approximated 15.9% and 16.8% of total accounts receivable at December 27, 1996 and December 26, 1997, respectively. Sales to these agencies accounted for approximately 68%, 41% and 23% of total revenues for the years ended December 29, 1995, December 27, 1996 and December 26, 1997, respectively.

     Export sales, primarily to Europe, were 4.8%, 7.6%, and 12.7% of total revenues for the years ended December 29, 1995, December 27, 1996, and December 26, 1997, respectively.

SIGNIFICANT ACCOUNTING POLICIES

  Marketable Securities

     Marketable securities are classified as available-for-sale and are carried at fair market value with unrealized gains and losses, net of taxes reported in a separate component of shareholders' equity. At December 27, 1996, marketable securities consisted of an investment in 100,000 shares of Cybercash, Inc. and approximately $36.7 million in U.S. Government and U.S. Government-sponsored securities, all with maturities of less than three months. At December 26, 1997, marketable securities consisted of approximately $27.2 million in government-sponsored securities with maturities of less than 9 months, carried at cost, which approximates their fair value.

     Realized gains in value judged to be other-than-temporary are included in investment income. Interest and dividends are included in investment income. At December 27, 1996, the common stock of Cybercash, Inc., which the Company purchased in connection with the formation of the company, had a cost basis of approximately $10,000 and an unrealized gain and estimated fair value of approximately $1.5 million (net of taxes of $932,838). The Company sold the Cybercash stock in the third quarter of 1997. Proceeds from this transaction were $1,681,258 and a gross gain of $1,670,377 was realized on the sale.

  Fair Value of Financial Instruments

     The Company considers the recorded costs of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and long-term debt to approximate the fair value of the respective assets and liabilities at December 27, 1996 and December 26, 1997. The Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from its customers.

                       TRUSTED INFORMATION SYSTEMS, INC.

          (INFORMATION AS OF DECEMBER 26, 1997 AND FOR THE YEARS ENDED DECEMBER 29, 1995, DECEMBER 27, 1996 AND DECEMBER 26, 1997)

  Property and Equipment

     Property and equipment is stated at cost. Additions prior to fiscal year 1996 are depreciated on an accelerated basis using estimated useful lives of 20-40 years for buildings and improvements and 5-10 years for furniture and equipment. Additions for fiscal years 1996 and 1997 are depreciated on a straight line basis over similar lives.

  Stock Options Granted to Employees

     The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, which encourages companies to recognize expense for stock-based awards based on their estimated fair value on the date of grant. Statement No. 123, effective for 1996, does not require companies to change their existing accounting for stock-based awards, but if the new fair value method is not adopted, pro forma income and earnings per share data should be provided in the footnotes to the financial statements. The Company's financial statements supplementally disclose the required pro forma information as if the fair value method had been adopted for 1996 and 1997. (See footnote 6.)

  Revenue Recognition

     Commercial Products and Services -- Revenues from the sale of goods, including software products, are recognized upon shipment, when collection of the receivable is probable and the Company has no significant remaining obligations. In instances where the Company directly installs its products, related installation revenues are recognized upon completion of installation. Commercial consulting services are provided primarily on a time and materials basis. The Company accounts for obligations under customer service, support and maintenance agreements by deferring a pro rata portion of revenue and recognizing it either ratably as the obligations are fulfilled or upon completion of performance.

     Government Contracts -- The Company enters into research and development contracts with government agencies under various pricing arrangements. Revenue from "cost-plus-fixed-fee" contracts is recognized on the basis of reimbursable contract costs incurred during the period, plus a percentage of the fixed fee. Revenue from "time and material" contracts is recognized on the basis of hours utilized, plus other reimbursable contract costs incurred during the period. Revenue from "firm-fixed-price" contracts is recognized on the percentage of completion method. Under this method, individual contract revenues are recorded based on the percentage relationship that contract costs incurred bear to management's estimate of total contract costs. Losses, if any, are accrued when their occurrence becomes known and the amount of the loss is reasonably determined.

     Under its government contracts, the Company is subject to audit by the Defense Contract Audit Agency (DCAA) which could result in the renegotiation of amounts previously billed. The DCAA has performed audits of the Company's costs through 1995. Management believes that the results of such audits will not have a material adverse effect on the Company's financial position or results of operations.

     Revenues recognized in excess of amounts billed to government agencies and retainage related to long-term contracts have been recorded as unbilled receivables in the accompanying balance sheets.

  Research and Development

     Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standard No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or

                       TRUSTED INFORMATION SYSTEMS, INC.

          (INFORMATION AS OF DECEMBER 26, 1997 AND FOR THE YEARS ENDED DECEMBER 29, 1995, DECEMBER 27, 1996 AND DECEMBER 26, 1997)

Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. The distribution of products incorporating encryption technology may be subject to U.S. government export restrictions.

  Advertising Costs

     All advertising costs are expensed when incurred. Costs which are included in expense for the years ended December 29, 1995, December 27, 1996, and December 26, 1997 were approximately $28,700, $340,453 and $854,715, respectively.

  Earnings (Loss) Per Share

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share exclude any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully dilutive earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

  Recently Issued Accounting Standards

     In June 1997, FASB issued Statement No. 130, "Reporting Comprehensive Income" which is effective for fiscal years beginning after December 15, 1997. The Statement establishes standards for reporting and display of comprehensive income and its components in financial statements. The Company will adopt Statement No. 130 in the first quarter of 1998 and will provide the financial statement disclosures as required by the Statement. The application of the new rules will not have an impact on the Company's financial position or results from operations.

     In June 1997, FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" which is effective for fiscal years beginning after December 15, 1997. The Statement changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial statements to shareholders. The Statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt Statement No. 131 in 1998 resulting in additional segment disclosures as required by the Statement. The application of the new rules will not have an impact on the Company's financial position or results from operations.

     In October 1997, the AICPA issued SOP 97-2, "Software Revenue Recognition," which changes the requirements for revenue recognition of software licenses and sales for transactions that the Company will enter into beginning January 1, 1998. The Company has not yet assessed what the impact of the SOP will be on the 1998 financial statements.

 2. SUBSEQUENT EVENTS

     Networks Associates, Inc. ("Network Associates") a Delaware corporation, and Trusted Information Systems, Inc., a Delaware corporation ("TIS"), have entered into an Agreement and Plan of Reorganization, dated as of February 22, 1998, (the "Reorganization Agreement"), among Network Associates, Thor

                       TRUSTED INFORMATION SYSTEMS, INC.

          (INFORMATION AS OF DECEMBER 26, 1997 AND FOR THE YEARS ENDED DECEMBER 29, 1995, DECEMBER 27, 1996 AND DECEMBER 26, 1997)

Acquisition Corp., a wholly-owned subsidiary of Network Associates ("Merger Sub"), and TIS. Pursuant to the Reorganization Agreement, Merger Sub will merge with and into TIS, TIS will continue as the surviving corporation and will become a wholly-owned subsidiary of Network Associates, and each outstanding share of common stock of TIS, $0.01 par value ("TIS Common Stock"), will be converted into the right to receive 0.323 of a share (the "Exchange Ratio") of the common stock of Network Associates.

     The Company has separation agreements with Gina Dubbe, Martha Branstad, Harvey Weiss, Homayoon Tajalli, and Ronald Kaiser which may compensate them and provide for certain benefits for up to one year after their services are separated in the event of certain circumstances.

 3. MERGERS AND ACQUISITIONS

     On October 16, 1997, the Company acquired 100% of the outstanding stock of Haystack Laboratories, Inc. ("Haystack"), an intrusion detection organization based in Austin, Texas, for 2,098,935 shares of the Company's Common Stock. The Company recognized approximately $3.5 million in non-recurring transaction and other related costs in connection with the merger. The business combination was accounted for by the pooling of interests method of accounting. As such, the assets, liabilities and shareholders' equity of Haystack were combined with the Company's respective accounts at recorded values. Prior period consolidated financial statements and corresponding notes to financial statements have been restated to give effect to the merger unless the effect of the business combination was not material to the financial statements of the Company (1995 was not restated due to immateriality).

     Included in the consolidated statements of operations for the year ended December 26, 1997 are the following results of the previously separate companies:

     Period from December 28, 1996 to September 26, 1997 (approximating the combination date).

                                                TIS      HAYSTACK    CONSOLIDATED
                                              -------    --------    ------------
                                                        (IN THOUSANDS)
  Revenues................................    $28,481    $ 1,309       $29,270
  Net loss................................     (2,069)   $(2,215)      $(4,264)

     The following is a reconciliation of revenues and net loss previously reported by the Company for the year ended December 27, 1996, with the combined amounts currently presented in the financial statements for that year:

     Year Ended December 27, 1996

                                                TIS      HAYSTACK    CONSOLIDATED
                                              -------    --------    ------------
                                                        (IN THOUSANDS)
  Revenues................................    $26,370    $ 1,005       $27,375
  Net loss................................    $(2,164)   $(1,047)      $(3,211)

     In connection with the acquisition of Haystack, an escrow was established of approximately 10% of the Company's shares issued to Haystack shareholders. In March, 1998, a contingent claim, the amount of which was indeterminate at December 26, 1997 and will be determined in accordance with the related escrow, was filed by the Company against a portion of those shares.

                       TRUSTED INFORMATION SYSTEMS, INC.

          (INFORMATION AS OF DECEMBER 26, 1997 AND FOR THE YEARS ENDED DECEMBER 29, 1995, DECEMBER 27, 1996 AND DECEMBER 26, 1997)

 4. PROPERTY AND EQUIPMENT

     Property and equipment consists of::

                                                    DECEMBER 27,    DECEMBER 26,
                                                        1996            1997
                                                    ------------    ------------
Land..............................................  $   322,926     $   322,926
Buildings and building improvements...............    4,657,585       4,783,818
Furniture and equipment...........................    3,214,021       5,091,510
Software..........................................      254,659         515,765
Vehicles..........................................           --          22,134
Leasehold improvements............................      116,123         140,469
                                                    -----------     -----------
                                                      8,565,314      10,876,622
Less: accumulated depreciation and amortization...   (1,714,252)     (2,715,125)
                                                    -----------     -----------
                                                    $ 6,851,062     $ 8,161,497
                                                    ===========     ===========

 5. NOTES PAYABLE

     Notes payable to banks and others consists of the following:

                                                     DECEMBER 27,    DECEMBER 26,
                                                         1996            1997
                                                     ------------    ------------
Small Business Administration mortgage note due in
  monthly principal and interest (10.1% per annum)
  installments of approximately $5,000 through 2009
Notes payable to a bank:...........................   $  405,052      $  387,453
  Mortgage note; principal due in monthly
     installments of $10,000 and interest payable
     monthly at a three year fixed rate of 8.46%,
     balance due December, 2011....................    1,750,000       1,640,000
  Mortgage note; due in monthly principal and
     interest (8.46% per annum) installments of
     $4,128; balance due December 2011.............      420,160         401,703
                                                      ----------      ----------
                                                       2,575,212       2,429,156
Less: current portion..............................      150,857         152,811
                                                      ----------      ----------
                                                      $2,424,355      $2,276,345
                                                      ==========      ==========

     In 1996, the Company modified its existing credit agreements and arranged for additional credit agreements to fund the Company's growth prior to its initial public offering. These short-term credit facilities were paid off in conjunction with the Company's initial public offering.

     The Company completed its expansion of its facilities at its Glenwood, Maryland location in 1996, and substantially paid down the balance on its construction loan of $1.8 million. This loan was then converted in December 1996 into a mortgage note which is collateralized by the underlying properties.

                       TRUSTED INFORMATION SYSTEMS, INC.

          (INFORMATION AS OF DECEMBER 26, 1997 AND FOR THE YEARS ENDED DECEMBER 29, 1995, DECEMBER 27, 1996 AND DECEMBER 26, 1997)

     Aggregate maturities of all notes payable at December 26, 1997 are as follows:

1998.....................................  $  152,811
1999.....................................     158,746
2000.....................................     162,547
2001.....................................     166,723
2002.....................................     171,312
Thereafter...............................   1,617,017
                                           ----------
Total....................................  $2,429,156
                                           ==========

 6. STOCK OPTIONS

     The Company has adopted the Amended and Restated Employee Stock Option Plan ("Employee Option Plan") and the 1996 Stock Option Plan ("1996 Option Plan") which provide for the grant of incentive stock options and non-statutory stock options to executives, employees and consultants. The Employee Option Plan authorizes the issuance of options to acquire 6,134,593 shares of common stock and at December 27, 1996, options to acquire 111,391 shares of common stock under this plan were outstanding. No further options were granted under this plan and no options related to this plan were outstanding at December 26, 1997. The 1996 Option Plan authorizes the issuance of options to acquire 1,625,667 shares of common stock, and, at December 27, 1996 and December 26, 1997, options to acquire 1,352,793 and 1,276,507 shares of common stock, respectively, were outstanding under this plan.

     The vesting period, contractual life, and the exercise price of each option shall be determined by the respective plan administration committee. However, for incentive stock options, the exercise price shall not be less than the fair market value of the common stock on the date of the grant.

     The Company has also adopted the 1996 Directors' Stock Option Plan ("Director Plan") which provides for the grant of non-statutory stock options to non-employee directors of the Company. The Director Plan authorizes the issuance of options to acquire 200,000 shares of common stock. On August 15, 1996 each of the Company's two existing outside directors were granted options to purchase 9,202 shares of common stock at an exercise price of $7.04 per share, and options to purchase 6,000 shares of common stock will be granted to each future director upon initial election to the board of directors. The options vest ratably over three years. Additionally, commencing in 1997, each director is entitled to annual grants of options to purchase 1,250 shares of common stock. Such annual options will vest in full at the earlier of (i) the first anniversary of the date of the grant or (ii) the date of the next annual meeting of stockholders. The exercise price of options granted under the Director Plan will equal the closing price per share of the common stock on the date of grant. As of December 27, 1996 and December 26, 1997, 18,404 and 20,904 options were outstanding under the Director Plan at weighted per share prices of $7.04 and $7.47, respectively.

     Upon a change in control of the Company, as defined by the plans, 50% of any outstanding unvested options under the 1996 Option Plan or the Director Plan prior to the date of such change in control shall vest and be immediately exercisable.

     In connection with the initial public offering, the Company recorded deferred compensation of $1,105,500 as a separate component of shareholders' equity related to the issuance in June 1996 of options for 92,018 shares of the Company's common stock. This deferred compensation is being amortized evenly over the four-year vesting period of the options. At December 27, 1996 and December 26, 1997, of the options for 92,018 shares, no options and options for 36,432 shares were exercisable, respectively.

                       TRUSTED INFORMATION SYSTEMS, INC.

          (INFORMATION AS OF DECEMBER 26, 1997 AND FOR THE YEARS ENDED DECEMBER 29, 1995, DECEMBER 27, 1996 AND DECEMBER 26, 1997)

     Option activity under the Employee Option Plan and the 1996 Option Plan is as follows:

                                           OPTIONS                       WEIGHTED
                                         OUTSTANDING                      AVERAGE
                                          UNDER THE         PRICE          PRICE
                                         STOCK PLANS      PER SHARE      PER SHARE
                                         -----------    -------------    ---------
Balance at December 30, 1994...........   1,205,188     $ .50 -   .69      $ .60
  Options granted......................          --                --         --
  Options exercised....................      (6,453)              .50        .50
  Options canceled.....................    (122,693)      .50 -   .69        .54
                                          ---------     -------------      -----
Balance at December 29, 1995...........   1,076,042       .50 -   .69        .69
  Options granted......................   1,304,712      2.66 -  7.04       2.98
  Options exercised....................    (646,979)      .50 -  7.04        .54
  Options canceled.....................    (269,591)      .50 -  7.04        .73
                                          ---------     -------------      -----
Balance at December 27, 1996...........   1,464,184       .69 -  7.04       2.73
  Options granted......................     583,749       .85 - 13.88       8.39
  Options exercised....................    (556,872)      .69 -  7.04       1.53
  Options canceled.....................    (214,554)      .85 - 13.88       4.80
                                          ---------     -------------      -----
Balance at December 26, 1997...........   1,276,507     $ .69 - 13.88      $5.64
                                          =========     =============      =====

     Options exercisable at December 26, 1997 totaled 439,522 at a weighted average per share price of $3.62.

     The Company adopted Financial Accounting Standard No. 123 entitled "Accounting for Stock-Based Compensation" ("FAS 123") as of December 27, 1996. The provisions of FAS 123 allow companies to either expense the estimated fair value of stock options or to continue their current practice but disclose the pro forma effects on net income and earnings per share had the fair value of the options been expensed. TIS has elected to continue its practice of recognizing compensation expense for its stock option incentive plans using the intrinsic value based method of accounting (see Note 1) and to provide the required pro forma information for stock options granted after December 29, 1995. Accordingly, TIS recognizes compensation expense for its stock option incentive plans using the intrinsic value method of accounting. Under the terms of the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock.

  Pro Forma Disclosure

     Had compensation expense for TIS' stock option incentive plans for options granted after December 29, 1995 been determined based on the estimated fair value at the grant dates for awards under those plans, TIS' pro forma net loss and loss per share for 1996 would have been $3,652,402 a nd ($0.37), respectively, and TIS' pro forma net loss and loss per share for 1997 would have been $9,738,786 and ($0.72), respectively. Since no options were granted by the Company, there is no pro forma effect for the year ended December 29, 1995. The effects on 1996 and 1997 pro forma net income and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income for future years due to such things as the vesting period of the stock options and the potential for issuance of additional stock options in future years.

     The fair value of options granted after December 29, 1995, used as a basis for the above pro forma disclosures, was estimated as of the date of grant using a Black-Scholes option pricing model. The option pricing assumptions for 1996 include a dividend yield of 0%; an expected volatility of 1.414; a risk-free interest

                       TRUSTED INFORMATION SYSTEMS, INC.

          (INFORMATION AS OF DECEMBER 26, 1997 AND FOR THE YEARS ENDED DECEMBER 29, 1995, DECEMBER 27, 1996 AND DECEMBER 26, 1997)

rate of 6.13%; and an expected life of 4 years. The option pricing assumptions for 1997 include a dividend yield of 0%, an expected volatility of 0.974, a risk-free interest rate of 5.74%, and an expected life of 4 years.

     Weighted-average fair value and exercise price per option granted during 1996 were $2.87 and $2.86, respectively for options whose exercise price was equal to the fair value of the options on the date of the grant. For options whose exercise price was less than the fair value on the date of the grant, the weighted average fair value and exercise price per option granted during 1996 were $13.92 and $2.66, respectively. Weighted-average fair value and exercise per option granted during 1997 were $7.98 and $11.31, respectively, for options where exercise price was equal to the fair value of the options on the date of the grant and no options were granted at less than the fair value on the date of the grant. The weighted average contractual life for all options outstanding at December 26, 1997 was 3.67 years.

     The following table summarizes information regarding stock options outstanding at December 26, 1997:

                          NUMBER OF OPTIONS           WEIGHTED AVERAGE
                             OUTSTANDING              CONTRACTUAL LIFE
                             --------------           ----------------
$ 2.66                          790,213                     3.33
$ 7.04                          103,177                     3.64
$13.875                          23,000                     4.22
$11.125                         353,867                     4.40
$12.625                           6,250                     4.49
                              ---------                     ----
     Total...........         1,276,507                     3.67
                              =========                     ====

 7. INCOME TAXES

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                     DECEMBER 27,    DECEMBER 26,
                                                         1996            1997
                                                     ------------    ------------
Deferred tax assets:
  Allowance for doubtful accounts..................   $   70,718      $  208,272
  Other accrued expenses...........................       69,668          72,885
  Accrued vacation.................................      208,454         230,082
  Deferred revenues................................      342,266          41,945
  Deferred compensation............................       65,212         168,997
  Accrual to cash adjustment.......................       37,000          40,358
  Tax credit carryforwards.........................           --         253,083
  Net operating loss carryforwards.................      329,000       1,664,893
                                                      ----------      ----------
                                                       1,122,318       2,680,515
Deferred tax liabilities:
  Property and equipment...........................      144,240         299,768
  Unbilled receivables.............................       49,154          68,754
  Unrealized gain on marketable securities.........      936,728              --
  Other............................................       29,520              --
                                                      ----------      ----------
                                                       1,159,642         368,522
Net deferred tax asset (liability).................      (37,324)      2,311,993
Less: valuation allowance..........................      366,000       2,311,993
                                                      ----------      ----------
Net deferred tax asset (liability).................   $ (403,324)     $        -
                                                      ==========      ==========

                       TRUSTED INFORMATION SYSTEMS, INC.

          (INFORMATION AS OF DECEMBER 26, 1997 AND FOR THE YEARS ENDED DECEMBER 29, 1995, DECEMBER 27, 1996 AND DECEMBER 26, 1997)

     SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 27, 1996 and December 26, 1997, management established a valuation allowance of $366,000 and $2,311,993, respectively, to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is an increase of $1,945,993.

     At December 26, 1997, the Company had net operating loss carryforwards approximating $3,463,000, which will expire in the year 2012. Approximately $400,000 of the net operating loss carryforwards relates to deductions associated with disqualifying dispositions of incentive stock options. The tax benefit of these deductions, when realized through a valuation allowance reduction, will be credited to additional paid in capital and will not reduce future period income tax expense.

     The provision (benefit) for income taxes consists of the following:

                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                       DECEMBER 29,    DECEMBER 27,    DECEMBER 26,
                                           1995            1996            1997
                                       ------------    ------------    ------------
Current:
  Federal............................   $  855,775     $(1,169,020)     $(231,409)
  State..............................      180,748        (246,909)       (31,443)
  Foreign............................           --              --         83,722
                                        ----------     -----------      ---------
                                         1,036,523      (1,415,929)      (179,130)
Deferred:
  Federal............................     (125,518)         18,118        505,024
  State..............................      (10,868)          1,301         28,391
                                        ----------     -----------      ---------
                                          (136,386)         19,419        533,415
                                        ----------     -----------      ---------
Total income tax provision
  (benefit)..........................   $  900,137     $(1,396,510)     $ 354,285
                                        ==========     ===========      =========

     The Company's provision for income taxes resulted in effective tax rates that varied from the statutory federal income tax rate as follows:

                                       YEAR ENDED      YEAR ENDED      YEAR ENDED
                                      DECEMBER 29,    DECEMBER 27,    DECEMBER 26,
                                          1995            1996            1997
                                      ------------    ------------    ------------
Expected federal income tax
  provision at 34%..................    $763,028      $(1,567,642)    $(2,791,361)
Expenses not deductible for tax
  purposes..........................      13,336           26,111       1,328,338
State income taxes, net of federal
  benefit...........................     112,121         (199,101)       (198,799)
Change in tax status................          --           92,000        (253,083)
S Corp income not taxed at the
  corporation level.................          --          (66,000)             --
Adjustment of prior year tax
  expense...........................          --               --         248,565
Other...............................      11,652          (47,878)         (9,090)
Foreign.............................          --               --          83,722
Change in valuation allowance.......          --          366,000       1,945,993
                                        --------      -----------     -----------
                                        $900,137      $(1,396,510)    $   354,285
                                        ========      ===========     ===========

                       TRUSTED INFORMATION SYSTEMS, INC.

          (INFORMATION AS OF DECEMBER 26, 1997 AND FOR THE YEARS ENDED DECEMBER 29, 1995, DECEMBER 27, 1996 AND DECEMBER 26, 1997)

 8. PROFIT SHARING AND STOCK PURCHASE PLAN

     The Company has a 401(k) profit sharing plan covering all permanent U.S. employees who work at least 20 hours per week and similar pension plans for non-U.S. employees. Participants may make voluntary contributions to the plans and the Company matches these contributions, up to 5% of the employee's salary. In addition, the Company may make discretionary contributions to the plans. Participant contributions vest immediately and Company contributions vest over a six-year period. For the plan years ended December 29, 1995 and December 27, 1996, the Company paid the expenses of operating the plan which were approximately $4,500 and $4,800, respectively. For the plan year ended December 26, 1997, forfeitures of $69,042 from terminated employees were used to pay $6,861 in operating expenses of the plan and to reduce the Company's contributions. Contributions to the plan charged to operations for the years ended December 29, 1995, December 27, 1996 and December 26, 1997 totaled $532,170, $880,478, and $815,350 respectively.

     In May 1997, the Company introduced an Employee Stock Purchase Plan to encourage and facilitate the purchase of Common Stock by employees of the Company. Under the plan, employees of the Company who elect to participate may purchase Common Stock at 85% of the fair market value of the Common Stock at the lesser of the stock closing price on the commencement date or the ending date of each offering period. The plan permits an enrolled employee to make contributions through the use of payroll deductions. The aggregate amount of stock which may be purchased under this plan is 400,000 shares. For fiscal 1997, 30,727 shares at a purchase price of $8.50 were paid for and issued on December 31, 1997.

 9. COMMITMENTS

     The Company leases certain office space in California, Maryland, and Virginia, and sales satellite offices, under non-cancelable operating lease agreements. Certain leases contain escalation clauses and require the Company to pay its share of any increases in operating expenses and real estate taxes. Rent expense was $281,381, $591,440 and $1,289,552 for the years ended December 29, 1995, December 27, 1996 and December 26, 1997, respectively. Future minimum lease payments under all non-cancelable operating lease arrangements are approximately as follows:

1998.............................  $1,632,685
1999.............................   1,567,183
2000.............................   1,394,304
2001.............................     862,939
2002.............................     271,298
Thereafter.......................          --
                                   ----------
Total............................  $5,728,409

     The Company maintains self-insurance programs for health care and short-term disability costs with stop-loss insurance. Expense incurred for group medical claims, program premiums and stop-loss limit charged to operations for the years ended December 29, 1995, December 27, 1996 and December 26, 1997 totaled $621,378, $780,888, and $1,186,147 respectively.

10. RELATED PARTY TRANSACTIONS

     The Company purchased property adjacent to its Glenwood, Maryland headquarters from a related party on June 28, 1996 for $360,000 by assuming a mortgage note payable (see Note 5) and the elimination of a receivable. Such property had previously been rented by the Company from the related party. Rent expense under the lease agreement for the years ended December 29, 1995 and December 27, 1996 totaled approximately $47,000 and $24,000, respectively.

                       TRUSTED INFORMATION SYSTEMS, INC.

          (INFORMATION AS OF DECEMBER 26, 1997 AND FOR THE YEARS ENDED DECEMBER 29, 1995, DECEMBER 27, 1996 AND DECEMBER 26, 1997)

     In August 1995, the Company issued a promissory note for the benefit of a shareholder and former officer in the principal amount of $307,520 representing the balance of monies due to him in connection with the repurchase by the Company of 588,921 shares of common stock. This promissory note was paid in full in September 1995.

11. COMPUTATION OF EARNINGS (LOSS) PER SHARE

     The following schedule sets forth the computation of basic and diluted earnings (loss) per share:

                                                                FOR FISCAL YEARS ENDING
                                                      --------------------------------------------
                                                      DECEMBER 29,    DECEMBER 27,    DECEMBER 26,
                                                          1995            1996            1997
                                                      ------------    ------------    ------------
Numerator for basic and diluted earnings per share:
  Net income (loss).................................   $1,344,063     $(3,211,121)    $(8,564,170)
Denominator:
  Denominator for basic earnings per
     share -- weighted average shares...............    7,333,676       9,952,120      13,531,876
     Effect of dilutive securities:
       Stock options................................      684,903              --              --
                                                       ----------     -----------     -----------
     Dilutive potential common shares...............      684,903              --              --
  Denominator for diluted earnings per
     share -- adjusted weighted average shares and
     assumed conversions............................    8,018,579       9,952,120      13,531,876
                                                       ==========     ===========     ===========
  Basic earnings (loss) per share...................   $     0.18     $     (0.32)    $     (0.63)
                                                       ==========     ===========     ===========
  Diluted earnings (loss) per share.................   $     0.17     $     (0.32)    $     (0.63)
                                                       ==========     ===========     ===========

     Options to purchase 1,464,184 shares of common stock at a weighted average per share price of $2.73 and 1,276,507 shares of common stock at a weighted average per share price of $5.64 were outstanding during 1996 and 1997, respectively, but were not included in the computation of diluted earnings per share as the effect would be antidilutive.

                                                                         ANNEX A

                      AGREEMENT AND PLAN OF REORGANIZATION
                                  BY AND AMONG

                           NETWORKS ASSOCIATES, INC.
                             THOR ACQUISITION CORP.

                                      AND

                       TRUSTED INFORMATION SYSTEMS, INC.

                         DATED AS OF FEBRUARY 22, 1998

                                  PROJECT THOR

                               TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----
ARTICLE I -- THE MERGER............................................   A-1
  1.1  The Merger..................................................   A-1
  1.2  Effective Time; Closing.....................................   A-1
  1.3  Effect of the Merger........................................   A-2
  1.4  Certificate of Incorporation; Bylaws........................   A-2
  1.5  Directors and Officers......................................   A-2
  1.6  Effect on Capital Stock.....................................   A-2
  1.7  Surrender of Certificates...................................   A-3
  1.8  No Further Ownership Rights in Company Common Stock.........   A-4
  1.9  Lost, Stolen or Destroyed Certificates......................   A-4
       Tax and Accounting Consequences.............................
 1.10                                                                 A-4
       Taking of Necessary Action; Further Action..................
 1.11                                                                 A-4

ARTICLE II -- REPRESENTATIONS AND WARRANTIES OF COMPANY............   A-5
  2.1  Organization of Company.....................................   A-5
  2.2  Company Capital Structure...................................   A-5
  2.3  Obligations With Respect to Capital Stock...................   A-5
  2.4  Authority...................................................   A-6
  2.5  SEC Filings; Company Financial Statements...................   A-7
  2.6  Absence of Certain Changes or Events........................   A-8
  2.7  Taxes.......................................................   A-8
  2.8  Title to Properties; Absence of Liens and Encumbrances......   A-9
  2.9  Intellectual Property.......................................  A-10
       Compliance; Permits; Restrictions...........................
 2.10                                                                A-12
       Litigation..................................................
 2.11                                                                A-13
       Brokers' and Finders' Fees..................................
 2.12                                                                A-13
       Employee Benefit Plans......................................
 2.13                                                                A-13
       Environmental Matters.......................................
 2.14                                                                A-16
       Agreements, Contracts and Commitments.......................
 2.15                                                                A-17
       Pooling of Interests........................................
 2.16                                                                A-18
       Change of Control Payments..................................
 2.17                                                                A-18
       Statements; Proxy Statement/Prospectus......................
 2.18                                                                A-18
       Board Approval..............................................
 2.19                                                                A-18
       Fairness Opinion............................................
 2.20                                                                A-18
       Section 203 of the Delaware General Corporation Law Not
 2.21  Applicable..................................................  A-18
       Customs.....................................................
 2.22                                                                A-18

ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF PARENT AND
  MERGER SUB.......................................................  A-19
  3.1  Organization of Parent and Merger Sub.......................  A-19
  3.2  Parent and Merger Sub Capital Structure.....................  A-19
  3.3  Authority...................................................  A-19
  3.4  SEC Filings; Parent Financial Statements....................  A-20
  3.5  Absence of Certain Changes or Events........................  A-20
  3.6  Statements; Proxy Statement/Prospectus......................  A-20
  3.7  Valid Issuance..............................................  A-21

                                                                     PAGE
                                                                     ----
ARTICLE IV -- CONDUCT PRIOR TO THE EFFECTIVE TIME..................  A-21
  4.1  Conduct of Business by Company..............................  A-21
  4.2  Conduct of Business by Parent...............................  A-23

ARTICLE V -- ADDITIONAL AGREEMENTS.................................  A-23
  5.1  Proxy Statement/Prospectus; Registration Statement; Other
       Filings; Board Recommendations..............................  A-23
  5.2  Meeting of Company Stockholders.............................  A-24
  5.3  Confidentiality; Access to Information......................  A-24
  5.4  No Solicitation.............................................  A-24
  5.5  Public Disclosure...........................................  A-25
  5.6  Reasonable Efforts; Notification............................  A-25
  5.7  Third Party Consents........................................  A-26
  5.8  Stock Options and Employee Benefits.........................  A-26
  5.9  Form S-8....................................................  A-27
       Indemnification.............................................
 5.10                                                                A-27
       Nasdaq Listing..............................................
 5.11                                                                A-27
       Company Affiliate Agreement.................................
 5.12                                                                A-27
       Regulatory Filings; Reasonable Efforts......................
 5.13                                                                A-27

ARTICLE VI -- CONDITIONS TO THE MERGER.............................  A-28
  6.1  Conditions to Obligations of Each Party to Effect the
       Merger......................................................  A-28
  6.2  Additional Conditions to Obligations of Company.............  A-28
  6.3  Additional Conditions to the Obligations of Parent and
       Merger Sub..................................................  A-29

ARTICLE VII -- TERMINATION, AMENDMENT AND WAIVER...................  A-30
  7.1  Termination.................................................  A-30
  7.2  Notice of Termination; Effect of Termination................  A-31
  7.3  Fees and Expenses...........................................  A-31
  7.4  Amendment...................................................  A-31
  7.5  Extension; Waiver...........................................  A-31

ARTICLE VIII -- GENERAL PROVISIONS.................................  A-32
  8.1  Non-Survival of Representations and Warranties..............  A-32
  8.2  Notices.....................................................  A-32
  8.3  Interpretation; Knowledge...................................  A-33
  8.4  Counterparts................................................  A-33
  8.5  Entire Agreement; Third Party Beneficiaries.................  A-33
  8.6  Severability................................................  A-33
  8.7  Other Remedies; Specific Performance........................  A-33
  8.8  Governing Law...............................................  A-33
  8.9  Rules of Construction.......................................  A-34
       Assignment..................................................
 8.10                                                                A-34
       WAIVER OF JURY TRIAL........................................
 8.11                                                                A-34

                               INDEX OF EXHIBITS

Exhibit A  Form of Voting Agreement
Exhibit B  Company Stock Option Agreement
Exhibit C  Form of Affiliate Agreement

                      AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of February 22, 1998, among Networks Associates, Inc., a Delaware corporation ("Parent"), Thor Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Trusted Information Systems, Inc., a Delaware corporation ("Company").

                                    RECITALS

     A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2 below) and in accordance with the Delaware General Corporation Law ("Delaware Law"), Parent and Company intend to enter into a business combination transaction.

     B. The Board of Directors of Company (i) has determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategy of Company and fair to, and in the best interests of, Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Company adopt and approve this Agreement and approve the Merger.

     C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain affiliates of Company are entering into Voting Agreements in substantially the form attached hereto as Exhibit A (the "Company Voting Agreements").

     D. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, Company shall execute and deliver a Stock Option Agreement in favor of Parent in substantially the form attached hereto as Exhibit B (the "Company Stock Option Agreement"). The Board of Directors of Company has approved the Company Stock Option Agreement.

     E. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     F. It is also intended by the parties hereto that the Merger shall qualify for accounting treatment as a pooling of interests.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "Certificate of Merger") (the time of such filing (or such later time as may be agreed in writing by Company and Parent and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and Plan of Reorganization and the Certificate of Merger. The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Certificate of Incorporation; Bylaws.

     (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Trusted Information Systems, Inc."

     (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

     1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

     1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following securities:

          (a) Conversion of Company Common Stock. Each share of Common Stock, $0.01 par value per share, of Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b), will be canceled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into the right to receive 0.3230 (the "Exchange Ratio") shares of Common Stock of Parent (the "Parent Common Stock") upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9).

          (b) Cancellation of Parent-Owned Stock. Each share of Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (c) Stock Options; Employee Stock Purchase Plans. At the Effective Time, all options to purchase Company Common Stock then outstanding under Company's Amended and Restated Employee Stock Option Plan (the "Employee Option Plan"), Company's Amended and Restated 1996 Directors Stock Option Plan (the "Directors' Plan") and Amended and Restated 1996 Stock Option Plan (the "1996 Option Plan" and together with the Employee Option Plan and the Directors' Plan, the "Company Stock Option Plans") shall be assumed by Parent in accordance with Section 5.8 hereof. Rights outstanding under Company's Employee Stock Purchase Plan (the "ESPP") shall be treated as set forth in Section 5.8.

          (d) Capital Stock of Merger Sub. Each share of Common Stock, $0.01 par value per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.01 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

          (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

          (f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of one share of Parent Common Stock for the five (5) most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market System ("Nasdaq").

     1.7  Surrender of Certificates.

     (a) Exchange Agent. Parent shall select a bank or trust company reasonably acceptable to Company to act as the exchange agent (the "Exchange Agent") in the Merger.

     (b) Parent to Provide Common Stock. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to
Section 1.6 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to
Section 1.6(f) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

     (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective
Time) of a certificate or certificates (the "Certificates"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into shares of Parent Common Stock pursuant to
Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.7(d) as to the payment of dividends, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d).

     (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(f) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

     (e) Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

     (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.8 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(f) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a customary indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.10  Tax and Accounting Consequences.

     (a) It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

     (b) It is intended by the parties hereto that the Merger shall qualify for accounting treatment as a pooling of interests.

     1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Company and Merger Sub will take all such lawful and necessary action. Parent shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated thereby.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

     Company represents and warrants to Parent and Merger Sub, subject to the exceptions specifically disclosed in writing in the disclosure letter and referencing a specific representation supplied by Company to Parent dated as of the date hereof and certified by a duly authorized officer of Company (the "Company Schedules"), as follows:

     2.1  Organization of Company.

     (a) Company and each of its subsidiaries (i) is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (iii) except as would not be material to Company, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

     (b) Company has delivered to Parent a true and complete list of all of Company's subsidiaries as of the date of this Agreement, indicating the jurisdiction of organization of each subsidiary and Company's equity interest therein.

     (c) Company has delivered or made available to Parent a true and correct copy of the Certificate of Incorporation and Bylaws of Company and similar governing instruments of each of its subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Company nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

     2.2 Company Capital Structure. The authorized capital stock of Company consists of 40,000,000 shares of Common Stock, $0.01 par value per share, of which there were 13,825,196 shares issued and outstanding as of January 31, 1998 (with no shares held in treasury) and 5,000,000 shares of Preferred Stock, $0.01 par value per share, of which no shares are issued or outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Company or any agreement or document to which Company is a party or by which it is bound. As of January 31, 1998, Company had reserved an aggregate of 1,704,956 shares of Company Common Stock, net of exercises, for issuance pursuant to the Company Stock Option Plans and an aggregate of 369,273 shares of Company Common Stock for issuance pursuant to the Company's ESPP. As of January 31, 1998, there were options outstanding to purchase an aggregate of 1,394,687 shares of Company Common Stock pursuant to the Company Stock Option Plans. In addition, as of May 28, 1998, the Company will be obligated to issue options to purchase 1,250 shares of Common Stock to each outside member of its Board of Directors pursuant to the Directors' Plan in connection with the Company's 1998 annual meeting of shareholders. As of May 28, 1998, the Company also will be obligated to issue approximately 38,000 shares of Common Stock to employees of the Company pursuant to the ESPP. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. The Company Schedules list for each person who held options to acquire shares of Company Common Stock as of January 3, 1998, the name of the holder of such option, the exercise price of such option, the number of shares as to which such option had vested at such date, the vesting schedule for such option and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration, if any.

     2.3  Obligations With Respect to Capital Stock. Except as set forth in
Section 2.2, there are no equity securities, partnership interests or similar ownership interests of any class of Company equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities Company owns free and clear of all claims and encumbrances, directly or indirectly through one or more subsidiaries, and except for shares of capital stock or other similar ownership interests of certain subsidiaries of Company that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Company or any of its subsidiaries is a party or by which it is bound obligating Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or any of its subsidiaries or obligating Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement and except as described in Section
2.3 of the Company Schedules, except as contemplated by this Agreement, there are no registration rights and, to the knowledge of Company, there are no voting trusts, proxies, rights plan, antitakeover plan or other agreements or understandings to which Company is a party or by which it is bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Stockholders of Company will not be entitled to dissenters' rights under applicable state law in connection with the Merger.

     2.4  Authority.

     (a) Company has all requisite corporate power and authority to enter into this Agreement and the Company Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject only to the approval and adoption of this Agreement and the approval of the Merger by Company's stockholders and the filing of the Certificate of Merger pursuant to Delaware Law. A vote of the holders of a majority of the outstanding shares of the Company Common Stock is sufficient for Company's stockholders to approve and adopt this Agreement and approve the Merger. This Agreement and the Company Stock Option Agreement have been duly executed and delivered by Company and, execution and delivery by Parent and Merger Sub, constitute a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement and the Company Option Agreement by Company do not, and the performance of this Agreement and the Company Option Agreement by Company will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Company or the equivalent organizational documents of any of its subsidiaries,
(ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by Company's stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective properties is bound or affected other than any conflict or violation which would not result in material liability to the Company, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or encumbrance on any of the material properties or assets of Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective assets are bound or affected. The Company Schedules list all consents, waivers and approvals under any of Company's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits to Company or Surviving Corporation or, to the Company's knowledge, Parent as a result of the Merger.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("Governmental Entity"), is required to be obtained or made by Company in connection with the execution and delivery of this Agreement and the Company Stock Option Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement/Prospectus (as defined in Section 2.18) with the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Company or Parent or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

     2.5  SEC Filings; Company Financial Statements.

     (a) Company has filed all forms, reports and documents required to be filed by Company with the SEC since October 10, 1996 and has made available to Parent such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Company may file subsequent to the date hereof) are referred to herein as the "Company SEC Reports." As of their respective dates, the Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the "Company Financials"), including each Company SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Company and its subsidiaries as at the respective dates thereof and the consolidated results of Company's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Company contained in Company SEC Reports as of September 26, 1997 is hereinafter referred to as the "Company Balance Sheet." Except as disclosed in the Company Financials, since the date of the Company Balance Sheet neither Company nor any of its subsidiaries has any liabilities required under GAAP to be set forth on a balance sheet (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its subsidiaries taken as a whole, except for liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices.

     (c) Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

     2.6 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet there has not been: (i) any Material Adverse Effect (as defined in Section 8.3(c)) on Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company's or any of its subsidiaries' capital stock, (iv) any granting by Company or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Company or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Company or any of its subsidiaries of any increase in severance or termination pay or any entry by Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby, (v) entry by Company or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property (as defined in Section 2.9) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Company with the SEC, (vi) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (vii) any material revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

     2.7  Taxes.

     (a) Definition of Taxes. For the purposes of this Agreement, "Tax" or "Taxes" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

     (b) Tax Returns and Audits.

          (i) Company and each of its subsidiaries have timely filed (taking into account applicable extensions) all federal and material state, local and foreign returns, estimates, information statements and reports ("Returns") relating to Taxes required to be filed by Company and each of its subsidiaries with any Tax authority, except such Returns which are not material to Company, and have paid all Taxes shown to be due on such Returns.

          (ii) Company and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act ("FICA"), Taxes pursuant to the Federal Unemployment Tax Act ("FUTA") and other Taxes required to be withheld, which amounts are material individually or in the aggregate.

          (iii) Neither Company nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Company or any of its subsidiaries, nor has Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

          (iv) Except as set forth on Schedule 2.7 of the Company Schedules, no audit or other examination of any Return of Company or any of its subsidiaries by any Tax authority is presently in progress, nor has Company or any of its subsidiaries been notified of any request for such an audit or other examination.

          (v) No adjustment relating to any Returns filed by Company or any of its subsidiaries has been proposed in writing formally or informally by any Tax authority to Company or any of its subsidiaries or any representative thereof.

          (vi) Neither Company nor any of its subsidiaries has any liability for unpaid Taxes which has not been accrued for or reserved on the Company Balance Sheet, whether asserted or unasserted, contingent or otherwise, which is material to Company, other than any liability for unpaid Taxes that may have accrued since the date of the Company Balance Sheet in connection with the operation of the business of Company and its subsidiaries in the ordinary course.

          (vii) There is no contract, agreement, plan or arrangement to which Company is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

          (viii) Neither Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have
     Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Company.

          (ix) Except for any such agreement or arrangement solely between the Company and its subsidiaries, neither Company nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

          (x) Except as may be required as a result of the Merger, Company and its subsidiaries have not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

          (xi) None of Company's or its subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code.

          (xii) The Company Schedules list (A) any foreign Tax holidays, (B) any intercompany transfer pricing agreements, or other arrangements that have been established by Company or any of its subsidiaries with any Tax authority and (C) any expatriate programs or policies affecting Company or any of its subsidiaries.

     2.8  Title to Properties; Absence of Liens and Encumbrances.

     (a) The Company Schedules list the real property interests owned by Company or any subsidiary as of the date of this Agreement. The Company Schedules list all material real property leases to which Company or any subsidiary is a party as of the date of this Agreement and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a claim in an amount greater than $50,000.

     (b) Each of Company and its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any liens, pledges, charges, claims, security interests or other encumbrances of any sort ("Liens"), except as reflected in the Company Financials and except for liens for taxes not yet due and payable and such Liens or other imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

     2.9  Intellectual Property.

     (a) Each of Company and its subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications for such patents, trademarks, trade names, service marks and copyrights, and all patent rights, trade secrets, schematics, technology, know-how, computer software and tangible or intangible proprietary information or material or other intellectual property or proprietary rights that are used to conduct its business as currently conducted (collectively, "Intellectual Property"). Each of Company and its subsidiaries has taken reasonable measures to protect the proprietary nature of each item of Intellectual Property that it considers confidential, and to maintain in confidence all trade secrets and confidential information that it presently owns or uses, except where the failure to own, license or possess legally enforceable rights to use such Intellectual Property would not, individually or in the aggregate, be expected to result in a material loss of benefits or loss to the Company's business.

          (i) Section 2.12(a)(i) of the Disclosure Schedule lists all material patents and patent applications and all material trademarks, registered copyrights, trade names and service marks owned by, or licensed exclusively to, Company or any of its subsidiaries and which are currently used in connection with the business of Company or its subsidiaries, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any such application for such issuance or registration has been filed.

          (ii) Section 2.12(a)(ii) of the Disclosure Schedule lists all material written licenses, sublicenses and other agreements to which Company or any of its subsidiaries is a party and pursuant to which any person is authorized to use any Intellectual Property rights (excluding (a) source or object code end-user licenses granted to end-users in the ordinary course of business that permit use of software products without a right to modify, distribute or sublicense the same ("End-User Licenses")) and (b) licenses, sublicenses or other agreements with resellers, distributors, original equipment manufacturers and other third party intermediaries that grant non-exclusive rights to use or modify (for purposes of establishing program interfaces) and resell or sublicense source or object code which (A) did not in any individual case represent $50,000 or more of revenues to the Company in 1997 on a consolidated basis, (B) were in all material respects in the standard forms of agreements provided by the Company to Acquiror, and (C) the Company has no reason to believe it will be material to the Company's or any of its subsidiaries' business or could reasonably be expected to have a material loss to the Company.

          (iii) Section 2.12(a)(iii) of the Disclosure Schedule lists all material written licenses, sublicenses and other agreements as to which Company or any of its subsidiaries is a party and pursuant to which Company or any such Subsidiary is authorized to use any third party Intellectual Property, including software ("Third Party Intellectual Property Rights") which are incorporated in any existing product or service of Company or any of its subsidiaries ("Embedded Products").

          (iv) Section 2.12(a)(iv) of the Disclosure Schedule lists all material written agreements or other arrangements under which Company or any of its subsidiaries has provided or agreed to provide source code of any product of the Company or any of its subsidiaries to any third party, except for software development kits provided either to agent integration providers or by shrink wrap licenses.

     Company has made available to Acquiror correct and complete copies of all such patents, registrations, applications (owned by Company or any of its subsidiaries), and all licenses, sublicenses and agreements referred to above and as amended to date. Except for retail purchases of software, neither Company nor any of its subsidiaries is a party to any oral license, sublicense or agreement which, if reduced to written form, would be required to be listed in
Section 2.12 of the Disclosure Schedule under the terms of this Section 2.12(a).

     (b) With respect to each material item of Intellectual Property that Company or any of its subsidiaries owns: (i) other than common law trademarks, and subject to such rights as have been granted by Company or any of its subsidiaries under non-exclusive license agreements and joint development agreements entered into by Company or any of its subsidiaries (copies of which have previously been made available or disclosed in writing to Acquiror), Company or its subsidiaries possesses all right, title, interest in and to such item; and

(ii) such item is not subject to any outstanding judgment, order, decree, stipulation or injunction that materially interferes with the conduct of Company's or any of its subsidiaries' business as currently conducted. With respect to each item of Third Party Intellectual Property Rights that is material to the business of the Company or any of its subsidiaries: (i) the license, sublicense or other agreement covering such item is legal, valid, binding, enforceable and in full force and effect with respect to Company or its subsidiaries, and, to Company's knowledge, is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto; (ii) neither Company nor any of its subsidiaries is in material breach or default thereunder, and to Company's knowledge no other party to such license, sublicense or other agreement is in material breach or default thereunder, and no event has occurred which with notice or lapse of time would constitute a material breach or default by Company or any of its subsidiaries or permit termination, modification or acceleration thereunder by the other party thereto;
(iii) the underlying item of Third Party Intellectual Property is not subject to any outstanding judgment, order, decree, stipulation or injunction to which Company or any of is subsidiaries is a party or has been specifically named that materially interferes with the conduct of Company's or any of its subsidiaries' business as currently conducted, nor to Company's knowledge subject to any other outstanding judgment, order, decree, stipulation, or injunction that materially interferes with the conduct of Company's or any of its subsidiaries' business as currently conducted.

     (c) Except as set forth in Section 2.12 of the Disclosure Schedule, neither Company nor any of its subsidiaries (i) has been named in any suit, action or proceeding which involves a claim of infringement or misappropriation of any Intellectual Property right of any third party or (ii) has received any written notice alleging any such claim of infringement or misappropriation. Company has made available to Acquiror correct and complete copies of all such suits, actions or proceedings or written notices. To the Company's knowledge, the manufacturing, marketing, licensing or sale of the products or performance of the service offerings of Company and its subsidiaries do not currently infringe, and have not infringed, any Intellectual Property right of any third party or to Company's knowledge any patent rights of third parties; and to the knowledge of Company, the Intellectual Property rights of Company and its subsidiaries are not being infringed by activities, products or services of any third party.

     (d) Except as set forth in Section 2.12 of the Disclosure Schedule, the execution and delivery of this Agreement by the Company, and the consummation of the transactions contemplated hereby, will neither cause the Company nor any of its subsidiaries to be in violation or default under any license, sublicense or agreement, nor terminate nor modify nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement, nor limit in any way the Company's or any of its subsidiaries' ability to conduct its business or use or provide the use of the Intellectual Property or intellectual property rights of others, which violation, default, termination, modification or limitation would reasonably be expected, individually or in the aggregate, to result in a material loss of benefit or loss to the Company.

     (e) Except for Embedded Products for which the Company has valid non-exclusive licenses which are disclosed in Section 2.12 of the Disclosure Schedule and which are adequate for each of the Company's and its subsidiaries' business as presently conducted and except for usual and customary rights retained by the United States government with respect to Intellectual Property developed under research contracts with the Federal government (the "Retained Fed Rights"), the Company is the sole and exclusive owner or the licensee of, with all right, title and interest in and to the Intellectual Property (free and clear of any liens or encumbrances), and has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use and distribution therefor or the material covered thereby in connection with the services or products in respect of which the Intellectual Property are being used, except where the failure to have such rights would not reasonably be expected to result in a material loss of benefit or loss to the Company. To the Company's knowledge, the government has never exercised, and the Company has no notice that the government intends to exercise, its rights to use or provide to others the use of the Retained Fed Rights with respect to the Intellectual Property in a manner that would be material to the Company's non-governmental business. The Retained Fed Rights do not materially interfere with the conduct of the Company's business.

     (f) The Company has heretofore delivered to Acquiror copies of the Company's and each of its subsidiaries' standard forms of End-User Licenses. Except as disclosed in Section 2.12 of the Disclosure

Schedule (which describe the material variations from the standard form of End-User License), neither the Company nor any of its subsidiaries has entered into any End-User Licenses which contain terms materially different than as set forth in the standard forms of such agreements made available to Acquiror.

     (g) The Company and each of its subsidiaries has taken reasonable security measures to safeguard and maintain the secrecy, confidentiality and value of, and its property rights in, all Intellectual Property. All officers, employees and consultants of the Company or any of its subsidiaries who have access to proprietary information or Intellectual Property have executed and delivered to the Company or any of its subsidiaries an agreement regarding the protection of proprietary information and the assignment to the Company or any of its subsidiaries of all Intellectual Property arising from the services performed for the Company or any of its subsidiaries by such persons. No current or prior officers, employees or consultants of the Company or any of its subsidiaries claim any ownership interest in any material Intellectual Property as a result of having been involved in the development of such property while employed by or consulting to the Company or any of its subsidiaries, or otherwise. Except as set forth in Section 2.12 of the Disclosure Schedule and except for the Embedded Products, all of the Intellectual Property have been developed by employees of the Company or any of its subsidiaries, within the scope of their employment.

     (h) The Company and each of its subsidiaries has sufficient right, title and interest in and to all material software development tools, not entirely developed internally, used by the Company or any of its subsidiaries in the development of any of the computer software included in the Intellectual Property.

     (i) To the knowledge of the Company's management, as of the date hereof, there are no material defects in the Company's or any of its subsidiaries' software products, and there are no errors in any documentation, specifications, manuals, user guides, promotional material, internal notes and memos, technical documentation, drawings, flow charts, diagrams, source language statements, demo disks, benchmark test results, and other written materials related to, associated with or used or produced in the development of the Company's or any of its subsidiaries' software products (collectively, the "Design Documentation"), which defects or errors would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The occurrence in or use by the computer software products currently sold by the Company or any of its subsidiaries, of dates on or after January 1, 2000 (the "Millennial Dates") will not adversely affect the performance of the software with respect to date dependent data, computations, output or other functions (including without limitation, calculating, computing and sequencing) and the software will create, sort and generate output data related to or including Millennial Dates without errors or omissions.

     (j) No government funding or university or college facilities were used in the development of the Company's or any of its subsidiaries' software products and the software was not developed pursuant to any contract or other agreement with any person or entity except pursuant to contracts or agreements listed in
Section 2.12 of the Disclosure Schedule.

     (k) To the knowledge of the Company's management, Section 2.12(k) of the Disclosure Schedule list all material warranty claims (including any pending claims) related to the Company's or any of its subsidiaries' products and the nature of such claims, except for customary product support and maintenance. To the knowledge of the Company's management, except as set forth in Section 2.12(k) of the Disclosure Schedule, neither the Company nor any of its subsidiaries has made any material oral or written representations or warranties with respect to its products or services.

     (l) Except as set forth on Schedule 2.12(k), the Company and its subsidiaries have been and are in compliance with the Export Administration Act of 1979, as amended, and all regulations promulgated thereunder.

     2.10  Compliance; Permits; Restrictions.

     (a) Neither Company nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which

Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause Company to lose any material benefit or incur any material liability. To the knowledge of the Company, no investigation or review by any Governmental Entity is pending or has been threatened in a writing delivered to Company against Company or any of its subsidiaries, nor, to Company's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of Company or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its subsidiaries, any acquisition of material property by Company or any of its subsidiaries or the conduct of business by Company as currently conducted.

     (b) Company and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are material to and required for the operation of the business of Company as currently conducted (collectively, the "Company Permits") except for any such failure which would not individually or in the aggregate be material to the Company. Company and its subsidiaries are in compliance in all material respects with the terms of the Company Permits, except where the failure to be in compliance with the terms of the Company Permits would not be material to Company.

     2.11 Litigation. Except as disclosed in the Company Schedules, there are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting Company or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonable be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a material loss to the Company's business. No Governmental Entity has at any time challenged or questioned in a writing delivered to Company the legal right of Company to design. manufacture, offer or sell any of its products in the present manner or style thereof.

     Except as disclosed in the Company Schedules, neither Company nor any Subsidiary has ever been subject to an audit, compliance review, investigation or like contract review by the GSA office of the Inspector General or other Governmental Entity or agent thereof in connection with any government contract (a "Government Audit"), to Company's knowledge no Government Audit is threatened or reasonably anticipated, and in the event of such Government Audit, to the knowledge of the Company no basis exists for a finding of noncompliance with any material provision of any government contract or a refund of any amounts paid or owed by any Governmental Entity pursuant to such government contract. For each item disclosed in the Company Schedule pursuant to this Section 2.11 a true and complete copy of all material correspondence and documentation with respect thereto has been provided to Parent.

     2.12 Brokers' and Finders' Fees. Except for fees payable to J.P. Morgan Securities Inc. and Updata Capital, Inc. pursuant to engagement letters, each dated January 21, 1998, copies of which have been provided to Parent, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.13  Employee Benefit Plans.

     (a) Definitions. With the exception of the definition of "Affiliate" set forth in Section 2.13(a)(i) below (which definition shall apply only to this Section 2.13), for purposes of this Agreement, the following terms shall have the meanings set forth below:

          (i) "Affiliate" shall mean any other person or entity under common control with Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

          (ii) "Company Employee Plan" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Company or any Affiliate for the benefit of any Employee;

          (iii) "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

          (iv) "DOL" shall mean the Department of Labor;

          (v) "Employee" shall mean any current, former, or retired employee, officer, or director of Company or any Affiliate;

          (vi) "Employee Agreement" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between Company or any Affiliate and any Employee or consultant;

          (vii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

          (viii) "FMLA" shall mean the Family Medical Leave Act of 1993, as amended;

          (ix) "International Employee Plan" shall mean each Company Employee Plan that has been adopted or maintained by Company, whether informally or formally, for the benefit of Employees outside the United States;

          (x) "IRS" shall mean the Internal Revenue Service;

          (xi) "Multiemployer Plan" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

          (xii) "PBGC" shall mean the Pension Benefit Guaranty Corporation; and

          (xiii) "Pension Plan" shall mean each Company Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

     (b) Schedule. The Company Schedules contain an accurate and complete list of each Company Employee Plan and each material Employee Agreement. Company does not have any plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or material Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

     (c) Documents. Company has provided to Parent: (i) correct and complete copies of all documents embodying to each Company Employee Plan and each Employee Agreement including all amendments thereto and written interpretations thereof; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (iv) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (v) all IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Company Employee Plan; (vi) all material written agreements and contracts relating to each Company Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (vii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Company; (viii) all standard COBRA forms and related notices; and (ix) all registration statements and prospectuses prepared in connection with each Company Employee Plan.

     (d) Employee Plan Compliance. (i) Company has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination; (iii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of Company or any Affiliates, threatened by the IRS or DOL with respect to any Company Employee Plan; and
(vii) neither Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code.

     (e) Pension Plans. Company does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

     (f) Multiemployer Plans. At no time has Company contributed to or been requested to contribute to any Multiemployer Plan.

     (g) No Post-Employment Obligations. No Company Employee Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

     (h) Neither Company nor any Affiliate has, prior to the Effective Time, and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA or any similar provisions of state law applicable to its Employees.

     (i) Effect of Transaction

          (i) Except as set forth on Section 2.13(i) of the Company Schedules, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

          (ii) No payment or benefit which will or may be made by Company or its Affiliates with respect to any Employee as a result of the transactions contemplated by this Agreement will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

     (j) Employment Matters. Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees, which amounts are material individually or in the aggregate; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and
(iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, threatened or reasonably anticipated claims or actions against Company under any worker's compensation policy or long-term disability policy. To Company's knowledge, no employee of Company has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such employee is bound due to such employee being employed by Company and disclosing to Company or using trade secrets or proprietary information of any other person or entity.

     (k) Labor. No work stoppage or labor strike against Company is pending, threatened or reasonably anticipated. Company does not know of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Company. Neither Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Company.

     (l) International Employee Plan. Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent Company or Parent from terminating or amending any International Employee Plan at any time for any reason.

     2.14  Environmental Matters.

     (a) Hazardous Material. Except as would not result in material liability to Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, (a "Hazardous Material") are present, as a result of the actions of Company or any of its subsidiaries or any affiliate of Company, or, to Company's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

     (b) Hazardous Materials Activities. Except as would not result in a material liability to Company (in any individual case or in the aggregate) (i) neither Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither Company nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

     (c) Permits. Company and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "Company Environmental Permits") necessary for the conduct of Company's and its subsidiaries, Hazardous Material Activities and other businesses of Company and its subsidiaries as such activities and businesses are currently being conducted.

     (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to Company's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against Company or any of its subsidiaries in a writing delivered to Company concerning any Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Company or any of its subsidiaries. Company is not aware of any fact or circumstance which could involve Company or any of its subsidiaries in any environmental litigation or impose upon Company any material environmental liability.

     2.15 Agreements, Contracts and Commitments. Except as otherwise set forth in the Company Schedules, neither Company nor any of its subsidiaries is a party to or is bound by:

          (a) any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of Company's Board of Directors, other than those that are terminable by Company or any of its subsidiaries on no more than thirty days notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit Company's or any of its subsidiaries ability to terminate employees at will;

          (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

          (c) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business;

          (d) any agreement, contract or commitment containing any covenant limiting in any respect the right of Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

          (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company's subsidiaries;

          (f) any joint marketing or development agreement currently in force under which Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 90 days or less, or any material agreement pursuant to which Company or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Company or any of its subsidiaries and which may not be canceled without penalty upon notice of 90 days or less; or

          (g) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Company product, service or technology except as a distributor in the normal course of business.

     Neither Company nor any of its subsidiaries, nor to Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Schedules pursuant to clauses (a) through (h) above or pursuant to
Section 2.9 hereof (any such agreement, contract or commitment, a "Company Contract") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

     2.16 Pooling of Interests. To the knowledge of Company, based on consultation with its independent accountants, neither Company nor any of its directors, officers, affiliates or stockholders has taken or agreed to take any action which would preclude Parent's ability to account for the Merger as a pooling of interests.

     2.17 Change of Control Payments. The Company Schedules set forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers and directors of Company as a result of or in connection with the Merger.

     2.18 Statements; Proxy Statement/Prospectus. The information supplied by Company for inclusion in the Registration Statement (as defined in Section 3.4(b)) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Company for inclusion in the proxy statement/prospectus to be sent to (a) the stockholders of Company in connection with the meeting of Company's stockholders to consider the approval and adoption of this Agreement and the approval of the Merger (the "Company Stockholders' Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement/Prospectus") shall not, on the date the Proxy Statement/Prospectus is first mailed to Company's stockholders or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders' Meeting which has become false or misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Company or any of its affiliates, officers or directors should be discovered by Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Company shall promptly inform Parent. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

     2.19 Board Approval. The Board of Directors of Company has, as of the date of this Agreement, determined (i) that the Merger is fair to, and in the best interests of Company and its stockholders, and (ii) to recommend that the stockholders of Company approve and adopt this Agreement and approve the Merger.

     2.20 Fairness Opinion. Company's Board of Directors has received a written opinion from J. P. Morgan Securities Inc. dated as of the date hereof, to the effect that as of the date hereof, the Merger and the Exchange Ratio are fair to Company's stockholders from a financial point of view and has delivered to Parent a copy of such opinion.

     2.21  Section 203 of the Delaware General Corporation Law Not
Applicable. The Board of Directors of Company has taken all actions so that the restrictions contained in Section 203 of the Delaware General Corporation Law applicable to a "business combination" (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement.

     2.22 Customs. Company has acted with reasonable care to properly value and classify, in accordance with applicable tariff laws, rules and regulations, all goods that Company or any of its subsidiaries import into the United States or into any other country (the "IMPORTED GOODS"). To Company's knowledge, there are currently no material claims pending against Company by the U.S. Customs Service (or other foreign customs authorities) relating to the valuation, classification or marking of the Imported Goods.

                                  ARTICLE III

                       REPRESENTATIONS AND WARRANTIES OF
                             PARENT AND MERGER SUB

     Parent and Merger Sub represent and warrant to Company, subject to the exceptions specifically disclosed in writing in the disclosure letter and referencing a specific representation supplied by Parent to Company dated as of the date hereof and certified by a duly authorized officer of Parent (the "PARENT SCHEDULES"), as follows:

     3.1  Organization of Parent and Merger Sub.

     (a) Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (iii) except as would not be material to Parent, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

     (b) Parent has delivered or made available to Company a true and correct copy of the Certificate of Incorporation and Bylaws of Parent, each as amended to date, and each such instrument is in full force and effect. Neither Parent nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

     3.2 Parent and Merger Sub Capital Structure. The authorized capital stock of Parent consists of 300,000,000 shares of Common Stock, of which there were 69,920,883 shares issued and outstanding as of December 31, 1997, and 5,000,000 shares of Preferred Stock, of which one share of Series A Preferred Stock is issued and outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Articles of Incorporation or Bylaws of Parent or any agreement or document to which Parent is a party or by which it is bound. The authorized capital stock of Merger Sub consists of 100 shares of Common Stock, $0.01 par value, all of which, as of the date hereof, are issued and outstanding and are held by Parent. Merger Sub was formed on or about February 19, 1998, for the purpose of consummating the Merger and has no material assets or liabilities except as necessary for such purpose.

     3.3  Authority.

     (a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into, as applicable, this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Parent or Merger Sub, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or by which any of their respective properties is bound or affected or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Parent's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or encumbrance on any of the material properties or assets of Parent or Merger Sub pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound or affected.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of a Form S-4 (or any similar successor form thereto) Registration Statement (the "Registration Statement") with the SEC in accordance with the Securities Act,
(ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the HSR Act and the securities or antitrust laws of any foreign country, and (v) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Parent or Company or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

     3.4  SEC Filings; Parent Financial Statements.

     (a) Parent has filed all forms, reports and documents required to be filed by Parent with the SEC since January 1, 1997, and has made available to Company such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the "Parent SEC Reports." As of their respective dates, the Parent SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) The Company's revenue recognition practices and policies have been and will be consistent with SOP 97-2. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the "Parent Financials"), including any Parent SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Parent contained in Parent SEC Reports as of December 31, 1997 is hereinafter referred to as the "Parent Balance Sheet."

     3.5 Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet there has not been any Material Adverse Effect on Parent.

     3.6 Statements; Proxy Statement/Prospectus. The information supplied by Parent for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is first mailed to Company's stockholders or at the time of the Company Stockholders' Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders' Meeting which has become false or misleading. If at any time prior to the Effective Time, any event relating to Parent or any of its affiliates, officers or directors should be discovered by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents.

     3.7 Valid Issuance. The Parent Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement: (a) will be validly issued, fully paid and nonassessable; and (b) will not be subject to any restrictions on resale under the Securities Act, other than restrictions imposed by Rule 145 promulgated under the Securities Act.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business by Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing, carry on its business, in all material respects, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, Company will promptly notify Parent of any material event involving its business or operations.

     In addition, except as permitted by the terms of this Agreement, and except as provided in Article 4 of the Company Schedules, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

          (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Parent, or adopt any new severance plan;

          (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Intellectual Property, or enter into grants to future patent rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

          (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

          (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its subsidiaries, except repurchases issued shared at fair market value in connection with employees exercised of options pursuant to the Company's Stock Option Plan of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

          (f) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance delivery and/or sale of (i) shares of Company Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement, and
     (ii) shares of Company Common Stock issuable to participants in the ESPP consistent with the terms thereof;

          (g) Cause, permit or propose any amendments to its Certificate of Incorporation, Bylaws or other charter documents (or similar governing instruments of any of its subsidiaries);

          (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Company or enter into any material joint ventures, strategic partnerships or alliances;

          (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Company, except sales of inventory in the ordinary course of business consistent with past practice;

          (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

          (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will,"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

          (l) Make any payments outside of the ordinary course of business in excess of $250,000;

          (m) except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which Company or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

          (n) enter into any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of Company's products or products licensed by Company other than in the ordinary course of business consistent with past practice;

          (o) materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

          (p) Take any action that would be reasonably likely to interfere with Parent's ability to account for the Merger as a pooling of interests whether or not otherwise permitted by the provisions of this Article IV;

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

          (q) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement; or

          (r) Agree in writing or otherwise to take any of the actions described in Article 4 (a) through (q) above.

     4.2 Conduct of Business by Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except as permitted by the terms of this Agreement and except as provided in Article 4 of the Parent Schedules, without the prior written consent of Company (which consent shall not be unreasonably withheld), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent shall not do any of the following:

     (a) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

     (b) Take any action that would be reasonably likely to interfere with Parent's ability to account for the Merger as a pooling of interests; or

     (c) Acquire or enter into any agreement to acquire a majority of the voting securities or substantially all of the assets of any corporation or other business entity (other than Company), whether by merger, consolidation, stock tender or otherwise, provided, however, that nothing herein shall prevent Parent from doing any of the foregoing until such time as the consideration paid by Parent (as determined in good faith by the Board of Directors of Parent as of the time such acquisition is approved by such Board or as of such other time as such Board may determine) to acquire such voting securities or assets (in any individual case or in the aggregate) shall exceed $300,000,000.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

 5.1  Proxy Statement/Prospectus; Registration Statement; Other Filings; Board
                                Recommendations.

     (a) As promptly as practicable after the execution of this Agreement, Company and Parent will prepare, and file with the SEC, the Proxy Statement/Prospectus and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Company and Parent will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and Company will cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of Company and Parent will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each of Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any Other Filing. Each of Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any Other

Filing, Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Company, such amendment or supplement.

     (b) The Proxy Statement/Prospectus will include the recommendation of the Board of Directors of Company in favor of adoption and approval of this Agreement and approval of the Merger.

     5.2 Meeting of Company Stockholders. Promptly after the date hereof, Company will take all action necessary in accordance with the Delaware Law and its Certificate of Incorporation and Bylaws to convene the Company Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon this Agreement and the Merger or the issuance of shares of Parent Common Stock pursuant to the Merger, respectively. Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals.

     5.3  Confidentiality; Access to Information.

     (a) The parties acknowledge that Company and Parent have previously executed a Mutual Confidentiality Agreement, dated as of February 4, 1998 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

     (b) Access to Information. Each of Company and Parent will afford the other and the other's accountants, counsel and other representatives reasonable access during normal business hours to their properties, books, records and personnel and during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of their operations and personnel, as the other may reasonably request. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.4  No Solicitation.

     (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to its terms Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers or directors or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal (as hereinafter defined) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal. Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any action taken by any officer, director or employee of Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Company or any of its subsidiaries that if taken by the Company would constitute a breach by the Company of the immediately preceding two sentences shall be deemed to be a breach of this Section 5.4 by Company. For purposes of this Agreement, "Acquisition Proposal" means any inquiry, proposal or offer from any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) relating to any direct or indirect acquisition or purchase of a substantial amount of assets of Company or any of its subsidiaries (other than the purchase of Company's products in the ordinary course of business) or more than a 20% interest in the total voting securities of Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 20% or more of the total voting securities of Company or any of its subsidiaries or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving Company or any of its subsidiaries, other than the transactions contemplated by this Agreement.

     (b) Neither the Board of Directors of Company nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by such Board of Directors or any such committee of this Agreement or the Merger or (ii) cause Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (an "Acquisition Agreement") with respect to any Acquisition Proposal. In addition, from and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to its terms, Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal.

     (c) In addition to the obligations of Company set forth in paragraphs (a) and (b) of this Section 5.4, Company as promptly as practicable shall advise Parent orally and in writing of any request for non-public information which Company reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which Company reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person making any such request, Acquisition Proposal or inquiry. Company will keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

     (d) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit Company from (i) taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to Company's stockholders if, in the good faith judgment of the majority of the members of the Board of Directors of Company, after consultation with independent legal counsel, failure to so disclose would be inconsistent with applicable laws; provided that none of Company nor its Board of Directors nor any committee thereof shall withdraw or modify, or publicly propose to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal.

     5.5 Public Disclosure. Parent and Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

     5.6  Reasonable Efforts; Notification.

     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct theirbusinesses or to own or exercise control of such assets, properties and stock.

     (b) Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     (c) Parent shall give prompt notice to Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     5.7 Third Party Consents. As soon as practicable following the date hereof, Parent and Company will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

     5.8  Stock Options and Employee Benefits.

     (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock (each a "Company Stock Option") under the Company Stock Option Plans, whether or not exercisable, will be assumed by Parent. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (i) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and
(ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

     (b) It is intended that Company Stock Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in
Section 422 of the Code to the extent Company Stock Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.8 shall be applied consistent with such intent.

     (c) At the Effective Time, each outstanding purchase right (an "Assumed Purchase Right") under the ESPP shall be deemed to constitute a purchase right to acquire, on the same terms and conditions as were applicable under the ESPP immediately prior to the Effective Time, a number of shares of Parent Common Stock determined as provided in the ESPP except that the purchase price of such shares of Parent Common

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

Stock under each Assumed Purchase Right shall be the lower of (i) the quotient determined by dividing eighty-five percent (85%) of the fair market value of the Company Common Stock on the offering date of each assumed offering by the Exchange Ratio or (ii) eighty-five percent (85%) of the fair market value of the Parent Common Stock on each exercise date of the assumed offering occurring after the Effective Time. As soon as practicable after the Effective Time, Parent shall deliver to the participants in the ESPP appropriate notice setting forth such participants' rights pursuant thereto and that the purchase rights pursuant to the ESPP shall continue in effect on the same terms and conditions.

     5.9 Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options and Assumed Purchase Right within five days after the Effective Time and intends to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

     5.10  Indemnification.

     (a) From and after the Effective Time, Parent will and will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements between Company and its directors and officers as of the Effective Time (the "Indemnified Parties") and any indemnification provisions under Company's Certificate of Incorporation or Bylaws as in effect on the date hereof. The Certificate of Incorporation and By-laws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Company, unless such modification is required by law. The foregoing parties are expressly made third party beneficiaries to the provisions of this Section 5.10.

     (b) For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Company's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of Company; provided, however, that in no event will Parent or the Surviving Corporation be required to expend annual premiums in excess of $200,000 for such coverage (or such coverage as is available for such annual premium of $200,000).

     5.11 Nasdaq Listing. Parent agrees to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

     5.12 Company Affiliate Agreement. Set forth on the Company Schedules is a list of those persons who may be deemed to be, in Company's reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act (each a "Company Affiliate"). Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. Company will use its commercially reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit C (the "Company Affiliate Agreement"), each of which will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement. The Company will also use reasonable effort to cause Steve Smaha to execute a Company Voting Agreement.

     5.13 Regulatory Filings; Reasonable Efforts. As soon as may be reasonably practicable, Company and Parent each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

          (a) Company Stockholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of Company.

          (b) Registration Statement Effective; Proxy Statement; Nasdaq
     Listing. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC. The shares to be issued in the Merger and under the Company Stock Plan shall be approved for listing on the Nasdaq National Market.

          (c) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

          (d) Tax Opinions. Parent and Company shall each have received written opinions from their respective tax counsel (Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Piper & Marbury, L.L.P., respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub and Company shall be treated as a party to this Agreement and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Parent or Company does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

     6.2 Additional Conditions to Obligations of Company. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct in all material respects as of the date of this Agreement and (ii) shall be true and correct in all material respects on and as of the Closing Date except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such particular date), with the same force and effect as if made on and as of the Closing Date. Solely for the purpose of the application of clause (ii) above, all representations and warranties of Parent set forth in this Agreement that are qualified as to materiality (including without limitation by the word

     "material" in the phrases "material adverse change" or "material adverse effect") shall be deemed to be not so qualified. Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

          (c) Material Adverse Effect. No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement.

     6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Parent:

          (a) Representations and Warranties. The representations and warranties of Company contained in this Agreement (i) shall have been true and correct in all material respects as of the date of this Agreement and (ii) shall be true and correct in all material respects on and as of the Closing Date except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such particular date), with the same force and effect as if made on and as of the Closing Date, except, with regard to the foregoing clauses (i) and
     (ii), in such cases (other than the representations in Sections 2.2, 2.3, 2.20 and 2.21) where the failure to be so true and correct would not have a Material Adverse Effect on Company. Solely for the purpose of the application of clause (ii) above, all representations and warranties of Company set forth in this Agreement that are qualified as to materiality (including without limitation by the word "material" in the phrases "material adverse change" or "material adverse effect") shall be deemed to be not so qualified. Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by an authorized officer of Company.

          (b) Agreements and Covenants. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

          (c) Material Adverse Effect. No Material Adverse Effect with respect to Company shall have occurred since the date of this Agreement.

          (d) Noncompetition Agreements. Stephen T. Walker shall have entered into a Noncompetition Agreement substantially in the form attached hereto as Exhibit D and such agreement shall be in full force and effect.

          (e) Affiliate Agreements. Each of the Company Affiliates shall have entered into the Company Affiliate Agreement and each of such agreements will be in full force and effect as of the Effective Time.

          (f) Opinion of Accountants. Parent shall have received letters from each of Coopers & Lybrand L.L.P. and Ernst & Young LLP, respectively, dated within two (2) business days prior to the Effective Time, regarding that firm's concurrence with Parent's management's and Company's management's conclusions as to the appropriateness of pooling of interest accounting for the Merger under Accounting Principles Board Opinion No. 16, if the Merger is consummated in accordance with this Agreement.

          (g) Consents. Company shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth on Schedule 6.3(g).

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

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the stockholders of Company or Parent:

          (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

          (b) by either Company or Parent if the Merger shall not have been consummated by July 31, 1998 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

          (c) by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

          (d) by either Company or Parent if the required approval of the stockholders of Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company stockholders duly convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Company where the failure to obtain Company stockholder approval shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a breach by Company of this Agreement);

          (e) by Parent if (i) the Board of Directors of Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger or this Agreement, (ii) Company shall have failed to include in the Proxy Statement/Prospectus the recommendation of the Board of Directors of Company in favor of approval of the Merger and this Agreement, (iii) the Board of Directors of Company shall have failed to reconfirm such recommendation within five business days after a written request to do so, (iv) the Board of Directors of Company or any committee thereof shall have recommended any Acquisition Proposal, (v) the Board of Directors of Company or any committee thereof shall have resolved to do any of the foregoing or (vi) the Company or any of its officers or directors shall participate in any discussions or negotiations in breach of Section 5.4;

          (f) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then Company may not terminate this Agreement under this Section 7.1(f) for thirty days after delivery of written notice from Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that Company may not terminate this Agreement pursuant to this paragraph (f) if it shall have materially breached this Agreement or if such breach by Parent is cured during such thirty day period); or

          (g) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Company's representations and warranties or breach by Company is curable by Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(g) for thirty days after delivery of written notice from Parent to Company of such breach, provided Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement or if such breach by Company is cured during such thirty day period).

     7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8 (miscellaneous), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

     7.3  Fees and Expenses.

     (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

     (b) Company Payments. In the event that this Agreement is terminated by Parent pursuant to Section 7.1(d) or (e), Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a fee equal to $9,000,000 in immediately available funds (the "Termination Fee"); provided, however, that such payment shall not be due if (i) in the case of termination under Section 7.1(d), the failure to obtain the required stockholder approval is primarily the result of a Material Adverse Effect on Parent or (ii) in the case of termination under Section 7.1(e) if any of the specified actions are taken primarily as a result of a Material Adverse Effect on Parent. Company acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if Company fails promptly to pay the amounts due pursuant to this
Section 7.3(b), and, in order to obtain such payment, Parent commences a suit which results in a judgment against Company for the amounts set forth in this
Section 7.3(b), Company shall pay to Parent its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of The Chase Manhattan Bank in effect on the date such payment was required to be made.

     (c) Payment of the fees described in Section 7.3(b) above shall not be in lieu of damages incurred in the event of breach of this Agreement.

     7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and Company.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

        (a) if to Parent or Merger Sub, to:

          Trusted Information Systems, Inc.
           3060 Washington Road
           Glenwood, Maryland 21738
           Attention: Stephen T. Walker
           Telephone No.: (301) 854-6889
           Telecopy No.: (301) 854-5755

         with a copy to:

          Wilson Sonsini Goodrich & Rosati, P.C.
           650 Page Mill Road
           Palo Alto, California 94304-1050
           Attention: Jeffrey D. Saper, Esq.
                    Kurt J. Berney, Esq.
          Telephone No.: (650) 493-9300
           Telecopy No.: (650) 493-6811

        (b) if to Company, to:

          Networks Associates, Inc.
           2805 Bowers Avenue
           Santa Clara, California 95051
           Attention: Prabhat K. Goyal
           Telephone No.: (408) 988-3932
           Telecopy No.: (408) 988-6054

         with a copy to:

          Piper & Marbury, L.L.P.
           1200 Nineteenth Street, N.W.
           Washington, D.C. 20036
           Attention: Edwin M. Martin, Jr., Esq.
           Telephone No.: (202) 861-6315
           Telecopy No.: (202) 223-2085

     8.3  Interpretation; Knowledge.

     (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

     (b) For purposes of this Agreement the term "knowledge" means with respect to a party hereto, with respect to any matter in question, that any of the Chief Executive Officer, Chief Financial Officer or Controller of such party, has actual knowledge of such matter.

     (c) For purposes of this Agreement, the term "Material Adverse Effect" when used in connection with an entity means any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of such entity and its subsidiaries taken as a whole, except for those changes, events and effects that (i) are directly caused by conditions affecting the United States economy as a whole or affecting the industry in which such entity competes as a whole, which conditions do not affect such entity in a disproportionate manner, or (ii) are related to or result from announcement or pendency of the Merger.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Schedules and the Parent Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in
Section 5.10.

     8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; provided that issues involving the corporate governance of any of the parties hereto shall be governed by their respective jurisdictions of incorporation. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court within the Northern District of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, other than issues involving the corporate governance of any of the parties hereto, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     8.11 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                          NETWORKS ASSOCIATES, INC.

                                          By:    /s/ WILLIAM L. LARSON

                                          --------------------------------------
                                          Name:  William L. Larson

                                          --------------------------------------
                                          Title:   Chairman and Chief Executive
                                          Officer

                                          --------------------------------------

                                          THOR ACQUISITION CORP.

                                          By:    /s/ PRABHAT K. GOYAL

                                          --------------------------------------
                                          Name:  Prabhat K. Goyal

                                          --------------------------------------
                                          Title:   President

                                          --------------------------------------

                                          TRUSTED INFORMATION SYSTEMS, INC.

                                          By:    /s/ STEPHEN T. WALKER

                                          --------------------------------------
                                          Name:   Stephen T. Walker

                                          --------------------------------------
                                          Title:  Chairman and Chief Executive
                                          Officer

                                          --------------------------------------

                        ****REORGANIZATION AGREEMENT****

                                                                         ANNEX B

                             STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT dated as of February 22, 1998 (the "Agreement") is entered into by and between Trusted Information Systems, Inc., a Delaware corporation ("Target"), and Networks Associates, Inc., a Delaware corporation ("Acquiror"). Capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed thereto in the Merger Agreement (as defined below).

                                    RECITALS

     WHEREAS, concurrently with the execution and delivery of this Agreement, Target, Acquiror and Thor Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror ("Sub"), are entering into an Agreement and Plan of Reorganization (the "Merger Agreement"), which provides that, among other things, upon the terms and subject to the conditions thereof, Target, Acquiror and Sub will enter into a business combination transaction (the "Merger"); and

     WHEREAS, as a condition to Acquiror's willingness to enter into the Merger Agreement, Acquiror has requested that Target agree, and Target has so agreed, to grant to Acquiror an option to acquire shares of Target's Common Stock, $0.01 par value, upon the terms and subject to the conditions set forth herein;

                                   AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

 1. Grant of Option

     Target hereby grants to Acquiror an irrevocable option (the "Option") to acquire up to a number of shares of the Common Stock, $0.01 par value, of Target ("Target Shares") equal to 19.9% of the issued and outstanding shares as of the first date, if any, upon which an Exercise Event (as defined in Section 2(a) below) shall occur (the "Option Shares"), in the manner set forth below (i) by paying cash at a price of $20.00 per share (the "Exercise Price") and/or, at Acquiror's election, (ii) by exchanging therefor shares of the Common Stock, $0.01 par value, of Acquiror ("Acquiror Shares") at a rate (the "Exercise Ratio"), for each Option Share, of a number of Acquiror Shares equal to the Exercise Price divided by the average closing sale prices during the previous 30 trading days of Acquiror Shares on the Nasdaq National Market immediately preceding the date of the Closing (as defined below) of the particular Option exercise (the "Acquiror Share Price").

 2. Exercise of Option; Maximum Proceeds

     (a) For all purposes of this Agreement, an "Exercise Event" shall occur immediately prior to the consummation of a Target Acquisition. A "Target Acquisition" shall mean any of the following transactions or series of related transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Target pursuant to which the stockholders of Target immediately preceding such transaction or series of related transactions hold less than 60% of the equity interests in the surviving or resulting entity of such transaction or transactions (without respect to any overlap in the companies' stockholder bases) (other than the transactions contemplated by this Agreement); (ii) a sale or other disposition by Target of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 40% of the fair market value of Target's business immediately prior to such sale; or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Target), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of 40% or more of the then outstanding shares of capital stock of Target. Consummation by Acquiror of the Merger or any other Acquisition with Target will not constitute a Target Acquisition. Notwithstanding any provision of this Agreement to the contrary, the economic benefit derived by Acquiror under this Agreement shall not exceed $12,000,000, less any Termination Fee paid to Acquiror under Section 7.3(b) of the Merger Agreement, and Acquiror shall promptly account to Target for any such excess. In addition, in lieu of delivery and receipt of the Target Shares issuable in connection with an Exercise Event, either Acquiror or Target may elect to have the economic benefit, if any, payable to Acquiror, pursuant to the immediately preceding sentence, be paid in cash promptly to Acquiror.

     (b) Acquiror may deliver to Target a written notice (and "Exercise Notice") specifying that it wishes to exercise and close a purchase of Option Shares at any time within 30 days following the occurrence of an Exercise Event, specifying the total number of Option Shares it wishes to acquire. Each closing of a purchase of Option Shares (a "Closing") shall occur on the date and at a time designated by the Acquiror in an Exercise Notice delivered at least five
(5) business days prior to the date of such Closing, which Closing shall be held at the offices of counsel to Acquiror upon the occurrence of an Exercise Event prior to the termination of the Option as may be designated by Acquiror in writing. In the event that no Exercise Event shall occur prior to termination of the Option, such Exercise Notice shall be void and of no further force and effect.

     (c) The Option shall terminate upon the earlier of (i) the Effective Time;
(ii) 12 months following the termination of the Merger Agreement pursuant to
Section 7.1(b), (d), (e) or (g) thereof if a third person or group shall have made and not withdrawn a proposal or entered into an agreement with Target with respect to a Target Acquisition on or prior to the date of such termination; and
(iii) six months after the date on which the Merger Agreement is terminated pursuant to Section 7.1(d), (e) or (g) if at the time of such termination there shall be no outstanding third person or group offer or agreement with Target with respect to any Target Acquisition (provided that, if during the pendency of such six-month period any such proposal is made or agreement is entered into, the Option shall not terminate until six months after the date such offer or agreement is made or entered into); provided, however, that if the Option is exercisable but cannot be exercised by reason of any applicable government order or because the waiting period related to the issuance of the Option Shares under the HSR Act shall not have expired or been terminated, then the Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Option may not be exercised if (i) Acquiror shall have breached in any material respect any of its covenants or agreements contained in the Merger Agreement or (ii) the representations and warranties of Acquiror contained in the Merger Agreement shall not have been true and correct in all material respects on and as of the date when made.

 3. Conditions to Closing

     The obligation of Target to issue Option Shares to Acquiror hereunder is subject to the conditions that (a) any waiting period under the HSR Act applicable to the issuance of the Option Shares hereunder shall have expired or been terminated; (b) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares hereunder shall have been obtained or made, as the case may be; and (c) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect. It is understood and agreed that at any time during which Acquiror shall be entitled to deliver to Target an Exercise Notice, the parties will use their respective best efforts to satisfy all conditions to Closing, so that a Closing may take place as promptly as practicable, and in any event, upon the occurrence of an Exercise Event.

 4. Closing

     At any Closing, (a) Target shall deliver to Acquiror a single certificate in definitive form representing the number of Target Shares designated by Acquiror in its Exercise Notice, such certificate to be registered in the name of Acquiror and to bear the legend set forth in Section 10 hereof, against delivery of (b) payment by Acquiror to Target of the aggregate purchase price for the Target Shares so designated and being purchased by delivery of (i) a certified check or bank check and/or, at Acquiror's election, (ii) a single certificate in definitive form representing the number of Acquiror Shares being issued by Acquiror in consideration therefor

(based on the Exercise Ratio), such certificate to be registered in the name of Target and to bear the legend set forth in Section 10 hereof.

 5. Representations and Warranties of Target

     Target represents and warrants to Acquiror that (a) Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Target and consummation by Target of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Target and no other corporate proceedings on the part of Target are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Target and constitutes a legal, valid and binding obligation of Target and, assuming this Agreement constitutes a legal, valid and binding obligation of Acquiror, is enforceable against Target in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity; (d) except for any filings required under the HSR Act, Target has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Target Shares for Acquiror to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Target Shares or other securities which may be issuable pursuant to Section 9(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable;
(e) upon delivery of the Target Shares and any other securities to Acquiror upon exercise of the Option, Acquiror will acquire such Target Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Acquiror; (f) the execution and delivery of this Agreement by Target do not, and the performance of this Agreement by Target will not, (i) violate the Certificate of Incorporation or Bylaws of Target, (ii) conflict with or violate any order applicable to Target or any of its subsidiaries or by which they or any of their property is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any property or assets of Target or any of its subsidiaries pursuant to, any contract or agreement to which Target or any of its subsidiaries is a party or by which Target or any of its subsidiaries or any of their property is bound or affected, except, in the case of clauses (ii) and
(iii) above, for violations, conflicts, breaches, defaults, rights of termination, amendment, acceleration or cancellation, liens or encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on Target; and (g) the execution and delivery of this Agreement by Target does not, and the performance of this Agreement by Target will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity except pursuant to the HSR Act.

 6. Representations and Warranties of Acquiror

     Acquiror represents and warrants to Target that (a) Acquiror is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution and delivery of this Agreement by Acquiror and the consummation by Acquiror of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and no other corporate proceedings on the part of Acquiror are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Acquiror and constitutes a legal, valid and binding obligation of Acquiror and, assuming this Agreement constitutes a legal, valid and binding obligation of Target, is enforceable against Acquiror in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity; and (d) except for any filings required under the HSR Act, Acquiror has taken (or will in a timely manner take) all necessary corporate and other action in connection with any exercise of the Option; (e) upon delivery of Acquiror Shares to Target in consideration of any acquisition of Target Shares pursuant hereto, Target will acquire such Acquiror Shares free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Target; (f) the execution and delivery of this Agreement by Acquiror do not, and the performance of this Agreement by Acquiror will not, (i) violate the Articles of Association of Acquiror, (ii) conflict with or violate any order applicable to Acquiror or any of its subsidiaries or by which they or any of their property is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of Acquiror or any of its subsidiaries pursuant to, any contract or agreement to which Acquiror or any of its subsidiaries is a party or by which Acquiror or any of its subsidiaries or any of their property is bound or affected, except, in the case of clauses (ii) and (iii) above, for violations, conflicts, breaches, defaults, rights of termination, amendment, acceleration or cancellation, liens or encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror; (g) the execution and delivery of this Agreement by Acquiror does not, and the performance of this Agreement by Acquiror will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except pursuant to the HSR Act; and (h) any Target Shares acquired upon exercise of the Option will not be acquired by Acquiror with a view to the public distribution thereof and Acquiror will not sell or otherwise dispose of such shares in violation of applicable law or this Agreement.

 7. Certain Rights

     (a) Acquiror Put. If Acquiror shall have exercised the Option, Acquiror may thereafter deliver to Target a written notice (a "Put Notice"), at any time during which Acquiror may exercise the Option, specifying that it wishes to sell (as specified in such Put Notice) all or a portion of the Option Shares acquired as a result of such exercise at the price, and in the form, set forth in paragraph (b) below. At any time after delivery of a Put Notice, unless such Put Notice is withdrawn by Acquiror, the closing of the Put (the "Put Closing") shall take place at the principal offices of Target on the date specified in the Put Notice (which shall be at least 5 days after the date of such Put Notice).

     (b) Payment and Redelivery of Cash or Acquiror Shares. At the Put Closing,
(i) Acquiror shall surrender to Target the certificates evidencing the Option Shares to be purchased by Target at such Put Closing and (ii) Target shall deliver to Acquiror a proportionate amount of the aggregate consideration paid by Acquiror in connection with any exercise of the Option, together with interest on such amounts at a per annum rate of 10% (which, in the case of Acquiror Shares, shall be based upon each applicable Acquiror Share Price). In addition, the consideration to be paid by Target to Acquiror at any Put Closing shall be in the form that is proportionate to the form previously paid by Acquiror to Target. By way of example only, if (x) one third of the aggregate Option Shares shall have been acquired for cash and two-thirds shall have been acquired for Acquiror Shares, then (y) the consideration to be paid by Target to Acquiror at such Put Closing shall consist of one-third cash and two-thirds Acquiror Shares. Any cash payment required to be made by Target to Acquiror shall be paid a certified check or bank check. In connection with any Acquiror Shares returned to Acquiror at a Put Closing, Target shall represent and warrant that such shares are then free and clear of all claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, other than those imposed by Acquiror.

     (c) Effect of Certain Actions. The amount of Option Shares and Acquiror Shares delivered or required to be delivered hereunder shall reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Shares or Target Common Stock), reorganization, recapitalization or other like change with respect to Acquiror Common Shares or Target Common Stock occurring after the date of Closing and prior to the date of the Put Closing.

     (d) Restrictions on Transfer. Until the termination of the Option, Target shall not sell, transfer or otherwise dispose of any Acquiror Shares acquired by it pursuant to this Agreement.

 8. Registration Rights

     (a) Following the termination of the Merger Agreement, each party hereto (a "Holder") may by written notice (a "Registration Notice") to the other party (the "Registrant") request the Registrant to register under the Securities Act all or any part of the shares acquired by such Holder pursuant to this Agreement (the "Registrable Securities") in order to permit the sale or other disposition of such shares pursuant to a bona fide firm commitment underwritten public offering in which the Holder and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use reasonable efforts to prevent any person or group from purchasing through such offering shares representing more than 1% of the outstanding shares of Common Stock of the Registrant on a fully diluted basis (a "Permitted Offering"); provided, however, that any such Registration Notice must relate to a number of shares equal to at least 2% of the outstanding shares of Common Stock of the Registrant on a fully diluted basis and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act. The Registration Notice shall include a certificate executed by the Holder and its proposed managing underwriter, which underwriter shall be an investment banking firm of nationally recognized standing (the "Manager"), stating that (i) the Holder and the Manager have a good faith intention to commence a Permitted Offering and (ii) the Manager in good faith believes that, based on the then prevailing market conditions, it will be able to sell the Registrable Securities at a per share price equal to at least 80% of the per share average of the closing sale prices of the Registrant's Common Stock on the Nasdaq National Market for the twenty trading days immediately preceding the date of the Registration Notice. The Registrant shall thereupon have the option exercisable by written notice delivered to the Holder within ten business days after the receipt of the Registration Notice, irrevocably to agree to purchase all or any part of the Registrable Securities for cash at a price (the "Option Price" equal to the product of (i) the number of Registrable Securities so purchased and (ii) the per share average of the closing sale prices of the Registrant's Common Stock on the Nasdaq National Market for the twenty trading days immediately preceding the date of the Registration Notice. Any such purchase of Registrable Securities by the Registrant hereunder shall take place at a closing to be held at the principal executive offices of the Registrant or its counsel at any reasonable date and time designated by the Registrant in such notice within 10 business days after delivery of such notice. The payment for the shares to be purchased shall be made by delivery at the time of such closing of the Option Price in immediately available funds.

     (b) If the Registrant does not elect to exercise its option to purchase pursuant to Section 8(a) with respect to all Registrable Securities, the Registrant shall use all reasonable efforts to effect, as promptly as practicable, the registration under the Securities Act of the unpurchased Registrable Securities requested to be registered in the Registration Notice; provided, however, that (i) neither party shall be entitled to more than an aggregate of two effective registration statements hereunder and (ii) the Registrant will not be required to file any such registration statement during any period of time (not to exceed 40 days after a Registration Notice in the case of clause (A) below or 90 days after a Registration Notice in the case of clauses (B) and (C) below) when (A) the Registrant is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and, in the written opinion of counsel to such Registrant, such information would have to be disclosed if a registration statement were filed at that time; (B) such Registrant is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) such Registrant determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving the Registrant. If consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement therefor, the provisions of this
Section 8 shall again be applicable to any proposed registration, it being understood that neither party shall be entitled to more than an aggregate of two effective registration statements hereunder. The Registrant shall use all reasonable efforts to cause any Registrable Securities registered pursuant to this Section 8 to be qualified for sale under the securities or blue sky laws of such jurisdictions as the Holder may reasonably request and shall continue such registration or qualification in effect in such jurisdictions; provided, however, that the Registrant shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

     (c) The registration rights set forth in this Section 8 are subject to the condition that the Holder shall provide the Registrant with such information with respect to such Holder's Registrable Securities, the plan for distribution thereof, and such other information with respect to such Holder as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in a registration statement all material facts required to be disclosed with respect to a registration thereunder.

     (d) A registration effected under this Section 8 shall be effected at the Registrant's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to the Holder, and the Registrant shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, the Holder and the Registrant agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type with the underwriters participating in such offering.

     (e) Indemnification

     (i) The Registrant will indemnify the Holder, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter of the Registrant's securities, with respect to any registration, qualification or compliance which has been effected pursuant to this Agreement, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Registrant of any rule or regulation promulgated under the Securities Act applicable to the Registrant in connection with any such registration, qualification or compliance, and the Registrant will reimburse the Holder and, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Registrant will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Registrant by such Holder or director or officer or controlling person or underwriter seeking indemnification.

     (ii) The Holder will indemnify the Registrant, each of its directors and officers and each underwriter of the Registrant's securities covered by such registration statement and each person who controls the Registrant within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Holder of any rule or regulation promulgated under the Securities Act applicable to the Holder in connection with any such registration, qualification or compliance, and will reimburse the Registrant, such directors, officers or control persons or underwriters for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Registrant by the Holder for use therein, provided that in no event shall any indemnity under this Section 8(e) exceed the gross proceeds of the offering received by the Holder..

     (iii) Each party entitled to indemnification under this Section 8(e) (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such

Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay such expense if representation of the Indemnified Party by counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 8(e) unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnifying Party shall be required to indemnify any Indemnified Party with respect to any settlement entered into without such Indemnifying Party's prior consent (which shall not be unreasonably withheld).

 9. Adjustment Upon Changes in Capitalization; Rights Plans

     (a) In the event of any change in the Target Shares by reason of stock dividends, stock splits, reverse stock splits, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities subject to the Option, the Exercise Ratio and the Exercise Price shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Acquiror shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Acquiror would have received in respect of the Target Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

     (b) At any time during which the Option is exercisable, and at any time after the Option is exercised (in whole or in part, if at all), Target shall not adopt a stockholders rights plan (a so-called "poison pill") that contains provisions for the distribution of rights thereunder as a result of Acquiror being the beneficial owner of shares of the first party by virtue of the Option being exercisable or having been exercised (or as a result of such other party beneficially owning shares issuable in respect of any Option Shares). It is understood, however, that following termination (if any) of the Merger Agreement, a party may adopt a stockholders rights plan, that contains provisions for the distribution of rights thereunder as a result of the other party being the beneficial owner of shares of the first party in addition to those that may be beneficially owned by virtue of the Option being exercisable or having been exercised (or as a result of such other party beneficially owning shares issuable in respect of any Option Shares).

10. Restrictive Legends

     Each certificate representing Option Shares issued to Acquiror hereunder, and each certificate representing Acquiror Shares delivered to Target at a Closing, shall include a legend in substantially the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF FEBRUARY 22, A COPY OF WHICH MAY BE OBTAINED FROM ACQUIROR.

11. Listing and HSR Filing

     Target, upon the request of Acquiror, shall promptly file an application to list the Target Shares to be acquired upon exercise of the Option for quotation on the Nasdaq National Market and shall use its best efforts to obtain approval of such listing as soon as practicable. Promptly after the date hereof, each of the parties hereto shall promptly file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required premerger notification and report forms and other documents and exhibits required to be filed under the HSR Act to permit the acquisition of the Target Shares subject to the Option at the earliest possible date.

12. Binding Effect

     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Any shares sold by a party in compliance with the provisions of
Section 8 shall, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement and any transferee of such shares shall not be entitled to the rights of such party. Certificates representing shares sold in a registered public offering pursuant to Section 8 shall not be required to bear the legend set forth in Section 10.

13. Specific Performance

     The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is an adequate remedy at law.

14. Entire Agreement

     This Agreement and the Merger Agreement (including the appendices thereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

15. Further Assurances

     Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

16. Validity

     The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and shall execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

17. Notices

     All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

        (a) if to Target, to:

               Trusted Information Systems, Inc.
           3060 Washington Road
           Glenwood, MD 21738
           Telephone No.: (301) 854-6889
           Facsimile No.: (301) 854-5755
           Attention: President and
           Chief Executive Officer

         with a copy to:

               Piper & Marbury L.L.P.
           1200 Nineteenth Street, N.W.
           Washington, DC 20036
           Telephone No.: (202) 861-3900
           Facsimile No.: (202) 223-2085
           Attention: Edwin M. Martin, Jr., Esq.

        (b) if to Acquiror, to:

               Networks Associates, Inc.
           2805 Bowers Avenue
           Santa Clara, CA 95051
           Attention: President and
           Chief Executive Officer
           Telephone No.: (408) 988-3932
           Facsimile No.: (408) 988-6054

         with a copy to:

               Wilson Sonsini Goodrich & Rosati, P.C.
           650 Page Mill Road
           Palo Alto, California 94304-1050
           Attention: Jeffrey D. Saper, Esq.
           Kurt J. Berney, Esq.
           Telephone No.: (650) 493-9300
           Telecopy No.: (650) 493-6811

18. Governing Law

     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.

19. Counterparts

     This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which, taken together, shall constitute one and the same instrument.

20. Expenses

     Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

21. Amendments; Waiver

     This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

22. Assignment

     Neither of the parties hereto may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that the rights and obligations hereunder shall inure to the benefit of and be binding upon any successor of a party hereto.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          ACQUIROR:

                                          NETWORKS ASSOCIATES, INC.

                                          By:    /s/ WILLIAM L. LARSON

                                          --------------------------------------
                                          Name:  William L. Larson

                                          --------------------------------------
                                          Title:   Chairman and Chief Executive
                                          Officer

                                          --------------------------------------

                                          TARGET:

                                          TRUSTED INFORMATION SYSTEMS, INC.

                                          By:    /s/ STEPHEN T. WALKER

                                          --------------------------------------
                                          Name:  Stephen T. Walker

                                          --------------------------------------
                                          Title:   President and Chief Executive
                                          Officer

                                          --------------------------------------

                          ***STOCK OPTION AGREEMENT***
                          (Target option to Acquiror)

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          ACQUIROR:

                                          NETWORKS ASSOCIATES, INC.

                                          By:    /s/ WILLIAM L. LARSON

                                          --------------------------------------
                                          Name:  William L. Larson

                                          --------------------------------------
                                          Title:   Chairman and Chief Executive
                                          Officer

                                          --------------------------------------

                                          TARGET:

                                          TRUSTED INFORMATION SYSTEMS, INC.

                                          By:    /s/ STEPHEN T. WALKER

                                          --------------------------------------
                                          Name:  Stephen T. Walker

                                          --------------------------------------
                                          Title:   President and Chief Executive
                                          Officer

                                          --------------------------------------

                          ***STOCK OPTION AGREEMENT***
                          (Target option to Acquiror)

                                                                         ANNEX C

February 22, 1998

The Board of Directors
Trusted Information Systems, Inc.
3060 Washington Road (Rt. 97)
Glenwood, MD 21738

Attention: Stephen T. Walker
        Chairman, President and CEO

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Trusted Information Systems, Inc. (the "Company") of the consideration proposed to be paid to them in connection with the proposed merger (the "Merger") of the Company with and into Thor Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of Networks Associates, Inc. (the "Buyer"). Pursuant to the Agreement and Plan of Reorganization, dated as of February 22, 1998, (the "Agreement"), among the Company, the Buyer and Merger Sub, Merger Sub will merge with and into the Company, the Company will become a wholly-owned subsidiary of the Buyer, and each share of Common Stock, $0.01 par value per share, of the Company (other than shares canceled pursuant to the terms of the Agreement) will be converted into the right to receive 0.3230 shares of common stock of the Buyer, as may be adjusted pursuant to the terms of the Agreement.

     In arriving at our opinion, we have reviewed (i) the Agreement; (ii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies comparable to the Company and the consideration received for such companies; (iv) current and historical market prices of the common stock of the Company and the Buyer; (v) the audited financial statements of the Company for the fiscal year ended December 27, 1996 and the quarter ended September 26, 1997, the audited financial statements of the Buyer for the fiscal year ended December 31, 1997, and the unaudited financial statements of the Company for the fiscal year ended December 26, 1997; (vi) certain agreements with respect to outstanding indebtedness or obligations of the Company; (vii) certain internal financial analyses and forecasts prepared by the Company and its management; and
(viii) the terms of other business combinations that we deemed relevant.

     In addition, we have held discussions with certain members of the management of the Company and the Buyer with respect to certain aspects of the Merger, the past and current business operations of the Company and the Buyer, the financial condition and future prospects and operations of the Company and the Buyer, the effects of the Merger on the financial condition and future prospects of the Company and the Buyer, and certain other matters we believed necessary or appropriate to our inquiry. We have visited certain representative facilities of the Company, and reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

     In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Buyer or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Buyer's stock will trade at any future time.

     We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee if the proposed Merger is consummated. Please be advised that we acted as lead underwriter in the Company's initial public offering in October 1996. In the ordinary course of their businesses, our affiliates may actively trade the debt and equity securities of the Company or the Buyer for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

     On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the Company's stockholders in the proposed Merger is fair, from a financial point of view, to such stockholders.

     This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company.

                                          Very truly yours,
                                          J.P. MORGAN SECURITIES INC.

                                          By:      /s/ TODD R. MARIN

                                          --------------------------------------
                                          Name:  Todd R. Marin
                                          Title:   Managing Director

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.
Article 6 of the Registrant's Certificate of Incorporation and Article VIII of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware Law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors.

     The Reorganization Agreement provides that commencing with the effectiveness of the Merger, the Registrant will indemnify the current officers and directors of TIS for any action or inaction by such person prior to the Merger.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS

        EXHIBIT NO.*                            DESCRIPTION
        ------------                            -----------
           2.1**        Agreement and Plan of Reorganization, dated as of February
                        22, 1998, among Networks Associates, Inc., Thor Acquisition
                        Corp. and Trusted Information Systems, Inc.
           2.2***       Stock Option Agreement, dated as of February 22, 1998, among
                        Networks Associates, Inc. and Trusted Information Systems,
                        Inc.
           3.1          Second Restated Certificate of Incorporation of Networks
                        Associates, Inc., as amended on December 1, 1997.
           3.2          Bylaws of Networks Associates, Inc.
           3.3          Certificate of Designation of Series A Preferred Stock of
                        Networks Associates, Inc., incorporated by reference to
                        Exhibit 3.3 of the Registrant's Form 10-Q for the Quarter
                        ended September 30, 1996.
           4.1          Registration Rights Agreement, dated as of August 30, 1996, by and among Networks Associates, Inc., FSA Combination
                        Corp. and FSA Corporation, incorporated by reference to the
                        Registrant's Report on Form 8-K as filed with the Securities and Exchange Commission on September 24, 1996.
           4.2          Registration Rights Agreement, dated January 13, 1997 by and between Networks Associates, Inc. and the shareholders of
                        Jade, incorporated by reference to the Registrant's Report on Form 8-K, as filed with the Securities and Exchange
                        Commission on March 14, 1997.
           4.3          Registration Rights Agreement, dated as of February 28,
                        1997, by and between Networks Associates, Inc. and
                        shareholders of Schuijers, incorporated by reference to
                        Exhibit 10.50 to the Registrant's Report on Form 10-K, for
                        the year ended December 31, 1996.
           4.4          Registration Rights Agreement, dated as of December 1, 1997, by and between Networks Associates, Inc. and shareholders of
                        Helix Software Company, incorporated by reference to the
                        Registrant's Registration Statement of Form S-3, filed with the Commission on February 12, 1998.

        EXHIBIT NO.*                            DESCRIPTION
        ------------                            -----------
           4.5          Registration Rights Agreement, dated December 9, 1997
                        between the Registrant and certain of the shareholders of
                        PGP, incorporated by reference to the Registrant's
                        Registration Statement of Form S-3, filed with the
                        Commission on February 12, 1998.
           4.6          Indenture dated as of February 13, 1998 between Networks
                        Associates, Inc. and State Street Bank and Trust Company of
                        California, N.A., as Trustee.
           5.1          Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation.
           8.1          Form of Tax Opinion of Wilson Sonsini Goodrich & Rosati,
                        Professional Corporation.
           8.2          Form of Tax Opinion of Piper & Marbury L.L.P.
          21.1          Subsidiaries of Networks Associates, Inc., incorporated by reference to the Registrant's Registration Statement of Form
                        S-3, filed with the Commission on February 12, 1998
          23.1          Consent of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation (included in opinions filed as Exhibits 5.1 and
                        8.1).
          23.2          Consent of Piper & Marbury LLP (included in opinion filed as
                        Exhibit 8.2).
          23.3          Consent of Coopers & Lybrand L.L.P.
          23.4          Consent of Ernst & Young LLP, Independent Auditors
          23.5          Consent of J.P. Morgan Securities Inc.
          24.1          Power of Attorney (see Page II-4).

---------------
  * On December 1, 1997, the Registrant changed its legal name from McAfee Associates, Inc. to Networks Associates Inc. Items filed by the Registrant prior to December 1, 1997 were filed under the name McAfee Associates, Inc.

 ** Incorporated by reference to Annex A to the Proxy Statement/Prospectus.

*** Incorporated by reference to Annex C to the Proxy Statement/Prospectus.

     (B) FINANCIAL STATEMENTS SCHEDULES

     The information required to be set forth herein is incorporated by reference to Networks Associates' Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and TIS's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended on Form 10-K/A.

ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (8) To supply by means of a post-effective amendment all required information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 24th day of March 1998.

                                          NETWORKS ASSOCIATES, INC.

                                          By:    /s/ WILLIAM L. LARSON
                                            ------------------------------------
                                                     William L. Larson
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William L. Larson and Prabhat K. Goyal and each of them, jointly and severally, as his true and lawful attorneys-in-fact and agents, each with full power of substitution for him and in his name, place and stead in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                      SIGNATURE                                   CAPACITY                   DATE
                      ---------                                   --------                   ----
                /s/ WILLIAM L. LARSON                      Chairman of the Board,       March 24, 1998
-----------------------------------------------------   President and Chief Executive
                  William L. Larson                     Officer (Principal executive
                                                                  officer)

                /s/ PRABHAT K. GOYAL                       Chief Financial Officer      March 24, 1998
-----------------------------------------------------     (Principal financial and
                  Prabhat K. Goyal                           accounting officer)

                   /s/ JOHN BOLGER                              Board Member            March 24, 1998
-----------------------------------------------------
                     John Bolger

                /s/ LESLIE G. DENEND                            Board Member            March 24, 1998
-----------------------------------------------------
                  Leslie G. Denend

                /s/ VIRGINIA GEMMELL                            Board Member            March 24, 1998
-----------------------------------------------------
                  Virginia Gemmell

                  /s/ EDWIN HARPER                              Board Member            March 24, 1998
-----------------------------------------------------
                    Edwin Harper

                   /s/ HARRY SAAL                               Board Member            March 24, 1998
-----------------------------------------------------
                     Harry Saal

                                 EXHIBIT INDEX

        EXHIBIT NO.*                            DESCRIPTION
        ------------                            -----------
           2.1**        Agreement and Plan of Reorganization, dated as of February
                        22, 1998, among Networks Associates, Inc., Thor Acquisition
                        Corp. and Trusted Information Systems, Inc.
           2.2***       Stock Option Agreement, dated as of February 22, 1998, among
                        Networks Associates, Inc. and Trusted Information Systems,
                        Inc.
           3.1          Second Restated Certificate of Incorporation of Networks
                        Associates, Inc., as amended on December 1, 1997.
           3.2          Bylaws of Networks Associates, Inc.
           3.3          Certificate of Designation of Series A Preferred Stock of
                        Networks Associates, Inc., incorporated by reference to
                        Exhibit 3.3 of the Registrant's Form 10-Q for the Quarter
                        ended September 30, 1996.
           4.1          Registration Rights Agreement, dated as of August 30, 1996, by and among Networks Associates, Inc., FSA Combination
                        Corp. and FSA Corporation, incorporated by reference to the
                        Registrant's Report on Form 8-K as filed with the Securities and Exchange Commission on September 24, 1996.
           4.2          Registration Rights Agreement, dated January 13, 1997 by and between Networks Associates, Inc. and the shareholders of
                        Jade, incorporated by reference to the Registrant's Report on Form 8-K, as filed with the Securities and Exchange
                        Commission on March 14, 1997.
           4.3          Registration Rights Agreement, dated as of February 28,
                        1997, by and between Networks Associates, Inc. and
                        shareholders of Schuijers, incorporated by reference to
                        Exhibit 10.50 to the Registrant's Report on Form 10-K, for
                        the year ended December 31, 1996.
           4.4          Registration Rights Agreement, dated as of December 1, 1997, by and between Networks Associates, Inc. and shareholders of
                        Helix Software Company, incorporated by reference to the
                        Registrant's Registration Statement of Form S-3, filed with the Commission on February 12, 1998.
           4.5          Registration Rights Agreement, dated December 9, 1997
                        between the Registrant and certain of the shareholders of
                        PGP, incorporated by reference to the Registrant's
                        Registration Statement of Form S-3, filed with the
                        Commission on February 12, 1998.
           4.6          Indenture dated as of February 13, 1998 between Networks
                        Associates, Inc. and State Street Bank and Trust Company of
                        California, N.A., as Trustee.
           5.1          Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation.
           8.1          Form of Tax Opinion of Wilson Sonsini Goodrich & Rosati,
                        Professional Corporation.
           8.2          Form of Tax Opinion of Piper & Marbury L.L.P.
          21.1          Subsidiaries of Networks Associates, Inc., incorporated by reference to the Registrant's Registration Statement of Form
                        S-3, filed with the Commission on February 12, 1998
          23.1          Consent of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation (included in opinions filed as Exhibits 5.1 and
                        8.1).
          23.2          Consent of Piper & Marbury LLP (included in opinion filed as
                        Exhibit 8.2).
          23.3          Consent of Coopers & Lybrand L.L.P.
          23.4          Consent of Ernst & Young LLP, Independent Auditors

        EXHIBIT NO.*                            DESCRIPTION
        ------------                            -----------
          23.5          Consent of J.P. Morgan Securities Inc.
          24.1          Power of Attorney (see Page II-4).

---------------
  * On December 1, 1997, the Registrant changed its legal name from McAfee Associates, Inc. to Networks Associates Inc. Items filed by the Registrant prior to December 1, 1997 were filed under the name McAfee Associates, Inc.

 ** Incorporated by reference to Annex A to the Proxy Statement/Prospectus.

*** Incorporated by reference to Annex C to the Proxy Statement/Prospectus.